Form 10-K/A, Exhibit 13
period 1994-03-31
NETWORK EQUIPMENT TECHNOLOGIES INC
filed 1994-06-28
CIK 752431

                                                                  EXHIBIT 13.1

The Premier Supplier of Enterprise Network Products for Information-Intensive Organizations and Value-Added Network Service Providers Worldwide.

For over a decade, N.E.T. has manufactured and supported products for enterprise networks. The largest and most successful carriers and end-user organizations in the world rely on N.E.T. products to provide digital communications services. Integrating data, voice, video and image applications, these services include ATM, SONET, frame relay, ISDN and internetworking. Enterprise networks based on N.E.T. products operate in numerous countries around the globe. Designed for reliability, flexibility and compliance with worldwide standards, N.E.T. products are backed by an unparalleled service and support infrastructure. In partnership with leading technology companies, N.E.T. offers solutions for today with a migration path to tomorrow.

Financial Highlights


                                                                      Highlights for Years Ended March 31,
(Dollars in thousands, except per share amounts)                                     1994             1993
- - - ----------------------------------------------------------------------------------------------------------
Revenue                                                                          $237,672          218,846
Net loss                                                                           (6,324)         (11,097)
Primary and fully diluted net loss per share                                        (0.38)           (0.71)
Total assets                                                                      187,015          186,596
7 1/4% convertible subordinated debentures                                         68,625           68,625
Stockholders' equity                                                               58,928           61,323
Number of employees                                                                 1,164            1,117


                                                                      1994 Highlights by Quarter
(Dollars in thousands, except per share amounts)               First       Second       Third       Fourth
- - - ----------------------------------------------------------------------------------------------------------
Revenue                                                     $ 54,581     $ 55,011    $ 61,245     $ 66,835
Net income (loss)                                             (1,009)      (1,545)        330       (4,100)
Net income (loss) per share                                    (0.06)       (0.09)       0.02        (0.24)





Three bar graphs are depicted here with the following descriptions and quarterly values:

Revenue                               New Customers                          Revenue Per Employee
(Dollars in millions)                                                        (Dollars in thousands, annualized)

 Q1      Q2       Q3      Q4          Q1       Q2      Q3       Q4           Q1      Q2       Q3      Q4
- - - ---      --       --      --          --       --      --       --           --      --       --      --

54.6     55.0    61.2     66.8        33       31      23       51           195     197      212     227

To Our Shareholders

         N.E.T. built its business on quality service, customer satisfaction and the value we add to enterprise network applications and operations. The reliability of N.E.T.'s networking systems would be hard to match in any industry. Our products handle billions of dollars of daily financial transactions, provide non-stop support for continuous manufacturing processes and form a resilient infrastructure for key military operations. In fact, our systems are critical elements in virtually every industry that absolutely cannot afford a network outage or service delay.

         In fiscal year 1994, we reported the highest annual revenues in the history of the Company -- $237.7 million. A record $66.8 million in revenues was set in the final quarter, while adding a record 51 new customers and increasing backlog. During the fourth quarter, over thirty percent of product revenue was generated by new customers added during the year and total annualized revenue per employee increased to $227,000.

         There was substantial growth in product revenues from the SONET Transmission Manager(TM) (STM(TM)) family of systems -- growing by 54.4 per cent year-on-year. In the second half, product revenues from N.E.T.'s flagship product family of IDNX(R) Communications Resource Managers (CRMs) increased by
10.9 percent compared with the same period last year. We achieved a number of significant wins that launched substantial networks and, in some cases, displaced competitors' systems.

         Over the course of the year, N.E.T. won two of the largest enterprise frame relay networks in the world -- PaineWebber and Pearl Assurance. Florida Power and several cellular service providers significantly increased their bandwidth potential and network resiliency with STM switches. Amoco and Stanford University both established asynchronous transfer mode (ATM) trials that include the N.E.T.(TM) ATMX(TM) switch. From a carrier perspective, Sprint International and Eunetcom chose N.E.T.'s IDNX CRMs for multinational VAN (Value-Added Network) backbones.

         While we were gratified by these achievements, return to shareholders was disappointing. Operating expenses were high and our increasing investment in ATM technology did not produce significant revenue in fiscal 1994. First generation ATM products were used by our customers primarily in small trials rather than in applications with large revenue potential.

         Thus, we took actions in the fourth quarter of fiscal 1994 to improve overall performance. We tightened the focus of both our market and product strategies and reorganized the Company to reduce costs and establish a realistic business plan for fiscal 1995.

         We narrowed our market strategy to leverage our core competencies.
Our strengths are in two strategic markets: enterprise backbone networks that include campus and wide-area network applications and multinational Value-Added Networks. N.E.T. is a recognized leader in these two markets. The largest and most successful carriers and end-user organizations in the world rely on N.E.T. products and service to provide mission-critical networking capabilities.

         In recognition of the strategic importance of ATM technology to all of N.E.T.'s markets, we redirected our ATM product strategy to align with our traditional enterprise networking strengths. The former ADAPTIVE(TM) Division was integrated into the engineering, sales and marketing line organizations of N.E.T. to leverage its ATM development expertise and to accelerate development of second generation products.

         These changes complete the consolidation of subsidiaries and divisions into a "single" N.E.T. -- with a single mission.

         The past year proved to be one of mixed results, but it was a year in which we made important decisions to redirect the Company. We believe that these actions have significantly enhanced our ability to meet our challenges and to take full advantage of future opportunities.

         Sincerely,


         Joseph J.Francesconi
         President and Chief Executive Officer


         John B. Arnold
         Chairman




         Photograph: President & Chairman




         John B. "Jack" Arnold has been an N.E.T. Board Member since the Company's early days and Chairman since early 1994. Joseph J. "Joe" Francesconi was recruited as President and CEO of N.E.T. in March of 1994. He brings 20-plus years of enterprise computing and networking expertise to the position.

         Superior Support for Premier Product

         At N.E.T. we recognize the issues close to the hearts of our clients. These information-intensive enterprises run heartbeat networks - - information flow is their business lifeblood, and outages or service delays could severely impact their livelihoods. As the first vendor to understand the value of superior support to the enterprise networking community, N.E.T. developed the team and tools demanded by the world's most demanding networks. N.E.T. Client Support is acknowledged as the best there is.

         In fact, N.E.T. sets the industry standard for outstanding service and support. In two successive Users' Choice surveys, N.E.T. was voted top in all eight service categories*. Our Technical Assistance Centers (TACs) scored 25% higher than the hotline support average, and resolve over 75% of network problems remotely.

         Users also voted N.E.T.'s IDNX top in all eight product categories*. No wonder much of the world's most critical information relies upon N.E.T. networks. We can provide a level of resilience and support uniquely suited to each client.

         * Data Communications Magazine 1990 & 1992

         AirTouch Cellular, a leading cellular communications provider, has recently chosen N.E.T. to supply equipment for its cellular backbone network. "There is a close alignment in the vision of quality held by N.E.T. and AirTouch Cellular," said Owen Lichtenwalner, network director of AirTouch Cellular. "This was evidenced throughout the procurement, installation and cut-over processes. We are impressed with N.E.T.'s level of support - it is prompt and thorough."

         By providing an efficient, manageable network solution, N.E.T. has enabled AirTouch staff to "focus on important network issues, while increasing the productivity of engineering and operations personnel," according to Lichtenwalner. "We have a true partnership," he added.

         Our reputation for premier backbone networking is built on network reality: our support for heartbeat networks allows managers to sleep at night

         Top Technology and Network Knowledg

         N.E.T.'s success is founded on technology leadership combined with backbone networking expertise. Our innovations target network problems experienced by information-intensive organizations. Our experience -- gained over the last decade dealing with the world's most critical network applications -- enables our clients to minimize their stress in managing heartbeat networks.

         We introduced the intelligent network as a flexible, cost-effective solution for the integration of applications across the wide-area. Our IDNX platform was the first to enable enterprises to fully leverage their backbone networks for their own competitive advantage. Recognizing the value of this approach in today's data-intensive business environment, N.E.T.'s STM family of SONET-based transmission managers extends that advantage into the broadband arena.

         Continuing the Company's technological lead, N.E.T. has developed a powerful set of networking solutions for the embryonic ATM marketplace. N.E.T. clients have an evolutionary path to integrate ATM on existing and planned N.E.T. platforms.

         Advantis, a network technology company, is using a range of N.E.T. products to enable multinational outsourcing services for large information-intensive enterprises.

         With more than 240 nodes, Advantis' backbone requires intelligent network platforms capable of responding to changing network conditions automatically. By rapidly rerouting traffic around failures, N.E.T.'s platforms allow network operators time to concentrate on higher-level management activities.

         "We are impressed by N.E.T.'s circuit-switched technology and the expertise of their people," said Joan Corley, director of network engineering for Advantis.

         "As a provider of network services, networked applications and network outsourcing, Advantis knows the challenges networking presents and requires an experienced equipment vendor, like N.E.T., to understand and resolve network issues quickly and competently. Together, we make a great team."

         Our reputation for premier backbone networking is built on network reality: our success is based on top technology and network knowledge

         Enterprise Expertise

         N.E.T. is the premier backbone network supplier for enterprises worldwide. Our networks manage bandwidth for financial transactions, manufacturing systems and defense operations around the clock and around the globe.

         To continue to excel in our specialist markets, the entire Company is targeted on N.E.T.'s primary mission -- being the premier supplier of enterprise networks for information-intensive organizations and multinational Value-Added Network (VAN) service providers worldwide.

         Our prestigious client base includes many leading enterprises, engaged in: financial services and stock exchanges; airline reservations; auto manufacturing; pharmaceutical production; oil and gas industries; and government activities around the world.

         N.E.T. understands the backbone networking needs of these enterprises. By building on our traditional strengths, leveraging our technology leadership with ATM and working with our strategic partners, we will continue to address enterprise networking needs from the wide-area to the campus.

         With decreasing defense budgets and a changing geo-political landscape, the Defense Information Systems Agency (DISA) needed to consolidate many separate networks to more effectively provide communications to the warfighter.

         The technology exists to make it happen. N.E.T.'s IDNX CRM is the platform of choice to achieve DISA's goal of an integrated Defense Information Systems Network (DISN).

         Over the last three years, the U.S. Department of Defense has purchased more than 300 IDNX nodes for installation at military and defense locations worldwide. DISA provides the implementation, management and operations oversight for this extensive network. N.E.T. is working with DISA to provide a global, seamless infrastructure that will support voice, video and data applications that enhance the effectiveness of forces around the world.

         Our reputation for premier backbone networking is built on network reality: enterprises trust us to handle their vital assets around the clock

         Adding Value to VANs

         N.E.T. is the premier backbone network supplier to multinational Value-Added Network (VAN) service providers worldwide. This market is growing rapidly, resulting in some of the world's largest backbone networks.

         Already, N.E.T.'s IDNX CRM is the platform of choice for the leading multinational VAN service providers. The challenge of global networking is to provide a seamless, resilient infrastructure consisting of standard platforms which can be tuned to suit local conditions. IDNX networks meet this challenge. Renowned for their reliability and flexibility, they enable a wide range of service offerings to be provisioned cost-effectively.

         Our client list includes the world's top multinational Value-Added Network service providers, such as: AT&T Business Communications Services; the BT/MCI joint venture; Eunetcom; Infonet Services Corporation; and Sprint International.

         N.E.T. understands the backbone networking needs of these organizations. Continued dedication to their specific requirements is N.E.T.'s primary mission -- being the premier supplier of enterprise networks for information-intensive organizations and multinational VAN service providers worldwide.

         Sprint International, Sprint's global telecommunications subsidiary, will provide flexible voice, data, messaging and video services on its new IDNX CRM-based global backbone network.

         "The deployment of the IDNX CRM provides a flexible, reliable, cost-efficient platform to integrate our multiple networks into one single network for rapid growth," said Dominique Jacquet, Vice President of Operations for Sprint International. "After extensive analysis, we chose N.E.T. based on the flexibility of the company as well as its product flexibility."

         "We value the IDNX CRM's distributed network intelligence -- this allows Sprint International to achieve its mission to provide very high-quality service at low-cost. For instance, N.E.T.'s solution doubles the cost-efficiency of bandwidth usage, drastically increases our network surveillance capabilities and significantly reduces transmission costs," explained Jacquet.

         Our reputation for premier backbone networking is built on network reality: our reliability and flexibility are valued by global service providers

FINANCIAL REVIEW





                                  Quarterly Financial Data
                                  Five Year Financial Summary                13
                                  ---------------------------------------------

                                  Management's Discussion
                                  and Analysis                               14
                                  ---------------------------------------------

                                  Consolidated
                                  Balance Sheet                              19
                                  ---------------------------------------------

                                  Consolidated Statement
                                  of Operations                              20
                                  ---------------------------------------------

                                  Consolidated Statement
                                  of Cash Flows                              21
                                  ---------------------------------------------

                                  Consolidated Statement
                                  of Stockholders' Equity                    22
                                  ---------------------------------------------

                                  Notes to Consolidated
                                  Financial Statements                       23
                                  ---------------------------------------------

                                  Independent Auditors'
                                  Report                                     31
                                  ---------------------------------------------

                                  Common Stock Dividends
                                  and Price Range                            32
                                  ---------------------------------------------

                                  Corporate Directory                        33
                                  =============================================

QUARTERLY FINANCIAL DATA (UNAUDITED)
(Dollars in thousands, except per share amounts)

Fiscal Quarter 1994                                               1st          2nd         3rd          4th
- - - -----------------------------------------------------------------------------------------------------------
Revenue                                                       $54,581      $55,011     $61,245     $ 66,835
- - - -----------------------------------------------------------------------------------------------------------
Gross margin                                                   27,529       28,071      30,897       29,251
- - - -----------------------------------------------------------------------------------------------------------
Net income (loss)                                              (1,009)      (1,545)        330       (4,100)
- - - -----------------------------------------------------------------------------------------------------------
Primary and fully diluted earnings (loss) per share              (.06)        (.09)        .02         (.24)
- - - -----------------------------------------------------------------------------------------------------------

Fiscal Quarter 1993                                               1st          2nd         3rd          4th
- - - -----------------------------------------------------------------------------------------------------------
Revenue                                                       $51,444      $53,986     $56,110     $ 57,306
- - - -----------------------------------------------------------------------------------------------------------
Gross margin                                                   28,815       29,357      29,353       31,405
- - - -----------------------------------------------------------------------------------------------------------
Net income (loss)                                               1,622        1,562       1,186      (15,467)
- - - -----------------------------------------------------------------------------------------------------------
Primary and fully diluted earnings (loss) per share               .10          .10         .08         (.97)
- - - -----------------------------------------------------------------------------------------------------------

Results for the fourth quarter of fiscal 1994 include a charge of $5.5 million, or $0.32 per share, for excess inventory and other costs related to streamlining the Company's operations. See Management's Discussion and Analysis.

Results for the fourth quarter of fiscal 1993 include restructuring and other non-recurring charges of $17.0 million, or $1.08 per share. See the restructuring and other non-recurring charges footnote in the Notes to Consolidated Financial Statements and Management's Discussion and Analysis.



FIVE YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)

Years Ended March 31,                             1994          1993        1992        1991            1990
- - - ------------------------------------------------------------------------------------------------------------
Revenue                                       $237,672      $218,846    $180,805    $135,013        $180,800
Income (loss) before extraordinary credit       (6,324)      (11,097)    (11,213)    (49,559)         13,473
Net income (loss)                               (6,324)      (11,097)    (11,213)    (46,111)         13,473
Primary earnings (loss) per share:
   Income (loss) before extraordinary credit      (.38)         (.71)       (.76)      (3.47)            .93
   Net income (loss)                              (.38)         (.71)       (.76)      (3.23)            .93
7-1/4% convertible subordinated debentures      68,625        68,625      68,625      68,625          75,000
Other long-term obligations                          -            52       1,212       2,900           5,557
Total assets                                   187,015       186,596     178,605     171,723         233,982

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes. The Company's fiscal 1994 operating results may be affected by a number of factors, trends, and risks--many beyond the Company's control. These factors include, among others: trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in domestic and international economic and/or political conditions or regulations, and other factors identified below.


RESULTS OF OPERATIONS

The following table depicts selected data derived from the consolidated statement of operations expressed as a percentage of revenue for each of the three years in the period ended March 31, 1994:

Percent of Revenue                                                            1994          1993         1992
- - - -------------------------------------------------------------------------------------------------------------
Product revenue                                                               69.8          74.3         79.4
Service and other revenue                                                     30.2          25.7         20.6
- - - -------------------------------------------------------------------------------------------------------------
   Total revenue                                                             100.0         100.0        100.0
- - - -------------------------------------------------------------------------------------------------------------

Product revenue gross margin                                                  56.2          61.7         62.8
Service and other revenue gross margin                                        31.4          33.0         37.6
- - - -------------------------------------------------------------------------------------------------------------
   Total gross margin                                                         48.7          54.3         57.6
- - - -------------------------------------------------------------------------------------------------------------

Sales and marketing                                                           29.9          28.9         31.9
Research and development                                                      14.2          14.7         15.8
General and administrative                                                     5.6           6.3          7.8
Restructuring and other non-recurring charges                                  0.0           7.7          0.0
- - - -------------------------------------------------------------------------------------------------------------
   Total operating expenses                                                   49.7          57.6         55.5
- - - -------------------------------------------------------------------------------------------------------------

- - - -------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                 (1.0)         (3.3)         2.1
- - - -------------------------------------------------------------------------------------------------------------

Settlement of litigation                                                       0.0           0.0         (7.4)
Interest income                                                                0.6           1.0          1.6
Interest expense                                                              (2.2)         (2.4)        (3.2)
Other                                                                         (0.1)         (0.4)        (0.1)
- - - -------------------------------------------------------------------------------------------------------------
Loss before income tax                                                        (2.7)         (5.1)        (7.0)
- - - -------------------------------------------------------------------------------------------------------------

- - - -------------------------------------------------------------------------------------------------------------
Net loss                                                                      (2.7)         (5.1)        (6.2)
- - - -------------------------------------------------------------------------------------------------------------

COMPARISON OF 1994 AND 1993

REVENUE

Total revenue in fiscal 1994 increased $18.8 million or 8.6% from fiscal 1993. Product revenue and service and other revenue increased $3.3 million and $15.5 million, respectively, for this year. The 2.0% increase in product revenue is principally due to increased STM sales in the U.S. partially offset by lower IDNX sales in Europe. Service and other revenue increased 27.6% from the prior year. This increase is attributable to higher service revenues coming from increases in the installed base of the Company's products as well as increases in system integration services in support of product sales to the U.S. government. Overall, international sales decreased 3.0% over last year and in fiscal 1994 represented 22.0% of the Company's total revenue as compared to 24.7% in fiscal

1993. Sales to the U.S. government grew 23.4% over last year and in fiscal 1994 represented 27.5% of total revenue compared to 24.2% in fiscal 1993.

GROSS MARGIN

Total gross margin as a percentage of total revenue decreased to 48.7% in
fiscal 1994 from 54.3% in fiscal 1993.   Both product and service and other
revenue gross margins contributed to this decline. Product gross margin decreased to 56.2% in fiscal 1994 from 61.7% in fiscal 1993. Negatively impacting product margin was a $3.8 million charge to cost of product revenue related to a writedown of excess ATMX inventory and fixed assets. Excluding this writedown, product gross margin would have been 58.5%. Part of the remaining decrease resulted from unfavorable manufacturing variances from lower production volumes in the first half of fiscal 1994. In addition, higher gross margin due to a favorable sales channel mix was offset by an increase in sales discounts related to new marketing programs. The gross margin for service and other revenue declined to 31.4% in fiscal 1994 from 33.0% in fiscal 1993 due to a significantly higher mix of lower margin system integration services provided under a U.S. government contract. In addition, the gross margin on these system integration services declined to 9.9% in fiscal 1994 from 14.7% in fiscal 1993 due to the mix of OEM products and services provided.

OPERATING EXPENSES

Operating expenses decreased $8.0 million in fiscal 1994. Excluding the $17.0 million restructuring and other non-recurring charges in fiscal 1993, operating expenses increased $9.0 million. Excluding these charges, operating expenses as a percentage of total revenue decreased to 49.7% in fiscal 1994 from 49.8% in fiscal 1993. As management continues to focus on streamlining the Company's operations, it expects the relationship of operating expense as a percentage of total revenue to decrease.

Sales and marketing expense increased $7.9 million in fiscal 1994 and increased as a percentage of total revenue to 29.9% in fiscal 1994 from 28.9% in fiscal 1993. The dollar increase is primarily the result of additional headcount to support revenue growth throughout the Company's product and service channels. Sales and marketing expense in fiscal 1994 also includes a fourth quarter charge of $1.7 million for severance costs related to streamlining the Company's operations.

Research and development expense increased $1.5 million in fiscal 1994 as compared to fiscal 1993. The expense as a percentage of total revenue
decreased to 14.2% in fiscal 1994 from 14.7% in fiscal 1993.   The dollar
expense increase in fiscal 1994 primarily reflects costs associated with the Company's development of ATM products, which was partially offset by development funds received as a result of the Company's ATM development agreement with Ericsson Business Networks AB. In fiscal 1994, $2.7 million of software costs were capitalized as compared to $3.4 million in fiscal 1993. Management plans to continue funding research and development efforts at levels necessary to advance product programs. At the same time, it is management's intention to increase the focus of these development efforts and therefore keep research and development spending dollars at levels comparable with fiscal 1994.

General and administrative expense in fiscal 1994 decreased both in dollars, $.5 million, and as a percentage of total revenue. In fiscal 1994, expenses as a percentage of total revenue were 5.6% as compared to 6.3% in fiscal 1993.
The dollar decrease was primarily due to lower personnel costs.

Interest income in fiscal 1994 decreased $.7 million from fiscal 1993 due to
lower interest rates.   Interest expense, primarily related to the 7-1/4%
convertible subordinated debentures, remained unchanged at $5.3 million for fiscal 1994 and fiscal 1993. The $.6 million decrease in other expense is principally the result of a reduction in foreign currency exchange losses in fiscal 1994 as compared to fiscal 1993.

Due to the operating loss in fiscal 1994, the Company has not recorded a tax provision in the current year. The Company will carryforward this net operating loss. Tax benefits related to the current year can be recognized to the extent they are expected to be realized in future profitable periods. Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future returns, the Company has not recorded any income tax benefit for fiscal 1994.

COMPARISON OF 1993 AND 1992

REVENUE

Total revenue in fiscal 1993 increased $38.0 million, or 21.0%, from fiscal 1992. Product revenue and service and other revenue each increased $19.0 million. The 13.2% increase in product revenue is principally due to sales to new international IDNX customers and growth in U.S. government related product revenue. Service and other revenue increased 51.2% from the prior year. This increase is mainly attributable to system integration services in support of product sales to the U.S. government, and to a lesser extent, to continued increases in the installed base of the Company's products. Overall, international sales grew 38.4% over the prior year and in fiscal 1993 represented 24.7% of total revenue compared to 21.6% in fiscal 1992. Sales to the U.S. government grew 95.6% over the prior year and in fiscal 1993 represented 24.2% of total revenue compared to 15.0% in fiscal 1992.

GROSS MARGIN

Total gross margin as a percentage of total revenue decreased to 54.3% in fiscal 1993 from 57.6% in fiscal 1992. Both product and service and other revenue gross margins contributed to this decline. Product gross margin decreased to 61.7% in fiscal 1993 from 62.8% in fiscal 1992 due to higher levels of new product sales and increased sales to the U.S. government, which both have lower gross margins. Also, gross margin was negatively impacted by increased warranty and royalty expenses. The gross margin for service and other revenue declined to 33.0% in fiscal 1993 from 37.6% in fiscal 1992 due to a significantly higher mix of lower margin system integration services provided under a U.S. government contract.

OPERATING EXPENSES

Operating expenses increased $25.7 million in fiscal 1993 and increased as a percentage of total revenue to 57.6% from 55.5% in fiscal 1992. The increase in this percentage is due to the $17.0 million restructuring and other non-recurring charges which is partially offset by decreases in other areas as discussed below.

Sales and marketing expense increased $5.4 million in fiscal 1993 but decreased as a percentage of total revenue to 28.9% in fiscal 1993 from 31.9% in fiscal 1992. The dollar increase is primarily the result of the addition of personnel to support international revenue growth and expansion of the N.E.T. Federal subsidiary. This increase offset lower sales commissions in fiscal 1993 due to changes in sales compensation plans.

Research and development expense increased $3.7 million in fiscal 1993 as compared to fiscal 1992. The expense as a percentage of total revenue decreased to 14.7% in fiscal 1993 from 15.8% in fiscal 1992. The dollar increase in fiscal 1993 reflects costs associated with the development of new products and enhancements to existing product lines. In fiscal 1993, $3.4 million of software costs were capitalized as compared to $3.0 million in fiscal 1992.

General and administrative expense in fiscal 1993 decreased both in dollars, $.5 million, and as a percentage of total revenue. In fiscal 1993, expenses as a percentage of total revenue were 6.3% as compared to 7.8% in fiscal 1992. The dollar decrease was primarily due to lower personnel costs.

In the fourth quarter of fiscal 1993, the Company incurred $17.0 million in restructuring and other non-recurring charges. This charge resulted from management actions to refocus its product lines, to close its Santa Barbara manufacturing operation and to integrate its ADAPTIVE subsidiary into the Company. The charge consisted of $7.0 million for the acquisition of the minority interest in ADAPTIVE, $3.0 million for the integration of ADAPTIVE into N.E.T., $2.6 million for the closure of the Access Products Division manufacturing operation in Santa Barbara and $4.4 million for the severance or relocation of employees and other costs. Of the total $17.0 million charge, $10.4 million represented cash charges and $6.6 million represented non-cash charges, including Common Stock to be issued for the minority interest in ADAPTIVE. Of the $10.4 million in cash charges, $8.7 million was required in fiscal years 1993 and 1994 and $1.7 million of cash is expected to be required in fiscal 1995.

Interest income in fiscal 1993 decreased $.8 million from fiscal 1992 due to lower interest rates offsetting higher cash balances. Interest expense decreased by $.5 million due to the repayment of various capitalized leases. Interest on the convertible subordinated debentures remained unchanged at $5.1 million for fiscal 1993 and fiscal 1992. The $.7 million increase in other expense is the result of foreign currency exchange losses and additional state franchise taxes.

BUSINESS ENVIRONMENT AND RISK FACTORS

In recent years the Company has experienced decreases in first quarter revenues versus the preceding fourth quarter and this trend is expected to continue in fiscal 1995.

Historically, the majority of the Company's revenues in each quarter results from orders received and shipped in that quarter, and a significant proportion of such revenues result from orders received and shipped in the last month of the quarter. Because of these ordering patterns and potential delivery schedule changes, the Company does not believe that backlog is indicative of future revenue levels. Furthermore, if near term demand for the Company's products weakens in a particular quarter, the Company's operating results for that quarter would be adversely affected. Expense levels are relatively fixed and are set based on expectations regarding future revenue levels. These expectations involve making judgments on issues such as future competitive conditions and customer requirements, a process that involves evaluation of information that often is unclear and in conflict.

The Company's products include components, assemblies and subassemblies that are currently available from single sources. Testing and manufacturing is performed at the Company's Redwood City, California facility. Availability limitations, price increases or business interruptions could adversely impact revenue, margins and earnings.

Because of the factors described above, as well as others that may affect the Company's operating results, past financial results may not be an accurate indicator of future performance.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1994, the Company had cash, cash equivalents and temporary cash investments of $41.6 million, as compared to $52.1 million at the end of fiscal 1993. Cash provided from operations was $2.2 million in fiscal 1994, a $20.7 million decrease over the prior year. This decrease was principally due to a decrease in the restructuring reserve liabilities and increases in accounts receivable and inventory partially offset by a smaller net loss and an increase in current liabilities. Accounts receivable increased $6.9 million in fiscal 1994 from fiscal 1993 due to higher sales in the fourth quarter of fiscal 1994 as compared to the prior year period. Days sales outstanding as well as accounts receivable over 90 days as a percentage of total accounts receivable both decreased in fiscal 1994. Inventory levels increased $12.3 million in fiscal 1994 from fiscal 1993, excluding the writedown of excess ATMX inventory. This increase is principally due to the Company's efforts to improve product availability; inventory for new product introductions and releases; and changes in the fourth quarter sales mix.

Net cash used for investing activities in fiscal 1994 consisted primarily of purchases of property and equipment of $14.2 million and an increase in software production costs of $2.7 million offset by net sales of temporary cash investments of $4.3 million.

Net cash provided by financing activities in fiscal 1994 is primarily composed of $4.2 million from the issuance of Common Stock relating to the employee stock benefit plans offset by $1.1 million in repayments of borrowings.

As of March 31, 1994, the Company had available an unsecured $10.0 million line of credit. Borrowings under this committed facility are available through May 1995 and bear interest at the bank's base rate (which approximates prime) and base rate plus 0.5% on usage above $5.0 million. At March 31, 1994, there were no outstanding borrowings under this facility.

In fiscal 1993, the Board of Directors authorized the repurchase of up to one million shares of N.E.T. Common Stock on the open market from time to time at price levels the Company deems appropriate. The Company purchased 80,000 shares of its Common Stock for $.6 million during the first two quarters of fiscal 1994.

The Company believes that current cash balances and cash flows from operations, together with available sources of financing, will be sufficient to fund operations, purchases of capital equipment and research and development programs currently planned at least through fiscal 1995.

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

                                                                            March 31,               March 31,
                                                                                 1994                    1993
- - - -------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                 $ 23,854                $ 30,080
   Temporary cash investments                                                  17,714                  22,022
   Accounts receivable, net of allowances of $3,195 in 1994
      and $3,819 in 1993                                                       57,432                  50,530
   Inventories                                                                 34,456                  23,755
   Prepaid expenses and other assets                                            3,842                   5,276
- - - -------------------------------------------------------------------------------------------------------------
      Total current assets                                                    137,298                 131,663
- - - -------------------------------------------------------------------------------------------------------------
Property and equipment:
   Machinery and equipment                                                     90,129                  79,290
   Furniture and fixtures                                                       6,745                   7,202
   Leasehold improvements                                                      10,713                   9,699
   Construction in progress                                                     1,789                   1,004
- - - -------------------------------------------------------------------------------------------------------------
                                                                              109,376                  97,195
   Less accumulated depreciation and amortization                             (75,990)                (60,959)
- - - ------------------------------------------------------------------------------------------------------------
      Property and equipment, net                                              33,386                  36,236
Software production costs, net                                                  5,520                   6,129
Other assets                                                                   10,811                  12,568
- - - -------------------------------------------------------------------------------------------------------------
                                                                             $187,015                $186,596
- - - -------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                          $ 20,225                $ 15,624
   Accrued liabilities                                                         38,883                  38,100
   Notes payable and current portion of long-term obligations                      26                   1,048
- - - -------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                59,134                  54,772
- - - -------------------------------------------------------------------------------------------------------------
Other long-term obligations                                                         -                      52
Deferred income taxes                                                             328                   1,824
7-1/4% convertible subordinated debentures                                     68,625                  68,625
Stockholders' equity:
   Preferred Stock, $.01 par value
      Authorized: 5,000,000 shares
      Outstanding: none                                                             -                       -
   Common Stock to be issued                                                      268                   3,529
   Common Stock, $.01 par value
      Authorized: 50,000,000 shares
      Outstanding: 17,097,000 shares in 1994 and 16,042,000
         shares in 1993                                                           171                     160
   Additional paid-in capital                                                  98,315                  90,984
   Accumulated translation adjustment                                          (1,157)                 (1,005)
   Accumulated deficit                                                        (38,669)                (32,345)
- - - -------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                               58,928                  61,323
- - - -------------------------------------------------------------------------------------------------------------
                                                                             $187,015                $186,596
- - - -------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)




Years Ended March 31,                                                        1994        1993        1992
- - - ---------------------------------------------------------------------------------------------------------
Revenue:
   Product revenue                                                       $165,842    $162,542    $143,561
   Service and other revenue                                               71,830      56,304      37,244
- - - ---------------------------------------------------------------------------------------------------------
      Total revenue                                                       237,672     218,846     180,805
- - - ---------------------------------------------------------------------------------------------------------
Cost of sales:
   Cost of product revenue                                                 72,647      62,181      53,434
   Cost of service and other revenue                                       49,277      37,735      23,257
- - - ---------------------------------------------------------------------------------------------------------
      Total cost of sales                                                 121,924      99,916      76,691
- - - ---------------------------------------------------------------------------------------------------------
Gross margin                                                              115,748     118,930     104,114
- - - ---------------------------------------------------------------------------------------------------------
Operating expenses:
   Sales and marketing                                                     71,064      63,170      57,749
   Research and development                                                33,736      32,200      28,478
   General and administrative                                              13,229      13,680      14,135
   Restructuring and other non-recurring charges                                -      17,000           -
- - - ---------------------------------------------------------------------------------------------------------
      Total operating expenses                                            118,029     126,050     100,362
- - - ---------------------------------------------------------------------------------------------------------
         Income (loss) from operations                                     (2,281)     (7,120)      3,752
Settlement of litigation                                                        -           -     (13,364)
Interest income                                                             1,411       2,105       2,866
Interest expense                                                           (5,276)     (5,274)     (5,762)
Other                                                                        (178)       (808)       (105)
- - - ---------------------------------------------------------------------------------------------------------
         Loss before income taxes                                          (6,324)    (11,097)    (12,613)
Income tax benefit                                                              -           -       1,400
- - - ---------------------------------------------------------------------------------------------------------
Net loss                                                                 $ (6,324)    (11,097)   $(11,213)
- - - ---------------------------------------------------------------------------------------------------------

Primary and fully diluted net loss per share                             $   (.38)       (.71)   $   (.76)
- - - ---------------------------------------------------------------------------------------------------------

Shares used in computation                                                 16,778      15,721      14,826
- - - ---------------------------------------------------------------------------------------------------------





 The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

Years Ended March 31,                                                         1994          1993         1992
- - - -------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                            $ 30,080      $ 20,132     $ 26,631
- - - -------------------------------------------------------------------------------------------------------------

Net cash flows from operating activities:
   Net loss                                                                 (6,324)      (11,097)     (11,213)
   Adjustments required to reconcile net loss to cash
      provided by operations:
      Depreciation and amortization                                         19,422        19,444       17,676
      Restructuring and other non-recurring charges                              -        17,000            -
      Warrants issued for settlement of litigation                               -             -        7,080
      Writedown of excess ATMX inventory and fixed assets                    3,764             -            -
      Restricted stock compensation                                            391           518          517
      Changes in assets and liabilities:
         Accounts receivable                                                (6,902)       (2,756)     (11,996)
         Inventories                                                       (12,281)       (4,628)      (5,073)
         Prepaid expenses and other assets                                     (62)           92         (389)
         Accounts payable                                                    4,601         2,974        3,161
         Accrued liabilities (net of restructuring reserves)                  (405)        1,386        9,925
- - - -------------------------------------------------------------------------------------------------------------
      Net cash provided by operations                                        2,204        22,933        9,688
- - - -------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchases of temporary cash investments                                 (30,414)      (35,758)     (34,261)
   Proceeds from sales of temporary cash investments                        34,722        38,407       32,710
   Additions to property and equipment                                     (14,167)      (15,193)     (11,100)
   Additions to software production costs                                   (2,681)       (3,441)      (2,970)
   Other                                                                     1,757         1,066       (2,927)
- - - -------------------------------------------------------------------------------------------------------------
      Net cash used for investing activities                               (10,783)      (14,919)     (18,548)
- - - -------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Sale of Common Stock                                                      4,179         4,408        5,052
   Purchase of Common Stock                                                   (600)            -            -
   Repayments of borrowings                                                 (1,074)       (1,645)      (2,814)
   Other                                                                      (152)         (829)         123
- - - -------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                              2,353         1,934        2,361
- - - -------------------------------------------------------------------------------------------------------------

         Net increase (decrease) in cash and cash equivalents               (6,226)        9,948       (6,499)
- - - -------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                  $ 23,854      $ 30,080     $ 20,132
- - - -------------------------------------------------------------------------------------------------------------

Other cash flow information:
   Cash paid (refunded) during the year for:
      Interest                                                            $  5,276      $  5,274     $  5,762
      Income taxes                                                        $     65      $ (1,185)    $ (7,951)



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Dollars in thousands)


                                                         Common
                                                          Stock                 Additional   Accumulated
                                                          To Be       Common       Paid-In   Translation   Accumulated
                                                         Issued        Stock       Capital    Adjustment       Deficit
- - - ----------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1991                                $     -        $144       $72,062      $ (299)       $(10,035)
- - - ---------------------------------------------------------------------------------------------------------------------

Sale of 960,000 shares of Common
   Stock, net of repurchases, under
   employee stock benefit plans                               -          10         5,559           -               -
Income tax benefit arising from
   employee stock option plans                                -           -           436           -               -
Accumulated translation adjustment                            -           -             -         123               -
Issuance of warrants to purchase
   1,500,000 shares of Common Stock                           -           -         7,080           -               -
Net loss                                                      -           -             -           -         (11,213)
- - - ---------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1992                                      -         154        85,137        (176)        (21,248)
- - - ---------------------------------------------------------------------------------------------------------------------

Sale of 623,000 shares of Common
   Stock, net of repurchases, under
   employee stock benefit plans                               -           6         4,822           -               -
Exercise of 23,000 warrants                                   -           -           240           -               -
Income tax benefit arising from
   employee stock option plans                                -           -           785           -               -
Accumulated translation adjustment                            -           -             -        (829)              -
Common Stock to be issued in
   connection with merger                                 3,529           -             -           -               -
Net loss                                                      -           -             -           -         (11,097)
- - - ---------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1993                                  3,529         160        90,984      (1,005)        (32,345)
- - - ---------------------------------------------------------------------------------------------------------------------

Sale of 620,000 shares of Common
   Stock, net of repurchases, under
   employee stock benefit plans                               -           6         4,506           -               -
Exercise of 6,000 warrants                                    -           -            58           -               -
Stock issued in connection with merger                   (3,261)          6         3,255           -               -
Purchase of 80,000 shares of
   Common Stock                                               -          (1)         (599)          -               -
Income tax benefit arising from
   employee stock option plans                                -           -           111           -               -
Accumulated translation adjustment                            -           -             -        (152)              -
Net loss                                                      -           -             -           -          (6,324)
- - - ---------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1994                                $   268        $171       $98,315     $(1,157)       $(38,669)
- - - ---------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment. Revenue from service and other contracts is recognized when service is performed or, in the case of service contracts, ratably over the contract period.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid debt investments with original maturities of three months or less at the time of acquisition.

TEMPORARY CASH INVESTMENTS

Temporary cash investments are carried at amortized cost which approximates market value. Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," was issued in May 1993. The Company will adopt SFAS 115 effective April 1, 1994. Accordingly, the Company will classify its temporary cash investments as "available for sale securities," and the carrying value of such securities will be reported at fair market value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.
The Company believes that adoption of this statement will not have a material impact on the financial position of the Company at April 1, 1994.

CONCENTRATION OF CREDIT RISK

The Company sells its products to primarily large companies in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been material or outside of management's expectations.

INVENTORIES

Inventories are stated at lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Year-end inventories consisted of the following:

(Dollars in thousands)                                                           1994                    1993
- - - -------------------------------------------------------------------------------------------------------------
Purchased components                                                          $12,608                $  9,824
Work-in-process                                                                18,618                  11,602
Finished goods                                                                 3,230                    2,329
- - - -------------------------------------------------------------------------------------------------------------
                                                                              $34,456                 $23,755
- - - -------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to five years. Leased assets and leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

SOFTWARE PRODUCTION COSTS

Capitalization of software production costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software production costs in light of many factors, including anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Capitalization of software production costs amounted to $2.7 million, $3.4 million and $3.0 million in fiscal 1994, 1993 and 1992, respectively. Software production costs are amortized over the lives of the products, generally three years. Amortization amounted to $3.3 million, $3.6 million and $4.0 million in fiscal 1994, 1993 and 1992, respectively. Accumulated amortization was $18.0 million and $14.8 million at March 31, 1994 and 1993. During fiscal 1993 the Company recorded $.8 million of reductions in the net realizable value of various capitalized software products.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign subsidiaries are translated into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the consolidated balance sheet. Foreign currency transaction gains or losses are included in the consolidated statement of operations. The Company enters into foreign exchange contracts to hedge certain intercompany balances and balance sheet exposures against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income and expense, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated intercompany balances and balance sheet exposure items. At March 31, 1994, the Company had outstanding foreign exchange contracts of $7.8 million. The contracts require the Company to exchange foreign currencies for U.S. dollars and generally mature in one month.

EARNINGS PER SHARE

Net income (loss) per share has been computed based upon the weighted average number of common and common equivalent shares outstanding. For primary earnings per share, common equivalent shares consist of the incremental shares issuable upon the assumed exercise of dilutive stock warrants and stock options. For fully diluted earnings per share, common equivalent shares also include, if dilutive, the effect of incremental shares issuable upon the conversion of the 7-1/4% convertible subordinated debentures, and net income will be adjusted for the interest expense (net of income taxes) related to the debentures.

NOTE 2:  RESTRUCTURING AND OTHER NON-RECURRING CHARGES

In the fourth quarter of fiscal 1993, the Company announced plans to refocus its product lines and to close certain manufacturing locations. These actions resulted in the closure of the Company's Access Products Division manufacturing operation, integration of the ADAPTIVE operations into N.E.T. and a reduction in the number of employees.

The consolidated statement of operations for fiscal 1993 includes a charge of $17.0 million. This charge consists of $7.0 million for the acquisition of the minority interest in ADAPTIVE, $3.0 million for the integration of ADAPTIVE into N.E.T., $2.6 million for the closure of the Access Products Division manufacturing operation and $4.4 million for employee severance or relocation and other costs. The $17.0 million charge reduced earnings per share by $1.08.

NOTE 3:  ACQUISITION OF MINORITY INTEREST

On March 31, 1993, N.E.T. and ADAPTIVE entered into an agreement for N.E.T. to acquire the 20% interest in ADAPTIVE not previously owned by N.E.T. The cost of this acquisition, $7.0 million, was comprised of Common Stock to be issued (44,722 and 588,200 shares to be issued at March 31, 1994 and March 31, 1993, respectively), cash ($1.5 million) and expenses and fees directly attributable to the merger. The Company included the $7.0 million amount in the restructuring and other non-recurring charges since management believes the amount is attributable to the acquisition of research and development in process that has no alternative future use.


NOTE 4:  RELATIONSHIP WITH IBM

The Company has agreements with International Business Machines Corporation
(IBM), that provide, among other things, that IBM has non- exclusive, worldwide marketing, installation and service rights for current and future releases of the Company's IDNX and ADNX communications resource managers and certain related products. IBM accounted for 11%, 15% and 20% of revenue in 1994, 1993 and 1992, respectively.


NOTE 5:  SALES TO THE U.S. GOVERNMENT

Sales to the U.S. government and its agencies amounted to 28%, 24% and 15% of revenue for fiscal years 1994, 1993 and 1992, respectively. These amounts include sales, which amounted to 20%, 17% and 7% of revenue for fiscal years 1994, 1993 and 1992, respectively, under a contract with the Department of Defense under which various government agencies (to date, primarily the Air Force) can order products, installation and service from N.E.T.


NOTE 6:  SEGMENT INFORMATION

                                                                    Year Ended March 31, 1994
(Dollars in thousands)                       United States           Europe     Eliminations     Consolidated
- - - -------------------------------------------------------------------------------------------------------------
     Sales to unaffiliated customers              $207,482          $30,190       $      -           $237,672
     Sales to foreign affiliates                    17,848            3,775        (21,623)                 -
- - - -------------------------------------------------------------------------------------------------------------
     Total revenue                                $225,330          $33,965       $(21,623)          $237,672
- - - -------------------------------------------------------------------------------------------------------------
     Operating income (loss)                      $  2,563          $(3,648)      $ (1,196)          $ (2,281)
- - - -------------------------------------------------------------------------------------------------------------
     Identifiable assets at year end              $193,804          $22,805       $(29,594)          $187,015
- - - -------------------------------------------------------------------------------------------------------------


                                                                    Year Ended March 31, 1993
(Dollars in thousands)                       United States           Europe     Eliminations     Consolidated
- - - -------------------------------------------------------------------------------------------------------------
     Sales to unaffiliated customers              $193,390          $25,456        $      -          $218,846
     Sales to foreign affiliates                    10,665            1,940         (12,605)                -
- - - -------------------------------------------------------------------------------------------------------------
     Total revenue                                $204,055          $27,396        $(12,605)         $218,846
- - - -------------------------------------------------------------------------------------------------------------
     Operating income (loss)                      $ (7,804)         $   973        $   (289)         $ (7,120)
- - - -------------------------------------------------------------------------------------------------------------
     Identifiable assets at year end              $ 190,303         $ 3,372        $(17,079)         $186,596
- - - -------------------------------------------------------------------------------------------------------------


                                                                    Year Ended March 31, 1992
(Dollars in thousands)                       United States           Europe     Eliminations     Consolidated
- - - -------------------------------------------------------------------------------------------------------------
     Sales to unaffiliated customers              $163,517         $17,288         $      -          $180,805
     Sales to foreign affiliates                     7,576           1,361           (8,937)                -
- - - -------------------------------------------------------------------------------------------------------------
     Total revenue                                $171,093         $18,649         $ (8,937)         $180,805
- - - -------------------------------------------------------------------------------------------------------------
     Operating income (loss)                      $  5,406         $(1,573)        $    (81)         $  3,752
- - - -------------------------------------------------------------------------------------------------------------
     Identifiable assets at year end              $182,073         $11,851         $(15,319)         $178,605
- - - -------------------------------------------------------------------------------------------------------------

Sales to foreign affiliates represent products which are transferred between such affiliates on a basis intended to approximate arms-length prices as negotiated by unrelated entities. Domestic sales to unaffiliated customers include $22.0 million, $28.5 million and $21.7 million of export sales in fiscal years 1994, 1993 and 1992, respectively.


NOTE 7:  ACCRUED LIABILITIES

Accrued liabilities at March 31 were as follows:

(Dollars in thousands)                                                           1994                    1993
- - - -------------------------------------------------------------------------------------------------------------
Accrued compensation                                                          $15,169                 $11,736
Unearned income                                                                 7,326                   7,137
Restructuring reserves                                                          1,733                   9,630
Other                                                                          14,655                   9,597
- - - -------------------------------------------------------------------------------------------------------------
                                                                              $38,883                 $38,100
- - - -------------------------------------------------------------------------------------------------------------


NOTE 8:  FINANCING ARRANGEMENTS

The Company maintains an unsecured $10.0 million line of credit. Borrowings under this committed facility are available through May 1995 and would bear interest at the bank's base rate (which approximates prime) and base rate plus 0.5% on usage above $5.0 million. At March 31, 1994, there were no outstanding borrowings under the line of credit agreement.


NOTE 9:  LEASE COMMITMENTS

The Company leases its facilities under operating leases. The minimum lease commitments under these leases as of March 31, 1994, were as follows:

(Dollars in thousands)
- - - -------------------------------------------------------------------------------------------------------------
1995                                                                                                  $ 7,646
1996                                                                                                    6,942
1997                                                                                                    6,565
1998                                                                                                    5,607
1999                                                                                                    3,468
After 1999                                                                                              3,288
- - - -------------------------------------------------------------------------------------------------------------
                                                                                                      $33,516
- - - -------------------------------------------------------------------------------------------------------------

Rental expense under operating leases was $6.9 million, $6.8 million and $6.3 million for the three years ended March 31, 1994.


NOTE 10:  CONVERTIBLE SUBORDINATED DEBENTURES

In May 1989, the Company issued $75.0 million of 7-1/4% convertible subordinated debentures due May 15, 2014, in an underwritten public offering, with net proceeds of $72.8 million. In September 1990, the Company repurchased debentures in the face amount of $6.4 million. Each debenture is convertible at the option of the holder into Common Stock at $31.50 per share and is redeemable at the option of the Company at prices that decline from 103.625% of face value on May 15, 1994 to 100% of face value on May 15, 1999. The debentures are entitled to a sinking fund beginning May 15, 2000 of $3.8 million annually, calculated to retire 70% of the debentures prior to maturity. At March 31, 1994, the market value of outstanding debentures was approximately $56.1 million.

NOTE 11:  CAPITAL STOCK

The Company's Board of Directors has approved a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, as amended in June 1990, a preferred share purchase right ("Right") is attached to each share of Common Stock. The Rights are exercisable only after a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer that would result in 20% or more of Common Stock ownership. Each Right initially entitles stockholders to buy one one-hundredth of a share of a new series of participating preferred stock at an exercise price of $120. If the Company is acquired in a merger or other transaction with a person or group, or sells 50% or more of its assets or earning power to such a person or group, each Right not owned by such acquiring person will entitle its holder to obtain on exercise of the Right a number of the acquiring company's common shares having a market value at the time of twice the Right's then-current exercise price. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder to obtain on exercise of the Right a number of shares of Common Stock (or equivalent) having a market value of twice the Right's then-current exercise price. After a person or group has acquired 15% of the outstanding shares of Common Stock but before their acquisition of 50% or more of the Common Stock, the Board of Directors may exchange one share of Common Stock or equivalent fractions of preferred stock for each Right. The Company can redeem the Rights at $.01 per Right at any time until the tenth day following the acquisition by a person or group of 15% of the Company's Common Stock. The Rights are also redeemable thereafter in certain circumstances. The Rights expire on August 24, 1999, unless earlier redeemed or exchanged.

As of March 31, 1994, the Company had reserved shares of its Common Stock for the following purposes:

                                                                                                     Reserved
- - - -------------------------------------------------------------------------------------------------------------
Stock option and restricted stock award plans:
     Outstanding (at $4.00 to $29.88 per share)                                                     4,174,735
     Available for grant                                                                              966,985
Employee stock purchase plan                                                                          811,435
Shares to be issued in connection with merger                                                          44,722

Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of Common Stock at a price equal to at least 85% of the fair market value.

Under the Restricted Stock Award Plan, the Company may issue up to 750,000 shares of Common Stock to key employees at $.01 per share. Shares awarded under the Plan are issued twelve months from the original award date and carry certain restrictions on transferability, which lapse over the vesting period (generally four years). As of March 31, 1994, 167,500 shares at $.01 per share have been awarded, issued and fully expensed under the Plan. Related compensation expense totaled $391 thousand, $518 thousand and $517 thousand for the years ended March 31, 1994, 1993 and 1992, respectively.

On March 30, 1992, the Company issued one and one-half million warrants in conjunction with the settlement of securities litigation lawsuits to members of the plaintiff class. The warrants gave holders the right to purchase the Company's Common Stock at a price of $10.25 per share. As of March 30, 1994, 29,029 warrants had been exercised and all remaining warrants expired.

The Company has authorized 5,000,000 shares of $.01 par value Preferred Stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 31, 1994, no preferred shares were outstanding.

NOTE 12:  EMPLOYEE STOCK OPTION PLANS

Under the Company's stock option plans, options generally become exercisable ratably over a four year period and expire after seven to ten years. Options may be granted to officers, key employees, directors and independent contractors to purchase Common Stock at a price not less than 100% of fair market value at the date of grant.

Activity in the Company's option plans is summarized below:

                                                                               Shares              Option Prices
- - - ----------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1991                                       3,533,368
     Granted                                                                1,501,850           $7.63 -   $16.75
     Exercised                                                               (663,698)            .75 -    13.25
     Cancelled                                                               (347,545)            .75 -    28.33
- - - ----------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1992                                       4,023,975
     Granted                                                                  394,332            8.75 -    14.63
     Exercised                                                               (358,574)           1.44 -     9.50
     Cancelled                                                               (415,227)           1.44 -    28.33
- - - ----------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1993                                       3,644,506
     Granted                                                                1,579,450            6.00 -    10.63
     Exercised                                                               (364,468)           6.75 -    11.00
     Cancelled                                                               (684,753)           5.75 -    26.50
- - - ----------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1994                                       4,174,735           $4.00     $29.88
- - - ----------------------------------------------------------------------------------------------------------------

On March 31, 1994, options for 2,091,212 shares were exercisable at prices ranging from $4.00 to $29.88 per share.


NOTE 13:  INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which prescribes an asset and liability method of income tax accounting.

Income (loss) before income taxes and the provision (benefit) for income taxes consist of the following:

(Dollars in thousands)                                                  1994             1993            1992
- - - -------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
     Domestic                                                        $(2,333)        $(11,323)       $(10,574)
     Foreign                                                          (3,991)             226          (2,039)
- - - -------------------------------------------------------------------------------------------------------------
                                                                     $(6,324)        $(11,097)       $(12,613)
- - - -------------------------------------------------------------------------------------------------------------

Provision (benefit) for income taxes:
     Current:
         Federal                                                     $     -         $      -        $ (1,400)
         State                                                             -                -               -
- - - -------------------------------------------------------------------------------------------------------------
                                                                                                       (1,400)
- - - -------------------------------------------------------------------------------------------------------------
     Deferred:
         Federal                                                           -                -               -
         State                                                             -                -               -
- - - -------------------------------------------------------------------------------------------------------------
                                                                           -                -               -
- - - -------------------------------------------------------------------------------------------------------------
                                                                     $     -         $      -        $ (1,400)
- - - -------------------------------------------------------------------------------------------------------------

The effective income tax rate differed from the statutory federal rate due to the following:

(Dollars in thousands)                                                  1994            1993            1992
- - - ------------------------------------------------------------------------------------------------------------
Statutory federal tax benefit at 34%                                $ (2,150)       $ (3,773)        $(4,288)
Limitation on use of net operating loss and tax credit
   carryforwards and effect of alternative minimum tax                   793           2,150           1,998
Effect of foreign losses                                               1,357             (77)            693
Nondeductible merger costs                                                 -           1,700               -
Other                                                                      -               -             197
- - - ------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                $      -        $      -         $(1,400)
- - - ------------------------------------------------------------------------------------------------------------

The tax effects of the temporary differences between income for financial reporting and tax return purposes for the years ended March 31 were as follows:

(Dollars in thousands)                                                  1994            1993            1992
- - - ------------------------------------------------------------------------------------------------------------
Capital leases treated as operating for tax purposes                $    501        $    627         $   919
Effect of net operating losses                                        (1,699)          5,108            (683)
Effect of credit carryforwards                                           170            (825)              -
Capitalized software production costs                                   (568)            (47)           (308)
Depreciation                                                          (2,227)           (380)           (736)
Restructuring costs                                                    3,899          (4,750)              -
Reserves not currently deductible for tax purposes                    (1,747)         (1,038)            808
Change in valuation allowance                                          1,671           1,305               -
- - - ------------------------------------------------------------------------------------------------------------
Net amount                                                          $      -        $      -         $     -
- - - ------------------------------------------------------------------------------------------------------------

Deferred tax liabilities (assets) are comprised of the following at March 31:

(Dollars in thousands)                                                  1994            1993
- - - --------------------------------------------------------------------------------------------
Capital leases treated as operating for tax purposes                $  7,250        $  6,749
Capitalized software production costs                                  2,208           2,776
- - - --------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                      $  9,458        $  9,525
- - - --------------------------------------------------------------------------------------------

Reserves not currently deductible for tax purposes                  $ (7,836)       $ (6,089)
Depreciation                                                          (8,967)         (6,740)
Restructuring costs                                                     (851)         (4,750)
Loss carryforwards                                                    (7,271)         (5,572)
Credit carryforwards                                                  (4,994)         (5,164)
- - - --------------------------------------------------------------------------------------------
Gross deferred tax assets                                           $(29,919)       $(28,315)
Deferred tax assets valuation allowance                             $ 20,461        $ 18,790
- - - --------------------------------------------------------------------------------------------

Net deferred tax assets                                             $ (9,458)       $ (9,525)
- - - --------------------------------------------------------------------------------------------

Net deferred tax liabilities (assets)                               $      -        $      -
- - - --------------------------------------------------------------------------------------------

These deferred taxes are presented in the balance sheet as deferred income tax liabilities of $.3 million and $1.8 million as of March 31, 1994 and 1993, respectively, offset by deferred tax assets in the same amount which are classified as prepaid expenses and other assets.

Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance of approximately $20.5 million and $18.8 million as of March 31, 1994 and 1993, respectively, against its otherwise recognizable deferred tax assets.

As of March 31, 1994, the Company has federal income tax net operating loss carryforwards of $10.7 million, expiring in years 2007 through 2009. The Company has available federal tax credit carryforwards of $3.3 million, expiring in 2000 through 2007, and alternative minimum tax credit carryforwards of $1.7 million, available indefinitely. Foreign tax loss carryforwards of $6.3 million are available for use in reducing taxable income in certain foreign jurisdictions.


NOTE 14:  EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% to 17% to a maximum of approximately $9 thousand per year). Company contributions are discretionary and were $750 thousand, $652 thousand and $270 thousand for fiscal 1994, 1993 and 1992, respectively.


NOTE 15:  LITIGATION

In the second quarter of fiscal 1992, the Company recorded a charge of $13.4 million for the settlement of all pending consolidated class action securities litigation lawsuits. As part of the principal terms of the agreement, the Company issued to members of the plaintiff class warrants to purchase the Company's Common Stock. The warrants expired March 30, 1994.

INDEPENDENT AUDITORS' REPORT


TO THE STOCKHOLDERS AND DIRECTORS OF
NETWORK EQUIPMENT TECHNOLOGIES, INC.

We have audited the accompanying consolidated balance sheet of Network Equipment Technologies, Inc. and subsidiaries as of March 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries at March 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1994 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE


San Jose, California
April 19, 1994

COMMON STOCK DIVIDENDS AND PRICE RANGE


DIVIDENDS

The Company has not paid cash dividends on its Common Stock, and it presently intends to continue this policy for the foreseeable future in order to retain earnings for the development of the Company's business.


MARKET PRICE

The Common Stock is traded on the New York Stock Exchange under the symbol NWK. The following table sets forth, for the periods indicated, the range of high and low sale prices.

Fiscal 1994                                                                      High                     Low
- - - -------------------------------------------------------------------------------------------------------------
First quarter                                                                  $ 9.38                  $ 5.38
Second quarter                                                                  11.13                    6.63
Third quarter                                                                   10.75                    7.75
Fourth quarter                                                                   9.88                    7.50

Fiscal 1993                                                                      High                     Low
- - - -------------------------------------------------------------------------------------------------------------
First quarter                                                                  $15.38                  $10.50
Second quarter                                                                  12.13                    9.50
Third quarter                                                                   15.00                    8.88
Fourth quarter                                                                  11.50                    6.00


In addition, the Company's 7-1/4% Convertible Subordinated Debentures trade in the over-the-counter market.

CORPORATE DIRECTORY

CORPORATE OFFICERS AND                                              DIRECTORS
VICE PRESIDENTS
                                                                    John B. Arnold
Joseph J. Francesconi                                               Chairman of the Board
President and Chief Executive Officer                               Network Equipment Technologies, Inc.

John K. Clary                                                       Robert H.B. Baldwin
Senior Vice President,                                              Chairman and Managing General
Product Operations                                                  Partner (retired),
                                                                    The Lodestar Group
Craig M. Gentner
Senior Vice President,                                              Dixon R. Doll
Chief Financial Officer and                                         General Partner, Accel Partners;
Corporate Secretary                                                 Chairman, The DMW Group

Raymond E. Peverell                                                 Joseph J. Francesconi
Senior Vice President,                                              President and Chief Executive Officer
Sales and Marketing                                                 Network Equipment Technologies, Inc.

Jerry L. Davis                                                      Walter J. Gill
Vice President,                                                     Vice President and
Worldwide Client Support                                            Chief Technical Officer
                                                                    Network Equipment Technologies, Inc.
Walter J. Gill
Vice President and                                                  DuWayne J. Peterson, Jr.
Chief Technical Officer                                             President, DuWayne Peterson Associates

David P. Owen                                                       Frank S. Vigilante
Vice President,                                                     Senior Vice President (retired), AT&T
Corporate Strategy
and Business Development                                            Hans A. Wolf
                                                                    Vice Chairman of the Board (retired),
                                                                    Syntex Corporation

CORPORATE INFORMATION

ANNUAL MEETING
The annual meeting of stockholders will be held at 10 a.m. on August 9, 1994 at the Company's headquarters in Redwood City, California. Pursuant to the Company's bylaws, in order for a stockholder to propose any business (including nominations for director) at an annual meeting, the stockholder must provide 30 days advance written notice of the specific proposal to the Secretary of the Company (no later than July 10, 1994 with respect to the August 9, 1994 annual meeting).

INVESTOR RELATIONS
N.E.T. welcomes inquiries from its shareholders and other interested investors. For general information about the Company, additional copies of this report, the Form 10-K or other financial information, direct inquiries to Investor Relations at Company headquarters, or call 415/780- 5605. For the latest available news, call our hotline at 415/780-5NWK.

TRANSFER AGENT
First National Bank of Boston
Boston, Massachussets

INDEPENDENT AUDITORS
Deloitte & Touche
San Jose, California

                                     [LOGO]

                                     N.E.T.
                               800 Saginaw Drive
                                Redwood City, CA
                                   94063-4740
                               TEL. 415.366.4400
                                FAX 415.366.5675
                                   TLX 172325