Form 10-K/A, Exhibit 13
period 1995-03-31
NETWORK EQUIPMENT TECHNOLOGIES INC
filed 1995-06-26
CIK 752431

                                                                   EXHIBIT 13.1
QUARTERLY FINANCIAL DATA (UNAUDITED)

- ----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)        FIRST         SECOND         THIRD         FOURTH
- ----------------------------------------------------------------------------------------------------------

FISCAL           Revenue                             $ 61,538       $ 66,851      $ 73,839       $ 81,808
QUARTER          Gross margin                          30,081         32,404        38,175         40,956
1995             Net income                             1,427          2,919         5,259         17,465
                 Primary earnings per share               .08            .16           .27            .87
                 Fully diluted earnings per share         .08            .16           .27            .83

- ---------------------------------------------------------------------------------------------------------

FISCAL           Revenue                             $ 54,581       $ 55,011      $ 61,245       $ 66,835
QUARTER          Gross margin                          27,529         28,071        30,897         29,251
1994             Net income (loss)                     (1,009)        (1,545)          330         (4,100)
                 Primary and fully diluted
                    earnings (loss) per share            (.06)          (.09)          .02           (.24)

- ----------------------------------------------------------------------------------------------------------

Results for the fourth quarter of fiscal 1995 include a $9.9 million tax benefit. The $9.9 million benefit increased the quarter's primary earnings per share by $0.49 and fully diluted earnings per share by $0.45. See Note 14 to the Consolidated Financial Statements.

     Results for the fourth quarter of fiscal 1994 include a charge of $5.5 million, or $0.32 per share, for excess inventory and other costs related to streamlining the Company's operations. See Management's Discussion and Analysis.

- -------------------------------------------------------------------------------



FIVE YEAR FINANCIAL SUMMARY

- --------------------------------------------------------------------------------------------------------------------------
Years Ended March 31,
(Dollars in thousands, except per share amounts)         1995           1994          1993           1992         1991
- --------------------------------------------------------------------------------------------------------------------------
Revenue                                              $ 284,036      $ 237,672      $ 218,846     $ 180,805      $ 135,013
Income (loss) before
   extraordinary credit                                 27,070         (6,324)       (11,097)      (11,213)       (49,559)
Net income (loss)                                       27,070         (6,324)       (11,097)      (11,213)       (46,111)
Primary earnings (loss) per share                         1.44           (.38)         (.71)          (.76)         (3.23)
7 1/4% convertible
   subordinated debentures                              68,625         68,625         68,625        68,625         68,625
Other long-term obligations                                  -              -             52         1,212          2,900
Total assets                                           232,046        187,015        186,596       178,605        171,723

- --------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes. The Company's future operating results may be affected by a number of factors, trends, and risks -- many beyond the Company's control. These factors include, among others: trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in domestic and international economic and/or political conditions or regulations; and other factors identified below.


RESULTS OF OPERATIONS

The following table depicts data derived from the consolidated statements of operations expressed as a percentage of revenue for each of the three years in the period ended March 31, 1995.

- --------------------------------------------------------------------------------------------
Percent of Revenue                                        1995           1994          1993
- --------------------------------------------------------------------------------------------
Product revenue                                           67.9           69.8          74.3
Service and other revenue                                 32.1           30.2          25.7
                                                         -----          -----         -----
   Total revenue                                         100.0          100.0         100.0
                                                         =====          =====         =====

Gross margin product revenue                              58.9           56.2          61.7
Gross margin service and
   other revenue                                          30.7           31.4          33.0
                                                         -----          -----         -----
   Total gross margin                                     49.9           48.7          54.3
                                                         =====          =====         =====

Sales and marketing                                       24.8           29.9          28.9
Research and development                                  12.0           14.2          14.7
General and administrative                                 4.0            5.6           6.3
Restructuring and other
   non-recurring charges                                   0.0            0.0           7.7
                                                         -----          -----         -----
   Total operating expenses                               40.8           49.7          57.6
                                                         =====          =====         =====

Income (loss) from operations                              9.1          (1.0)          (3.3)

Interest income                                            0.9            0.6           1.0
Interest expense                                          (1.8)         (2.2)          (2.4)
Other                                                      0.0          (0.1)          (0.4)
                                                         -----          -----         -----

Income (loss) before income taxes                          8.2          (2.7)          (5.1)

Income tax benefit                                         1.3            0.0           0.0
                                                         -----          -----         -----

Net income (loss)                                          9.5          (2.7)          (5.1)
                                                         =====          =====         =====

- --------------------------------------------------------------------------------------------


COMPARISON OF 1995 AND 1994

REVENUE. Total revenue in fiscal 1995 increased $46.4 million, or 19.5% from fiscal 1994. Product revenue and service and other revenue increased $27.1 million and $19.3 million, respectively, for this year. The 16.3% increase in product revenue is principally due to increased IDNX sales in the



                                       Network Equipment Technologies, Inc.  13
international and U.S. federal channels. International product sales increased 52.9% to 35.9% of product revenue. Contributing to the growth in international product sales was the Asia Pacific/Latin American region which grew 102.0%. Product sales in the U.S. federal channel, which includes U.S. government sales and sales to U.S. government contractors, increased 15.5% to 23.2% of product revenue. STM sales, sold mostly in the North American and U.S. federal channels, increased 44.9% in fiscal 1995. Service and other revenue increased 26.9% from the prior year. This increase is attributable to increases in systems integration services in support of product sales to the U.S. government, and to a lesser extent, to continued increases in the installed base of the Company's products. Overall, international sales increased 52.7% over last year and in fiscal 1995 represented 28.1% of the Company's total revenue as compared to 22.0% in fiscal 1994. Sales to the U.S. government grew 19.7% over last year and represented 27.5% of total revenue in both fiscal 1995 and fiscal 1994.

GROSS MARGIN. Total gross margin as a percentage of total revenue increased to 49.9% in fiscal 1995 from 48.7% in fiscal 1994. Product gross margin increased to 58.9% in fiscal 1995 from 56.2% in fiscal 1994. The prior year's product margin was negatively impacted by a $3.8 million charge to cost of product revenue related to a writedown of excess ATMX inventory and fixed assets. Excluding this writedown, product gross margin in fiscal 1994 would have been 58.5%. The increase in fiscal 1995, excluding the fiscal 1994 writedown, was primarily due to favorable manufacturing variances from higher production volumes. This was partially offset by a higher volume of lower margin sales to new customers in the Asia Pacific/Latin American sales channel. The gross margin for service and other revenue declined to 30.7% in fiscal 1995 from 31.4% in fiscal 1994 due to a significantly higher mix of lower margin systems integration services provided under a U.S. government contract. The gross margin on these systems integration services increased to 11.5% in fiscal 1995 from 9.9% in fiscal 1994 due to the mix of OEM products and services provided. Management expects product gross margin to continue to be affected by sales channel and product mix as well as manufacturing volume variances. Service and other revenue gross margin will also continue to fluctuate as a result of the changes in mix between systems integration services and other service revenue.

OPERATING EXPENSES. Operating expenses decreased $2.4 million in fiscal 1995. Operating expenses as a percentage of total revenue decreased to 40.8% in fiscal 1995 from 49.7% in fiscal 1994. This decrease is the result of management's continuing focus on cost control and increased operating efficiencies. Management expects the relationship of operating expenses as a percentage of total revenue to continue to trend downward in fiscal 1996 as planned revenue growth exceeds that of operating expenses.

     Sales and marketing expense decreased $.7 million in fiscal 1995 due to lower operating costs as a result of increased operating efficiencies offset by an increase in advertising expense. Sales and marketing expense decreased as a percentage of total revenue to 24.8% in fiscal 1995 from 29.9% in fiscal 1994. Management expects sales and marketing expenses to increase in fiscal 1996 while decreasing as a percentage of planned revenue.

     Research and development expense increased $.2 million in fiscal 1995 due to an increase in direct project funding, including salary related expenses, offset by a decrease in other operating expenses. The expense as a percentage of total revenue decreased to 12.0% in fiscal 1995 from 14.2% in fiscal 1994. In fiscal 1995, $2.0 million of software costs were capitalized as compared to $2.7 million in fiscal 1994. Management plans to continue funding research and development efforts at levels necessary to advance product programs. While it is management's intention to continue to focus these development efforts, research and development spending is expected to increase in fiscal 1996 while decreasing as a percentage of planned revenue.

     General and administrative expense in fiscal 1995 decreased to 4.0% of total revenue as compared to 5.6% in fiscal 1994. The decrease was primarily due to lower personnel costs realized as a result of consolidating and streamlining the Company's operations. Management expects general and administrative expense in fiscal 1996 to be comparable to fiscal 1995.

     Interest income in fiscal 1995 increased $1.2 million from fiscal 1994 due to higher cash balances and higher interest rates. Interest expense, primarily related to the 7 1/4% convertible subordinated debentures, remained relatively unchanged at $5.2 million for fiscal 1995 compared to $5.3 million for fiscal 1994. Other expense decreased $.1 million in fiscal 1995 as compared to fiscal 1994.

     As a result of the significant increase in profitability during fiscal 1995 and in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company recorded a tax benefit in the fourth quarter of $9.9 million. Management expects the effective income tax rate to approximate the U.S. statutory rate of 35% in fiscal 1996. See Note 14 to the Consolidated Financial Statements.


COMPARISON OF 1994 AND 1993

REVENUE. Total revenue in fiscal 1994 increased $18.8 million, or 8.6% from fiscal 1993. Product revenue and service and other revenue increased $3.3 million and $15.5 million, respectively, for this year. The 2.0% increase in product revenue is principally due to increased STM sales in the U.S., partially offset by lower IDNX sales in Europe. Service and other revenue increased 27.6% from the prior year. This increase is attributable to higher service revenues coming from increases in the installed base of the Company's products as well as increases in systems integration services in support of product sales to the U.S. government. Overall, international sales decreased 3.0% over the prior year and in fiscal 1994 represented 22.0% of the Company's total revenue as compared to 24.7% in fiscal 1993. Sales to the U.S. government grew 23.4% over last year and in fiscal 1994 represented 27.5% of total revenue compared to 24.2% in fiscal 1993.

GROSS MARGIN. Total gross margin as a percentage of total revenue decreased to 48.7% in fiscal 1994 from 54.3% in fiscal 1993. Both product and service and other revenue gross margins contributed to this decline. Product gross margin decreased to 56.2% in fiscal 1994 from 61.7% in fiscal 1993. Negatively impacting product margin was a $3.8 million charge to cost of product revenue related to a writedown of excess ATMX inventory and fixed assets. Excluding this writedown, product gross margin would have been 58.5%. Part of the remaining decrease resulted from unfavorable manufacturing variances from lower production volumes in the first half of fiscal 1994. In addition, higher gross margin due to a favorable sales channel mix was offset by an increase in sales discounts related to new marketing programs. The gross margin for service and other revenue declined to 31.4% in fiscal 1994 from 33.0% in fiscal 1993 due to a significantly higher mix of lower margin systems integration services provided under a U.S. government contract. In addition, the gross margin on these systems integration services declined to 9.9% in fiscal 1994 from 14.7% in fiscal 1993 due to the mix of OEM products and services provided.

OPERATING EXPENSES. Operating expenses decreased $8.0 million in fiscal 1994. Excluding the $17.0 million restructuring and other non-recurring charges in fiscal 1993, operating expenses increased $9.0 million. Excluding these charges, operating expenses as a percentage of total revenue decreased to 49.7% in fiscal 1994 from 49.8% in fiscal 1993.

     Sales and marketing expense increased $7.9 million in fiscal 1994 and increased as a percentage of total revenue to 29.9% in fiscal 1994 from 28.9% in fiscal 1993. The dollar increase, in addition



                                       Network Equipment Technologies, Inc.  15
to the fourth quarter charge of $1.7 million for costs related to streamlining the Company's operations, is primarily the result of additional headcount to support revenue growth throughout the Company's product and service channels.

     Research and development expense increased $1.5 million in fiscal 1994 as compared to fiscal 1993. The expense as a percentage of total revenue decreased to 14.2% in fiscal 1994 from 14.7% in fiscal 1993. The dollar expense increase in fiscal 1994 primarily reflects costs associated with the Company's development of ATM products, which were partially offset by development funds received as a result of the Company's ATM development agreement with Ericsson Business Networks AB. In fiscal 1994, $2.7 million of software costs were capitalized as compared to $3.4 million in fiscal 1993.

     General and administrative expense in fiscal 1994 decreased $.5 million and as a percentage of total revenue. In fiscal 1994, expenses as a percentage of total revenue were 5.6% as compared to 6.3% in fiscal 1993. The decrease was primarily due to lower personnel costs.

     Interest income in fiscal 1994 decreased $.7 million from fiscal 1993 due to lower interest rates. Interest expense, primarily related to the 7 1/4% convertible subordinated debentures, remained unchanged at $5.3 million for fiscal 1994 and fiscal 1993. The $.6 million decrease in other expense is principally the result of a reduction in foreign currency exchange losses in fiscal 1994 as compared to fiscal 1993.

     The Company did not record a provision for income taxes in fiscal 1994 or fiscal 1993 due to the losses sustained in those fiscal years.

BUSINESS ENVIRONMENT AND RISK FACTORS

In recent years the Company has experienced decreases in first quarter revenues versus the preceding fourth quarter, and this trend is expected to continue in fiscal 1996. Historically, the majority of the Company's revenues in each quarter results from orders received and shipped in that quarter. Because of these ordering patterns and potential delivery schedule changes, the Company does not believe that backlog is indicative of future revenue levels. Furthermore, if large orders do not close when forecasted or if near term demand for the Company's products weakens, the Company's operating results for that or subsequent quarters would be adversely affected.

     Expense levels are relatively fixed and are set based on expectations regarding future revenue and margin levels. These expectations involve making judgments on issues such as future competitive conditions and customer requirements, a process that involves evaluation of information that is often unclear and in conflict. All markets for the Company's products are very competitive and dynamic. The Company has limited visibility into factors that could influence its revenue and margins, particularly in international markets that are served primarily by non-exclusive resellers. Moreover, the Company believes that future operating results will depend on successful development or introduction of new products and enhancements to existing products and service offerings, and there can be no guarantee that the Company will succeed in such efforts.

     The Company's products include components, assemblies and subassemblies that are currently available from single sources. Testing and manufacturing is performed at the Company's Redwood City, California, facility. Availability limitations, price increases or business interruptions could adversely impact revenue, margins and earnings. In addition, price competition could adversely impact margins and earnings.

     Because of the factors described above, as well as others that may affect the Company's operating results, past financial results may not be an accurate indicator of future performance.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1995, the Company had cash, cash equivalents and temporary cash investments of $86.6 million, as compared to $41.6 million at the end of fiscal 1994. Cash provided from operations was $43.4 million in fiscal 1995, which was a $41.2 million increase over the prior year. This increase was principally due to increases in net income, exclusive of a tax benefit recorded in fiscal 1995, and accrued liabilities and decreases in accounts receivable and inventories. Accounts receivable decreased $2.1 million in fiscal 1995 from fiscal 1994 due to improved operating efficiencies. Days sales outstanding decreased throughout fiscal 1995. Inventory levels also decreased $2.3 million in fiscal 1995 from fiscal 1994. The decrease in inventories was the result of efficiencies realized by consolidating manufacturing operations. The increase in accrued liabilities is principally related to higher year end accruals related to employee compensation and benefits.

     Net cash used for investing activities in fiscal 1995 consisted primarily of net purchases of temporary cash investments of $35.0 million, purchases of property and equipment of $8.3 million and an increase in software production costs of $2.0 million.

     Net cash provided by financing activities in fiscal 1995 is primarily composed of $12.6 million from the issuance of Common Stock relating to the employee stock benefit plans. As of March 31, 1995, the Company had available an unsecured $10.0 million line of credit. Borrowings under this committed borrowing facility are available through May 1996 and would bear interest at the bank's base rate (which approximates prime). At March 31, 1995, there were no outstanding borrowings under this facility.

     The Company believes that current cash and cash equivalents, temporary cash investments and cash flows from operations will be sufficient to fund operations, purchases of capital equipment and research and development programs currently planned at least through fiscal 1996.



                                       Network Equipment Technologies, Inc.  17

CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------------------
(Dollars in thousands)
March 31,                                                                1995          1994
- --------------------------------------------------------------------------------------------
ASSETS               Current assets:
                        Cash and cash equivalents                    $ 33,886      $ 23,854
                        Temporary cash investments                     52,734        17,714
                        Accounts receivable, net of allowances
                           of $2,514 in 1995 and $3,195 in 1994        56,983        57,432
                        Inventories                                    32,314        34,456
                        Deferred income taxes                           9,900             -
                        Prepaid expenses and other assets               4,625         3,842
                                                                     --------      --------
                           Total current assets                       190,442       137,298
                                                                     --------      --------
                     Property and equipment:
                        Machinery and equipment                        98,969        90,129
                        Furniture and fixtures                          6,863         6,745
                        Leasehold improvements                         10,241        10,713
                        Construction in progress                        1,694         1,789
                                                                     --------      --------
                                                                      117,767       109,376

                        Less accumulated depreciation
                           and amortization                           (90,618)      (75,990)
                                                                     --------      --------
                           Property and equipment, net                 27,149        33,386
                     Software production costs, net                     4,691         5,520
                     Other assets                                       9,764        10,811
                                                                     --------      --------
                                                                     $232,046      $187,015
                                                                     ========      ========

- --------------------------------------------------------------------------------------------

LIABILITIES AND      Current liabilities:
STOCKHOLDERS'           Accounts payable                             $ 18,315      $ 20,225
EQUITY                  Accrued liabilities                            43,444        38,883
                        Notes payable and current portion
                           of long-term obligations                         -            26
                                                                     --------      --------
                           Total current liabilities                   61,759        59,134
                                                                     --------      --------
                     Deferred income taxes                                  -           328
                     7 1/4% convertible subordinated debentures        68,625        68,625
                     Stockholders' equity:
                        Preferred Stock, $.01 par value
                           Authorized: 5,000,000 shares
                           Outstanding: none                                -             -
                        Common Stock to be issued                          32           268
                        Common Stock, $.01 par value
                           Authorized: 50,000,000 shares
                           Outstanding: 18,714,000 shares in 1995
                              and 17,097,000 shares in 1994               187           171
                        Additional paid-in capital                    113,846        98,315
                        Unrealized loss on available-for-sale
                           securities                                     (10)            -
                        Accumulated translation adjustment               (794)       (1,157)
                        Accumulated deficit                           (11,599)      (38,669)
                                                                     --------      --------
                           Total stockholders' equity                 101,662        58,928
                                                                     --------      --------
                                                                     $232,046      $187,015
                                                                     ========      ========

- --------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

- -----------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Years Ended March 31,                                                   1995          1994           1993
- -----------------------------------------------------------------------------------------------------------
REVENUE              Product revenue                                 $192,901      $165,842       $162,542
                     Service and other revenue                         91,135        71,830         56,304
                                                                     --------      --------       --------
                        Total revenue                                 284,036       237,672        218,846
                                                                     --------      --------       --------

- -----------------------------------------------------------------------------------------------------------

COST OF SALES        Cost of product revenue                           79,227        72,647         62,181
                     Cost of service and other revenue                 63,193        49,277         37,735
                                                                     --------      --------       --------
                        Total cost of sales                           142,420       121,924         99,916
                                                                     --------      --------       --------

- -----------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                          141,616       115,748        118,930

- -----------------------------------------------------------------------------------------------------------

OPERATING            Sales and marketing                               70,348        71,064         63,170
EXPENSES             Research and development                          33,923        33,736         32,200
                     General and administrative                        11,375        13,229         13,680
                     Restructuring and other non-recurring charges          -             -         17,000
                                                                     --------      --------       --------
                        Total operating expenses                      115,646       118,029        126,050
                                                                     --------      --------       --------

- -----------------------------------------------------------------------------------------------------------

                           Income (loss) from operations               25,970        (2,281)        (7,120)
                     Interest income                                    2,626         1,411          2,105
                     Interest expense                                  (5,213)       (5,276)        (5,274)
                     Other                                                (73)         (178)          (808)
                                                                     --------      --------       --------
                           Income (loss) before income taxes           23,310        (6,324)       (11,097)
                     Income tax benefit                                 3,760             -              -
                                                                     --------      --------       --------
                     Net income (loss)                               $ 27,070      $ (6,324)      $(11,097)
                                                                     ========      ========       ========

- -----------------------------------------------------------------------------------------------------------

NET INCOME           Primary                                         $   1.44      $   (.38)      $   (.71)
(LOSS) PER SHARE                                                     ========      ========       ========
                     Fully diluted                                   $   1.37      $   (.38)      $   (.71)
                                                                     ========      ========       ========

- -----------------------------------------------------------------------------------------------------------

SHARES USED IN       Primary                                           18,768        16,778         15,721
COMPUTATION                                                          ========      ========       ========
                     Fully diluted                                     19,794        16,778         15,721
                                                                     ========      ========       ========

- -----------------------------------------------------------------------------------------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                       Network Equipment Technologies, Inc.  19

CONSOLIDATED STATEMENTS OF CASH FLOWS

- -----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Years Ended March 31,                                                                  1995            1994           1993
- -----------------------------------------------------------------------------------------------------------------------------
                     Cash and cash equivalents at beginning of year                  $ 23,854        $ 30,080       $ 20,132
                                                                                     --------        --------       --------

- -----------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS       Net income (loss)                                                 27,070          (6,324)       (11,097)
FROM OPERATING       Adjustments required to reconcile net income
ACTIVITIES                 (loss) to cash provided by operations:
                        Depreciation and amortization                                  17,591          19,469         19,648
                        Restructuring and other non-recurring charges                       -               -         17,000
                        Writedown of excess ATMX inventory
                           and fixed assets                                                 -           3,764              -
                        Restricted stock compensation                                      10             391            518
                        Deferred income taxes                                          (9,900)              -              -
                        Changes in assets and liabilities:
                           Accounts receivable                                          2,077          (7,042)        (3,344)
                           Inventories                                                  2,280         (12,293)        (4,712)
                           Prepaid expenses and other assets                             (621)            (81)            63
                           Accounts payable                                            (2,092)          4,621          3,021
                           Accrued liabilities (net of restructuring reserves)          6,941            (351)         1,604
                                                                                     --------        --------       --------
                        Net cash provided by operations                                43,356           2,154         22,701
                                                                                     --------        --------       --------

- -----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS           Purchases of temporary cash investments                          (60,816)        (30,414)       (35,758)
FROM INVESTING       Proceeds from maturities of temporary cash investments            25,786          34,722         38,407
ACTIVITIES           Additions to property and equipment                               (8,258)        (14,273)       (15,612)
                     Additions to software production costs                            (1,968)         (2,681)        (3,441)
                     Other                                                                903           1,728            948
                                                                                     --------        --------       --------
                        Net cash used for investing activities                        (44,353)        (10,918)       (15,456)
                                                                                     --------        --------       --------

- -----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS           Sale of Common Stock                                              12,583           4,179          4,408
FROM FINANCING       Purchase of Common Stock                                               -            (600)             -
ACTIVITIES           Repayments of borrowings                                             (26)         (1,074)        (1,645)
                                                                                     --------        --------       --------
                        Net cash provided by financing activities                      12,557           2,505          2,763
                                                                                     --------        --------       --------

- -----------------------------------------------------------------------------------------------------------------------------

                     Effect of exchange rate changes on cash                           (1,528)             33            (60)
                                                                                     --------        --------       --------
                           Net increase (decrease) in cash
                              and cash equivalents                                     10,032          (6,226)         9,948
                                                                                     --------        --------       --------
                     Cash and cash equivalents at end of year                        $ 33,886        $ 23,854       $ 30,080
                                                                                     ========        ========       ========

- -----------------------------------------------------------------------------------------------------------------------------

OTHER CASH           Cash paid (refunded) during the year for:
FLOW                    Interest                                                     $  5,213        $  5,276       $  5,274
INFORMATION             Income taxes                                                 $  2,061        $     65       $ (1,185)
                     Non-cash investing and financing activities:
                        Net unrealized loss on securities                            $     10        $      -       $      -

- -----------------------------------------------------------------------------------------------------------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

- --------------------------------------------------------------------------------------------------------------------------------
                                                                                     Unrealized
                                            Common                                  Gain (Loss)
                                             Stock                  Additional    on Available-     Accumulated
                                             To Be      Common         Paid-In         For-Sale     Translation     Accumulated
(Dollars in thousands)                      Issued       Stock         Capital       Securities      Adjustment         Deficit
- --------------------------------------------------------------------------------------------------------------------------------
BALANCES, MARCH 31, 1992                   $     -       $ 154        $ 85,137             $  -         $  (176)       $(21,248)
                                           -------       -----        --------             ----         -------        --------

- --------------------------------------------------------------------------------------------------------------------------------

Sale of 623,000 shares of Common
   Stock under employee stock
   benefit plans                                 -           6           4,822                -               -               -
Exercise of 23,000 warrants                      -           -             240                -               -               -
Income tax benefit arising from
   employee stock option plans                   -           -             785                -               -               -
Accumulated translation adjustment               -           -               -                -            (829)              -
Common Stock to be issued in
   connection with merger                    3,529           -               -                -               -               -
Net loss                                         -           -               -                -               -         (11,097)
                                           -------       -----        --------             ----         -------        --------
BALANCES, MARCH 31, 1993                     3,529         160          90,984                -          (1,005)        (32,345)
                                           -------       -----        --------             ----         -------        --------

- --------------------------------------------------------------------------------------------------------------------------------

Sale of 620,000 shares of Common
   Stock under employee stock
   benefit plans                                 -           6           4,506                -               -               -
Exercise of 6,000 warrants                       -           -              58                -               -               -
Stock issued in connection with merger      (3,261)          6           3,255                -               -               -
Purchase of 80,000 shares of
   Common Stock                                  -          (1)           (599)               -               -               -
Income tax benefit arising from
   employee stock option plans                   -           -             111                -               -               -
Accumulated translation adjustment               -           -               -                -            (152)              -
Net loss                                         -           -               -                -               -          (6,324)
                                           -------       -----        --------             ----         -------        --------
BALANCES, MARCH 31, 1994                       268         171          98,315                -          (1,157)        (38,669)
                                           -------       -----        --------             ----         -------        --------

- --------------------------------------------------------------------------------------------------------------------------------

Sale of 1,586,000 shares of Common
   Stock under employee stock
   benefit plans                                 -          16          12,577                -               -               -
Stock issued in connection with merger        (236)          -             236                -               -               -
Income tax benefit arising from
   employee stock option plans                   -           -           2,718                -               -               -
Net unrealized gain on securities upon
   adoption of SFASNo. 115                       -           -               -               64               -               -
Net unrealized loss on securities                -           -               -              (74)              -               -
Accumulated translation adjustment               -           -               -                -             363               -
Net income                                       -           -               -                -               -          27,070
                                           -------       -----        --------             ----         -------        --------
BALANCES, MARCH 31, 1995                   $    32       $ 187        $113,846             $(10)        $  (794)       $(11,599)
                                           =======       =====        ========             ====         =======        ========

- --------------------------------------------------------------------------------------------------------------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       Network Equipment Technologies, Inc.  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION. The Company recognizes product revenue and accrues related warranty expense upon shipment. At the time of sale, no material vendor or post contract support obligations remain outstanding. Revenue from service contracts is recognized ratably over the contract period. Revenue from other services, such as installation and training, is recognized when the service is performed.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include highly liquid investments with maturities of three months or less at the time of acquisition.

TEMPORARY CASH INVESTMENTS. Temporary cash investments are primarily comprised of highly liquid investments with maturity dates of greater than three months at the time of acquisition.

CONCENTRATION OF CREDIT RISK. The Company sells its products primarily to large companies in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been material or outside of management's expectations.

INVENTORIES. Inventories are stated at lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Year-end inventories consisted of the following:

- -------------------------------------------------------------------------------
(Dollars in thousands)                                 1995               1994
- -------------------------------------------------------------------------------
Purchased components                                $11,498            $12,608
Work-in-process                                      17,175             18,618
Finished goods                                        3,641              3,230
                                                    -------            -------
                                                    $32,314            $34,456
                                                    =======            =======
- -------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to five years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

SOFTWARE PRODUCTION COSTS. Capitalization of software production costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software production costs in light of many factors, including anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Capitalization of software production costs amounted to $2.0 million, $2.7 million and $3.4 million in fiscal 1995, 1994 and 1993, respectively. Software production costs are amortized over the lives of the products, generally three years. Amortization amounted to $2.8 million, $3.3 million and $3.6 million in fiscal 1995, 1994 and 1993, respectively. Accumulated amortization was $20.8 million and $18.0 million at March 31, 1995 and 1994.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities of foreign subsidiaries are translated into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the consolidated balance sheet. Foreign currency transaction gains or losses are included in the consolidated statement of operations. The Company enters into foreign exchange contracts to hedge certain intercompany balances and balance sheet exposures against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income and expense, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated intercompany balances and balance sheet exposure items. At March 31, 1995, the Company had outstanding foreign exchange contracts of $13.0 million. The contracts require the Company to exchange foreign currencies for U.S. dollars and generally mature in one month.

EARNINGS PER SHARE. Net income (loss) per share has been computed based upon the weighted average number of common and common equivalent shares outstanding. For primary earnings per share, common equivalent shares consist of the incremental shares issuable upon the assumed exercise of dilutive stock options. For fully diluted earnings per share, common equivalent shares also include, if dilutive, the effect of incremental shares issuable upon the conversion of the 7 1/4% convertible subordinated debentures, and net income is adjusted for the interest expense (net of income taxes) related to the debentures.

RECLASSIFICATION. Certain fiscal 1994 and 1993 amounts have been reclassified to conform with fiscal 1995 presentation.


NOTE 2    TEMPORARY CASH INVESTMENTS

Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company has classified all of its temporary cash investments as "available-for-sale securities." The carrying value of such securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of stockholders' equity. As of April 1, 1994, the net unrealized holding gain was $99 thousand ($64 thousand, net of tax). At March 31, 1994, temporary cash investments are stated at the lower of aggregate cost or market. Temporary cash investments at March 31 consisted of the following:

- -----------------------------------------------------------------------------------------------------
                                                               1995                             1994
                                      -------------------------------------------------    ---------
                                                        Gross         Gross
                                      Amortized    Unrealized    Unrealized      Market    Amortized
(Dollars in thousands)                     Cost         Gains        Losses       Value         Cost
- -----------------------------------------------------------------------------------------------------
Corporate notes and bonds               $22,839           $40           $40     $22,839      $14,750
Commercial paper and banker's
   acceptances                            9,208             5            10       9,203        1,964
Certificates of deposit                   8,008             -            14       7,994            -
Foreign debt issues                       5,588             6             2       5,592            -
U.S. government and municipalities        5,107            11            12       5,106        1,000
Equity securities                         2,000             -             -       2,000            -
                                        -------           ---           ---     -------      -------
                                        $52,750           $62           $78     $52,734      $17,714
                                        =======           ===           ===     =======      =======
- -----------------------------------------------------------------------------------------------------

At March 31, 1995, all available-for-sale securities mature within one year. There were no realized gains or losses from the sale of securities in fiscal years 1995, 1994 and 1993.

                                       Network Equipment Technologies, Inc.  23

NOTE 3    RESTRUCTURING AND OTHER NON-RECURRING CHARGES

In the fourth quarter of fiscal 1993, the Company announced plans to refocus its product lines and to close certain manufacturing locations. These actions resulted in the closure of the Company's Access Products Division manufacturing operation, integration of the Adaptive operations into N.E.T. and a reduction in the number of employees.

     The consolidated statement of operations for fiscal 1993 includes a charge of $17.0 million. This charge consists of $7.0 million for the acquisition of the minority interest in Adaptive and $10.0 million for the closure of the Access Products Division manufacturing location, employee severance and other related costs. The $17.0 million charge reduced fiscal 1993 earnings per share by $1.08.


NOTE 4    ACQUISITION OF MINORITY INTEREST

On March 31, 1993, N.E.T. and Adaptive entered into an agreement for N.E.T. to acquire the 20% interest in Adaptive not previously owned by N.E.T. The cost of this acquisition, $7.0 million, was comprised of 588,200 shares of Common Stock to be issued, cash ($1.5 million) and expenses and fees directly attributable to the merger. The Company included the $7.0 million amount in the restructuring and other non-recurring charges since management believes the amount is attributable to the acquisition of research and development in process that has no alternative future use.


NOTE 5    RELATIONSHIP WITH IBM

The Company has agreements with International Business Machines Corporation
(IBM) that provide, among other things, that IBM have non-exclusive, worldwide marketing, installation and service rights for current and future releases of the Company's IDNX and ADNX Communications Resource Managers and certain related products. IBM accounted for 8%, 11% and 15% of revenue in fiscal years 1995, 1994 and 1993, respectively.


NOTE 6    SALES TO THE U.S. GOVERNMENT

Sales to the U.S. government and its agencies amounted to 28%, 28% and 24% of revenue for fiscal years 1995, 1994 and 1993, respectively. These amounts include sales, which amounted to 19%, 20% and 17% of revenue for fiscal years 1995, 1994 and 1993, respectively, under a contract with the Department of Defense under which various government agencies (to date, primarily the Air Force) can order products, installation and service from N.E.T.

NOTE 7    SEGMENT INFORMATION

- -----------------------------------------------------------------------------------------------------
(Dollars in thousands)                 United States       Europe      Eliminations     Consolidated
- -----------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 1995
   Sales to unaffiliated customers          $236,535      $47,501         $      -          $284,036
   Sales to foreign affiliates                24,409        3,624          (28,033)                -
                                            --------      -------         --------          --------
   Total revenue                            $260,944      $51,125         $(28,033)         $284,036
                                            ========      =======         ========          ========
   Operating income                         $ 23,601      $ 2,938         $   (569)         $ 25,970
                                            ========      =======         ========          ========
   Identifiable assets at year end          $235,910      $32,146         $(36,010)         $232,046
                                            ========      =======         ========          ========

YEAR ENDED MARCH 31, 1994
   Sales to unaffiliated customers          $207,482      $30,190         $      -          $237,672
   Sales to foreign affiliates                17,848        3,775          (21,623)                -
                                            --------      -------         --------          --------
   Total revenue                            $225,330      $33,965         $(21,623)         $237,672
                                            ========      =======         ========          ========
   Operating income (loss)                  $  2,563      $(3,648)        $ (1,196)         $ (2,281)
                                            ========      =======         ========          ========
   Identifiable assets at year end          $193,804      $22,805         $(29,594)         $187,015
                                            ========      =======         ========          ========

YEAR ENDED MARCH 31, 1993
   Sales to unaffiliated customers          $193,390      $25,456         $      -          $218,846
   Sales to foreign affiliates                10,665        1,940          (12,605)                -
                                            --------      -------         --------          --------
   Total revenue                            $204,055      $27,396         $(12,605)         $218,846
                                            ========      =======         ========          ========
   Operating income (loss)                  $ (7,804)     $   973         $   (289)         $ (7,120)
                                            ========      =======         ========          ========
   Identifiable assets at year end          $190,303      $13,372         $(17,079)         $186,596
                                            ========      =======         ========          ========
- -----------------------------------------------------------------------------------------------------


Sales to foreign affiliates represent products which are transferred between such affiliates on a basis intended to approximate arms-length prices as negotiated by unrelated entities. Domestic sales to unaffiliated customers include $32.3 million, $22.0 million and $28.5 million of export sales in fiscal years 1995, 1994 and 1993, respectively.


NOTE 8    ACCRUED LIABILITIES

Accrued liabilities at March 31 were as follows:

- -----------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                       1995              1994
- -----------------------------------------------------------------------------------------------------
Accrued compensation and benefits                                         $19,512           $15,169
Unearned income                                                             7,272             7,326
Other                                                                      16,660            16,388
                                                                          -------           -------
                                                                          $43,444           $38,883
                                                                          =======           =======
- -----------------------------------------------------------------------------------------------------



                                       Network Equipment Technologies, Inc.  25

NOTE 9    FINANCING ARRANGEMENTS

The Company maintains an unsecured $10.0 million line of credit. Borrowings under this committed facility are available through May 1996 and would bear interest at the bank's base rate (which approximates prime). The terms of the agreement require that the Company maintain certain financial covenants including a minimum of $25.0 million in cash and short term, highly liquid investments, net of any bank borrowings, no quarterly operating or net losses greater than 10% of tangible net worth and no operating or net losses in any two consecutive quarters of the fiscal year. The Company was in compliance with these covenants at March 31, 1995. There were no outstanding borrowings under the line of credit agreement at March 31, 1995.


NOTE 10    LEASE COMMITMENTS

The Company leases its facilities under operating leases. The minimum future lease commitments under these leases as of March 31, 1995, were as follows:

- --------------------------------------------------------------------------------
(Dollars in thousands)
- --------------------------------------------------------------------------------
1996                                                                    $ 6,957
1997                                                                      6,521
1998                                                                      5,758
1999                                                                      3,548
2000                                                                      1,143
After 2000                                                                4,370
                                                                        -------
                                                                        $28,297
                                                                        =======

Rental expense under operating leases was $6.4 million, $6.9 million and $6.8 million for the three years ended March 31, 1995.


NOTE 11    CONVERTIBLE SUBORDINATED DEBENTURES

In May 1989, the Company issued $75.0 million of 7 1/4% convertible subordinated debentures due May 15, 2014, in an underwritten public offering, with net proceeds of $72.8 million. In September 1990, the Company repurchased debentures in the face amount of $6.4 million. Each debenture is convertible at the option of the holder into Common Stock at $31.50 per share and is redeemable at the option of the Company at prices that decline from 102.9% of face value on May 15, 1995, to 100% of face value on May 15, 1999. The debentures are entitled to a sinking fund beginning May 15, 2000, of $3.8 million annually, calculated to retire 70% of the debentures prior to maturity.


NOTE 12    CAPITAL STOCK

The Company's Board of Directors has approved a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, as amended in June 1990, a preferred share purchase right ("Right") is attached to each share of Common Stock. The Rights are exercisable only after a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer that would result in 20% or more of Common Stock ownership. Each Right initially entitles stockholders to buy one one-hundredth of a share of a new series of participating preferred stock at an exercise price of $120.00. If the Company is acquired in a merger or other transaction with a person or group, or sells 50% or more of its assets or earning power to such a person or group, each Right not owned by such acquiring person will entitle its holder to obtain on exercise of the Right a number of the acquiring company's common shares having a market value at the time of twice the Right's then-current exercise price. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder to obtain on exercise of the Right a number of shares of Common Stock (or equivalent) having a market value of twice the Right's then-current exercise price. After a person or group has acquired 15% of the outstanding shares of Common Stock but before their acquisition of 50% or more of the Common Stock, the Board of Directors may exchange one share of Common Stock or equivalent fractions of preferred stock for each Right. The Company can redeem the Rights at $.01 per Right at any time until the tenth day following the acquisition by a person or group of 15% of the Company's Common Stock. The Rights are also redeemable thereafter in certain circumstances. The Rights expire on August 24, 1999, unless earlier redeemed or exchanged.

As of March 31, 1995, the Company had reserved shares of its Common Stock for the following purposes:

- -------------------------------------------------------------------------------
                                                                      Reserved
- -------------------------------------------------------------------------------
Stock option plans:
   Outstanding (at $4.00 to $29.88 per share)                        3,012,462
   Available for grant                                                 766,116
Convertible subordinated debentures                                  2,178,571
Employee stock purchase plan                                           582,810
Shares to be issued in connection with Adaptive merger                   5,292
- -------------------------------------------------------------------------------

Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of Common Stock at a price equal to at least 85% of the fair market value.

     Under the Restricted Stock Award Plan, the Company may issue up to 750,000 shares of Common Stock to key employees at $.01 per share. Shares awarded under the Plan carry certain restrictions on transferability, which lapse over the vesting period (generally two to four years). As of March 31, 1995, 172,500 shares at $.01 per share have been awarded and issued under the Plan. As of March 31, 1995, the Company had the right to repurchase 5,000 shares from an officer at the original purchase price. Such right expires ratably over the respective vesting periods. Related compensation expense totaled $10 thousand, $391 thousand and $518 thousand for the years ended March 31, 1995, 1994 and 1993, respectively.

     The Company has authorized 5,000,000 shares of $.01 par value Preferred Stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 31, 1995, no preferred shares were outstanding.



                                       Network Equipment Technologies, Inc.  27

NOTE 13    EMPLOYEE STOCK OPTION PLANS

Under the Company's stock option plans, options generally become exercisable ratably over a four year period and expire after seven to ten years. Options may be granted to officers, key employees, directors and independent contractors to purchase Common Stock at a price not less than 100% of fair market value at the date of grant.

Activity in the Company's option plans is summarized below:

- --------------------------------------------------------------------------------------------------
                                                                   Shares           Option Prices
- --------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1992                           4,023,975
   Granted                                                        394,332          $8.75 - $14.63
   Exercised                                                     (358,574)          1.44 -   9.50
   Cancelled                                                     (415,227)          1.44 -  28.33
                                                               ----------
Options outstanding at March 31, 1993                           3,644,506
   Granted                                                      1,579,450           6.00 -  10.63
   Exercised                                                     (364,468)          6.75 -  11.00
   Cancelled                                                     (684,753)          5.75 -  26.50
                                                               ----------
Options outstanding at March 31, 1994                           4,174,735
   Granted                                                        654,862           7.50 -  27.38
   Exercised                                                   (1,352,107)          5.25 -  16.25
   Cancelled                                                     (465,028)          5.75 -  26.33
                                                               ----------
Options outstanding at March 31, 1995                           3,012,462          $4.00 - $29.88
                                                               ==========         ===============
- --------------------------------------------------------------------------------------------------

On March 31, 1995, options for 1,628,899 shares were exercisable at prices ranging from $4.00 to $29.88 per share.


NOTE 14    INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which prescribes an asset and liability method of income tax accounting.

Income (loss) before income taxes and the provision (benefit) for income taxes consisted of the following:

- --------------------------------------------------------------------------------------------------
(Dollars in thousands)                                          1995          1994           1993
- --------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
   Domestic                                                  $20,563       $(2,333)      $(11,323)
   Foreign                                                     2,747        (3,991)           226
                                                             -------       -------       --------
                                                             $23,310       $(6,324)      $(11,097)
                                                             =======       =======       ========

Provision (benefit) for income taxes:
   Current:
      Federal                                                $ 6,140       $     -       $      -
      State                                                        -             -              -
      Foreign                                                      -             -              -
                                                             -------       -------       --------
                                                             $ 6,140             -              -
                                                             -------       -------       --------

   Deferred:
      Federal                                                 (8,227)            -              -
      State                                                   (1,673)            -              -
      Foreign                                                      -             -              -
                                                             -------       -------       --------

                                                              (9,900)            -              -
                                                             -------       -------       --------
                                                             $(3,760)      $     -       $      -
                                                             =======       =======       ========
- --------------------------------------------------------------------------------------------------

The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% (34.25% for 1993) to income
(loss) before taxes as follows:

- ----------------------------------------------------------------------------------------------
(Dollars in thousands)                                          1995        1994         1993
- ----------------------------------------------------------------------------------------------
Statutory federal tax provision (benefit)                   $  8,159     $(2,150)     $(3,773)
State taxes net of federal income tax benefit                  1,399        (126)        (122)
Change in valuation allowance                                (14,341)      1,671        1,305
Nondeductible merger costs                                         -           -        1,700
Other                                                          1,023         605          890
                                                            --------     -------      -------
Provision (benefit) for income taxes                        $ (3,760)    $     -      $     -
                                                            ========     =======      =======
- ----------------------------------------------------------------------------------------------

Deferred tax assets (liabilities) are comprised of the following at March 31:

- ----------------------------------------------------------------------------------------------
(Dollars in thousands)                                                      1995      1994
- ----------------------------------------------------------------------------------------------
Capitalized software production costs                                    $(3,632)    $ (2,208)
                                                                         -------     --------
Gross deferred tax liabilities                                           $(3,632)    $ (2,208)
                                                                         -------     --------
Reserves not currently deductible for tax purposes                       $ 8,529     $  7,836
Depreciation                                                               2,403        1,717
Restructuring costs                                                          141          851
Loss carryforwards                                                         1,664        7,271
Credit carryforwards                                                       5,458        4,994
                                                                         -------     --------
Gross deferred tax assets                                                $18,195     $ 22,669
Deferred tax assets valuation allowance                                  $(4,663)    $(20,461)
                                                                         -------     --------
Net deferred tax assets                                                  $13,532     $  2,208
                                                                         -------     --------

Net deferred tax assets (liabilities)                                    $ 9,900     $      -
                                                                         =======     ========
- ----------------------------------------------------------------------------------------------

The valuation allowance for deferred tax assets as of March 31, 1994, was $20.5 million. The net change in the total valuation allowance for the year ended March 31, 1995, was a decrease of $15.8 million. Of this amount, $5.9 million resulted from the realization of tax benefits of temporary differences and loss carryforwards which reversed during the year ended March 31, 1995. The remaining $9.9 million decrease resulted from the Company's reevaluation during the fourth quarter of fiscal 1995 that it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit associated with future deductible temporary differences and related loss and credit carryforwards prior to their expiration. The net reduction in the valuation allowance for 1995 differs from that recorded as a reduction to income tax expense by an amount attributable to the tax benefit associated with deductible employee stock option compensation. A valuation allowance of $4.7 million remains at March 31, 1995, and is primarily attributable to loss and credit carryforwards.

     As of March 31, 1995, the Company has available federal tax credit carryforwards of $3.3 million, expiring in years 2000 through 2007, and alternative minimum tax credit carryforwards of $2.1 million, available indefinitely. Foreign tax loss carryforwards of $4.1 million are available for use in reducing future taxable income in certain foreign jurisdictions.



                                       Network Equipment Technologies, Inc.  29

     The Company's federal income tax returns for certain prior years are under examination by the Internal Revenue Service (IRS). The IRS has proposed certain adjustments which relate substantially to the timing (years) of tax deductions. The Company does not agree with the IRS position on these matters and is contesting the proposed adjustments through the IRS appeals process. In the opinion of management, any adjustments that may result from the ultimate resolution of these matters will not have a material effect on the Company's financial condition or results of operations.


NOTE 15    EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% to 17% to a maximum of approximately $9 thousand per year). Company contributions are discretionary and were $846 thousand, $750 thousand and $652 thousand for fiscal 1995, 1994 and 1993, respectively.


NOTE 16    FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

The following summary disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires the disclosure of fair value information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS No. 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. It is not the Company's intent to enter into such exchanges.

     Because SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

- ------------------------------------------------------------------------------------------------
                                                     March 31,1995            March 31, 1994
                                                 ---------------------    ---------------------
                                                 Carrying    Estimated    Carrying    Estimated
(Dollars in thousands)                             Amount   Fair Value      Amount   Fair Value
- ------------------------------------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                      $33,886      $33,886     $23,854      $23,854
   Temporary cash investments                     $52,734      $52,734     $17,714      $17,813

LIABILITIES
   Foreign exchange contracts                     $13,052      $13,399     $ 7,815      $ 7,857
   Convertible subordinated debentures            $68,625      $60,304     $68,625      $56,101
- ------------------------------------------------------------------------------------------------


The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents: the carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

Temporary cash investments, foreign exchange contracts and convertible subordinated debentures: fair values are based on quoted market prices.

INDEPENDENT AUDITORS' REPORT


TO THE STOCKHOLDERS AND DIRECTORS OF NETWORK EQUIPMENT TECHNOLOGIES, INC.

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries at March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP
- -------------------------

DELOITTE & TOUCHE LLP


San Jose, California
April 19, 1995



                                       Network Equipment Technologies, Inc.  31

COMMON STOCK DIVIDENDS AND PRICE RANGE


DIVIDENDS. The Company has not paid cash dividends on its Common Stock, and it presently intends to continue this policy for the foreseeable future in order to retain earnings for the development of the Company's business.

MARKET PRICE. The Common Stock is traded on the New York Stock Exchange under the symbol NWK. The following table sets forth, for the periods indicated, the range of high and low sale prices.

- ---------------------------------------------------------------------------------------------
Fiscal 1995                                                                High         Low
- ---------------------------------------------------------------------------------------------
First quarter                                                             $10.00      $ 7.38
Second quarter                                                             14.88        8.25
Third quarter                                                              24.00       12.50
Fourth quarter                                                             27.88       22.38

- ---------------------------------------------------------------------------------------------
Fiscal 1994                                                                High         Low
- ---------------------------------------------------------------------------------------------

First quarter                                                             $ 9.38     $  5.38
Second quarter                                                             11.13        6.63
Third quarter                                                              10.75        7.75
Fourth quarter                                                              9.88        7.50
- ---------------------------------------------------------------------------------------------

In addition, the Company's 7 1/4% Convertible Subordinated Debentures trade in the over-the-counter market.






IDNX is a registered trademark, and N.E.T., the N.E.T. logo, SONET Transmission Manager, and STM are trademarks of Network Equipment Technologies, Inc. All other trademarks are the sole property of their respective companies.

(C) 1995 Network Equipment Technologies, Inc.  All rights reserved.

C Printed on recycled paper.  Printed in U.S.A.

Design & Production / Hausman Design, Palo Alto, CA.

LIT122-0695-25K




32