Form 10-K/A, Exhibit 13
period 1996-03-31
NETWORK EQUIPMENT TECHNOLOGIES INC
filed 1996-06-24
CIK 752431

                                                                    EXHIBIT 13.1


(FRONT COVER)

N.E.T. Logo
"N.E.T. Value - 1996 Annual Report"

CORPORATE OVERVIEW

N.E.T. supplies wide-area networks (WANS) to enterprises and carriers around the world. These organizations manage vast amounts of critical information and require reliable, cost-effective networking solutions.

Most of these organizations also need a combination of voice, video, and data capabilities -- which the N.E.T. -TM- multiservice backbone network provides. A network constructed of N.E.T. multiservice bandwidth managers frees our customers from being locked into a single technology or application. It gives them the flexibility to customize a network so that it meets their unique needs and allows them to add technologies and applications as required.

For more information on N.E.T. join us at our world wide web site at http://www.net.com


FINANCIAL HIGHLIGHTS


(Dollars in thousands, except per share amounts)
HIGHLIGHTS FOR YEARS ENDED MARCH 31,                      1996           1995
- --------------------------------------------------------------------------------

Revenue                                              $ 338,899      $ 284,036
Operating income                                        47,408         25,970
Net income                                              31,350         27,070
Primary earnings per share                                1.50           1.44
Working capital                                        174,425        128,683
Total assets                                           281,957        232,046
7 1/4% convertible subordinated debentures              33,526         68,625
Stockholders' equity                                   184,430        101,662
Number of employees                                      1,318          1,189
- --------------------------------------------------------------------------------

Results for fiscal 1995 include a $9.9 million tax benefit. Excluding this tax benefit, primary earnings per share would have been $.91.



(Dollars in thousands, except per share amounts)
1996 HIGHLIGHTS BY QUARTER              FIRST     SECOND      THIRD     FOURTH
- --------------------------------------------------------------------------------

Revenue                              $ 79,609   $ 82,958   $ 84,561   $ 91,771
Net income                              6,422      7,448      8,215      9,265
Primary and fully diluted earnings
  per share                               .32        .36        .39        .43
- --------------------------------------------------------------------------------

                                                                    EXHIBIT 13.1

Three graphs are displayed showing quarterly Revenue (dollars in millions), Net Income (dollars in millions, excluding a $9.9 million tax benefit in Q4 FY95), and Primary Earnings Per Share (dollars, excluding a $9.9 million tax benefit in Q4 FY95).

TO OUR SHAREHOLDERS

N.E.T.'s outstanding year can be attributed in part to excellent teamwork: an attitude infused throughout the organization. Along with responsible stewardship of resources, it has enabled us to consolidate our position in the fast-moving telecommunications industry.

STRENGTHENING YOUR COMPANY . . . OUR GOALS FOR FISCAL 96

We began this year with clear company objectives - to continue to increase both revenue and profitability while further strengthening your company across the board.

Another year of record results
Our financial results are evidence that we achieved the first objective, increasing revenue and profitability. Revenue for the year was $339 million, up almost 20% from the previous year, and reached an all-time high of over $91 million in the fourth quarter. Operating income grew 83% to over $47 million. Net income for the year was $31 million, or $1.50 per share. Our record operating results were complemented by an equivalent strengthening of the balance sheet - cash resources grew by over $25 million to $112 million, and long-term debt was reduced by more than 50 percent to less than $34 million.

Overall company performance
Our improvement and results as a dedicated team go deeper than financial highlights can reveal. We achieved the second objective - to strengthen your company - through well-executed initiatives throughout the organization. Some of these activities include . . .

Sales and marketing
We continued to reallocate and direct our sales and marketing teams to achieve a greater share of the international, carrier, and government marketplaces - growth areas for the best-of-class products that N.E.T. is delivering today. In fact, our performance and excellent financial results this year are based on the worldwide competitive success of our Multiservice Bandwidth Managers. Obviously, as a trusted vendor to many world-class organizations, our loyal customer base is a key strength. We are determined to keep on earning this trust, delivering the right products and services through appropriate channels.

Business relationships
During the year we announced our Vista architecture, describing how N.E.T. networks can grow to support broadband network needs for the future. A key element designed into this architecture is the ability to integrate complementary, best-of-class products with our own internally developed products. Consequently, we initiated or strengthened several key business partnerships this year. Our objective is to be able to provide more complete solutions - matching a comprehensive product portfolio, greater than any single vendor can offer, with our world-class service and support capabilities.

Engineering . . . and Reengineering
Our internal engineering capabilities have improved significantly over the past year. We have increased both the size and the quality of our engineering staff, and made aggressive capital investments to enhance our overall development environment. We are investing in major new developments in ATM and network management and enhancements to our Multiservice Bandwidth Managers.

Other initiatives such as the ISO 9000 program, begun several years ago and aimed at raising our product-related activities to unparalleled standards, have resulted in greater efficiencies and predictability of our product operations, as well as greatly enhanced product quality.

PREPARING FOR GROWTH . . . OUR GOALS FOR FISCAL 97
As we move ahead through FY97, our objective is to prepare the company for faster growth as the market for the new broadband technologies hits stride. The initiatives we took in FY96 to strengthen the company for the long-term will be reinforced this year with even greater zeal. For example, we will deepen our reengineering efforts for further improvements in business processes and practices. Increased operational efficiencies will be achieved through the closer integration of our engineering and manufacturing teams to reduce product costs; and, at the same time, we are combining our field sales and service teams to make us more efficient in handling the needs of our customers. Also in this fiscal year, results of major engineering developments are planned for announcement and availability.

Our understanding of the markets in which we operate and our core technology competencies come together in N.E.T.'s Vista architecture - providing network solutions for today and tomorrow. You'll learn more about this in the pages that follow.

Our business is bringing value in an industry beset with choices and change. Our value is in blending trust with best-of-class products and services, thus enhancing our customers' ability to deal with the relentless change in telecommunications and in their business environments.

Sincerely,

Joseph J. Francesconi
President and Chief Executive Officer

MARKETS
Wide-area networking around the world

Market Strategy

Global Focus
N.E.T. has selected key segments of the wide-area networking market to provide the company with a broad range of regional and global opportunities. Our success is in supplying and bringing value to four main market segments while balancing their distinct requirements.

U.S. Commercial
Customers value our total network solutions, trusting us to deliver products and services for their heartbeat networks. We are continuing to enhance that value by adding service overlays - such as ISDN, frame relay, and internetworking - for our prestigious installed base. In an ever-changing telecommunications environment, our flexible multiservice platforms allow enterprises to leverage their network alternatives: choosing private or public elements as required, and switching between them easily.

U.S. Federal
As a supplier of highly reliable wide-area networking solutions, N.E.T. has earned the respect of the federal government. We have grown a highly successful Department of Defense (DoD) business, and the DoD depends on our staff to add extra value through systems integration. Opportunities abound for N.E.T. to serve the needs of civilian agencies and international allies.

Carriers
Carrier consortia need highly flexible platforms as a foundation for global managed network services. N.E.T. continues to be a leading vendor for those global carriers, proving that our Multiservice Bandwidth Manager is the right solution for today's applications. The company also provides highly reliable systems to cellular network operators domestically and has begun to extend this business internationally.

International
The deregulation of telecommunications markets around the world is driving the need for flexible network solutions, offering tremendous opportunities for N.E.T. to capitalize on the strengths of our Multiservice Bandwidth Manager. Carriers in many countries are increasing their investment in network infrastructure. They require leading-edge capabilities to satisfy today's increasingly demanding network customers. Internationally, N.E.T. has focused both on large enterprises and regional carriers, supplying backbones for several large digital data networks (DDNs).

TECHNOLOGIES
Managing bandwidth for circuits, frames, packets, and cells

Technology Strategy

Multiservice
N.E.T.'s technology strategy grows from our firm belief in the benefits of multiservice backbone networks. Our success stems from the value customers place on our approach. "Multiservice" means that a single network or system supports multiple applications with multiple technologies - using the most appropriate technology for each application. For example, N.E.T.'s Multiservice Bandwidth Manager integrates packet switching (such as frame relay and routing) and time-division multiplexing (TDM). Key benefits include minimal equipment, ease of management, economies of bandwidth aggregation, and service flexibility. The overall result: a high-value, low-cost solution.

Complementary technologies
By design, every technology is optimized for certain speeds and types of traffic and is less efficient for others. TDM, which supports a full range of speeds, is optimized for speeds up to T1/E1 and for constant traffic, especially voice. Similarly, most packet traffic uses narrowband technologies optimized for bursty traffic at speeds up to T1/E1. The combination of TDM and packet technologies in N.E.T.'s Multiservice Bandwidth Manager offers an extremely powerful solution for narrowband multiservice networks. Narrowband technologies represent more than 90 percent of today's communications facilities and will hold this lead position well into the next century.

Broadband ATM
A small but increasing proportion of applications need large and variable amounts of bandwidth. This is where ATM will prove most effective. ATM is a broadband technology optimized for speeds greater than T1/E1 and designed to carry multiservice traffic. It is an important emerging technology being introduced mainly for multimedia or to build backbones for packet or frame traffic.

Technology strategy
N.E.T. will offer broadband and narrowband support in a single multiservice network through the use of ATM, TDM, and packet technologies. N.E.T.'s Vista architecture, the framework for implementation of this strategy, is described on pages 8 and 9. Key elements are our ATM switch, Multiservice Bandwidth Manager, and ATM Service Interfaces, united by network management.

VISTA
The true multiservice network architecture

Vista Architecture

Systems view
N.E.T.'s Vista is a true multiservice network architecture for the wide area. It comprises products and services for data and voice networking: it encompasses narrow and broadband applications, leveraging packet and circuit technologies, for carriers and enterprises. N.E.T.'s Vista architecture differs from competitive ATM product strategies: our systems view includes an ATM switch element, but does not stop there!

ATM switching core
At the heart of the Vista architecture is N.E.T.'s multiservice ATM switch. This highly scalable, standards-based core will offer the availability carriers demand and enterprises are coming to expect. It will support broadband applications directly and interwork with N.E.T.'s Multiservice Bandwidth Manager to support narrowband applications. This facilitates the evolution of our multiservice backbones to incorporate ATM capabilities.

Best-of-class products
Vista uses open standard interfaces to connect architectural elements. Devices known as ATM Service Interfaces (ASIs) connect to the ATM switch core to support legacy applications over the ATM backbone. The Multiservice Bandwidth Manager, edge router, and frame ASIs are three classes of devices that provide specific adaptation and aggregation functions. The real power of this ASI concept is that it gives N.E.T.'s network designers freedom to select from several best-of-class products. This simplifies the integration of partner products while providing flexibility in Vista network design. Further benefits stem from the "loosely coupled" nature of the Vista architecture - which enables individual elements to be upgraded quickly and simply. For example, the ATM switch component in a system could be upgraded to take advantage of the rapid rate of change in ATM implementation technology, without requiring changes to the ASIs surrounding it.

United with NMS
The Vista network management system (NMS) will oversee N.E.T. and partner products, providing the support that carriers require for their network applications. It will present a standards-based view of the Vista network and will have tightly integrating characteristics to complement our loosely coupled network architecture.

STRATEGY
Adding value for customers and shareholders

Company Strategy

Global market focus
Global entities select N.E.T. for our flexibility and reliability: large enterprises trust us to equip and support their private heartbeat networks; global carrier partners trust us to provide the best managed platforms. We are directing our efforts to increase our penetration of carrier and international markets while continuing to be a leader in enterprise networking.

Wide-area network focus
In line with the long-term trend towards broadband networking, we are expanding our strategic core competencies by developing wide- area ATM products for our Vista architecture. N.E.T.'s powerful distributed intelligence will maximize bandwidth efficiencies for both data and voice across the full range of switching technologies, including ATM.

World-class services and support
N.E.T. is renowned for its superior service organization. Our well-known strengths in technical assistance, installation, and maintenance are enhanced by our more recent successes with systems integration and project management. We plan to further expand our professional services to leverage our expertise in designing, planning, and operating networks around the world.

Value to customers
Within our Vista architecture, several well-considered design goals - such as the loose-coupling of elements to enable change and the key expanding role for our Multiservice Bandwidth Manager - allow our network solutions to be deployed to meet current customer requirements while offering a path to leading-edge capabilities in the future. Also, Vista anticipates a wide range of ASIs and leverages our partnerships with industry leaders for best-of-class products. As a result, the breadth of interfaces and network services offered by N.E.T. is expansive.

Value to shareholders
Company objectives have been defined to strengthen the company long-term. Over time, we believe that the achievement of this goal will yield increasing shareholder value. Recognizing that our employees - some of whom are featured throughout these pages - are key to the company's success, we are investing heavily in their training and development. We will continue our reengineering initiatives to maximize organizational efficiencies while striving to fulfill customer requirements better than ever before.

"Fiscal 96 was a year of strong revenue and income growth. It was also a year in which we made significant investments in research and development and capital equipment to position the company for future growth." Craig M. Gentner, Senior Vice President and Chief Financial Officer.

                                                                    EXHIBIT 13.1

Eight graphs are displayed for each quarter Fiscal 1995 and 1996 showing: 1) Product Revenue (dollars in millions; product revenue increased 17% over fiscal year 1995); 2) Operating Income (dollars in millions; compared to fiscal year 1995, income from operations grew 83%); 3) R & D Spending (dollars in millions);
4) Capital Expenditures (dollars in millions); 5) Primary Earnings Per Share (dollars; compared to fiscal year 1995 (excluding a Q4 FY95 tax benefit), primary earnings per share grew 65%); 6) Cash & Investments (dollars in millions; the Company continued to generate cash from operations); 7) Debt to Equity (ratio; debt was reduced more than 50% by completing a partial call of the convertible subordinated debentures); 8) Stockholders' Equity (dollars in millions; stockholders' equity increased 81% from March 1995).

QUARTERLY FINANCIAL DATA (UNAUDITED)


(Dollars in thousands, except per share amounts)   FIRST     SECOND      THIRD     FOURTH
- -----------------------------------------------------------------------------------------

FISCAL QUARTER 1996
Revenue                                         $ 79,609   $ 82,958   $ 84,561   $ 91,771
Gross margin                                      38,722     41,566     43,671     47,202
Net income                                         6,422      7,448      8,215      9,265
Primary and fully diluted earnings per share         .32        .36        .39        .43
- -----------------------------------------------------------------------------------------

FISCAL QUARTER 1995
Revenue                                         $ 61,538   $ 66,851   $ 73,839   $ 81,808
Gross margin                                      30,081     32,404     38,175     40,956
Net income                                         1,427      2,919      5,259     17,465
Primary earnings per share                           .08        .16        .27        .87
Fully diluted earnings per share                     .08        .16        .27        .83
- -----------------------------------------------------------------------------------------


Results for the fourth quarter of fiscal 1995 include a $9.9 million tax benefit. Excluding this tax benefit, primary and fully diluted earnings per share would have been $.38. See Note 11 to the Consolidated Financial Statements.



FIVE YEAR FINANCIAL SUMMARY


(Dollars in thousands, except per share amounts)
YEARS ENDED MARCH 31,                    1996        1995        1994         1993         1992
- -----------------------------------------------------------------------------------------------

Revenue                             $ 338,899   $ 284,036   $ 237,672    $ 218,846    $ 180,805
Net income (loss)                      31,350      27,070      (6,324)     (11,097)     (11,213)
Primary earnings (loss) per share        1.50        1.44        (.38)        (.71)        (.76)
7 1/4% convertible
  subordinated debentures              33,526      68,625      68,625       68,625       68,625
Other long-term obligations                 -           -           -           52        1,212
Total assets                          281,957     232,046     187,015      186,596      178,605
- -----------------------------------------------------------------------------------------------


Results for fiscal 1995 include a $9.9 million tax benefit. Excluding this tax benefit, primary earnings per share would have been $.91. See Note 11 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion should be read in conjunction with the Consolidated Financial Statements and the accompanying notes. The Company's future operating results may be affected by a number of factors, trends, and risks - many beyond the Company's control. These factors are discussed in more detail below and include, among others: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in domestic and international economic and/or political conditions or regulations; ability to develop and deliver new products; customer acceptance of existing and new products; and other factors identified below.


RESULTS OF OPERATIONS

The following table depicts data derived from the Consolidated Statements of Operations expressed as a percentage of revenue for each of the three years in the period ended March 31, 1996.

Percent of Revenue                      1996      1995      1994
                                        ----      ----      ----

Product revenue                         66.7      67.9      69.8
Service and other revenue               33.3      32.1      30.2
                                       -----     -----     -----
  Total revenue                        100.0     100.0     100.0
                                       -----     -----     -----
                                       -----     -----     -----

Gross margin product revenue            59.9      58.9      56.2
Gross margin service and
  other revenue                         31.6      30.7      31.4
                                       -----     -----     -----
  Total gross margin                    50.5      49.9      48.7
                                       -----     -----     -----
                                       -----     -----     -----

Sales and marketing                     22.2      24.8      29.9
Research and development                10.8      12.0      14.2
General and administrative               3.5       4.0       5.6
                                       -----     -----     -----
  Total operating expenses              36.5      40.8      49.7
                                       -----     -----     -----
                                       -----     -----     -----

Income (loss) from operations           14.0       9.1      (1.0)

Interest income                          1.8       0.9       0.6
Interest expense                        (1.4)     (1.8)     (2.2)
Other                                   (0.2)      0.0      (0.1)
                                       -----     -----     -----

Income (loss) before income taxes       14.2       8.2      (2.7)

Income tax (provision) benefit          (4.9)      1.3       0.0
                                       -----     -----     -----

Net income (loss)                        9.3       9.5      (2.7)
                                       -----     -----     -----
                                       -----     -----     -----


COMPARISON OF 1996 AND 1995

REVENUE

Total revenue in fiscal 1996 increased $54.9 million, or 19.3% from fiscal 1995. Product revenue and service and other revenue increased $33.2 million and $21.7 million, respectively, for the year. The 17.2% increase in product revenue is principally due to increased IDNX -Registered Trademark- product sales across all sales channels. Over one-half of this increase is attributable to the U.S. federal channel. Total product sales in the U.S. federal channel, which includes U.S. government sales and sales to U.S. government contractors, increased 38.3% to 27.4% of product revenue. International product sales increased 11.4% to 34.1% of product revenue, primarily due to growth in the European region. Growth in other product lines includes a 13.6% year-over-year increase in STM -TM- product sales and incremental revenues earned in fiscal 1996 on sales of OEM equipment sold under recent marketing alliances.

Service and other revenue increased 23.8% from the prior year. This increase is attributable to increases in systems integration services in support of product sales to the U.S. government and, to a lesser extent, to continued growth in the installed base of the Company's products.

Overall, revenue in the U.S. federal channel grew 37.4% over last year and increased as a percentage of total revenue from 31.6% in fiscal 1995 to 36.4% in fiscal 1996. Total international revenue increased 15.2% over last year and in fiscal 1996 represented 27.1% of the Company's total revenue as compared to 28.1% in fiscal 1995.

GROSS MARGIN

Total gross margin as a percentage of total revenue increased to 50.5% in fiscal 1996 from 49.9% in fiscal 1995. Product gross margin increased to 59.9% in fiscal 1996 from 58.9% in fiscal 1995. The increase in fiscal 1996 was primarily due to favorable manufacturing variances from higher production volumes. Favorable sales channel and IDNX product mix in fiscal 1996 was partially offset by lower margins on sales of OEM equipment.

The gross margin for service and other revenue increased to 31.6% in fiscal
1996 from 30.7% in fiscal 1995 as a result of improved margins on both service and systems integration services provided under a U.S. government contract. The gross margin on these systems integration services increased to 14.8% in fiscal 1996 from 11.5% in fiscal 1995 due to changes in the mix of OEM products and services provided.

Management expects product gross margin to continue to be affected by sales channel and product mix as well as manufacturing volume variances, and expects service and other revenue gross margin to continue to fluctuate as a result of the changes in mix between systems integration services and other service revenue.

OPERATING EXPENSES

Operating expenses increased $8.1 million in fiscal 1996. Operating expenses as a percentage of total revenue decreased to 36.5% in fiscal 1996 from 40.8% in fiscal 1995. Management expects operating expenses as a percentage of total revenue to continue to trend downward in fiscal 1997 as planned revenue growth exceeds that of operating expenses.

Sales and marketing expense increased $5.1 million in fiscal 1996 due to the addition of personnel to support expansion of the sales infrastructure, and commissions and travel expenses commensurate with the increase in sales volume and the geographic dispersion thereof. Despite the increase in spending, sales and marketing expense decreased as a percentage of total revenue to 22.2% in fiscal 1996 from 24.8% in fiscal 1995. Management expects sales and marketing expense to increase in fiscal 1997, while decreasing as a percentage of planned revenue.

Research and development expense increased $2.5 million in fiscal 1996 due to an increase in direct project funding, primarily salary-related expenses and purchases of hardware and software tools to support product development. The expense as a percentage of total revenue decreased to 10.8% in fiscal 1996 from 12.0% in fiscal 1995. In fiscal 1996, $1.9 million of software costs were
capitalized as compared to $2.0 million in fiscal 1995.   Management plans to
continue funding research and development efforts at levels necessary to advance product programs and expects research and development spending to increase in fiscal 1997, while remaining fairly constant as a percentage of planned revenue.

General and administrative expense increased $.5 million in fiscal 1996, but decreased to 3.5% of total revenue as compared to 4.0% in fiscal 1995. Management expects general and administrative expense to increase moderately in fiscal 1997.

NON-OPERATING ITEMS

Interest income in fiscal 1996 increased $3.4 million from fiscal 1995 due to higher cash balances and higher interest rates. Interest expense, primarily related to the 7-1/4% convertible subordinated debentures, decreased $.5 million to $4.7 million for fiscal 1996 compared to $5.2 million for fiscal 1995 as a result of the partial call of the Company's convertible debentures. The decrease consists of $1.0 million in interest savings offset by $.5 million of one-time costs associated with the redemption. Other expense increased $.4 million in fiscal 1996 from $.1 million in fiscal 1995.

For the fiscal year ended March 31, 1996, the Company recorded income tax expense of $16.9 million at an effective rate of 35% as compared to a tax benefit of $3.8 million for fiscal 1995. As a result of the significant increase in profitability during fiscal 1995 and in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"("SFAS 109"), the Company recorded a tax benefit in the fourth quarter of fiscal 1995 of $9.9 million. See Note 11 to the Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARD

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This standard defines a fair value method of accounting for stock-based employee compensation plans. The Company plans to adopt the disclosure-only alternative, and, accordingly, SFAS 123 will have no impact on the Company's results of operations or financial position.


COMPARISON OF 1995 AND 1994

REVENUE

Total revenue in fiscal 1995 increased $46.4 million or 19.5% from fiscal 1994. Product revenue and service and other revenue increased $27.1 million and $19.3 million, respectively, over the same period. The 16.3% increase in product revenue was principally due to increased IDNX sales in the international and U.S. federal channels. International product sales increased 52.9% to 35.9% of product revenue in fiscal 1995. Contributing to the growth in international product sales was the Asia Pacific/Latin American region which grew 102.0%. Product sales in the U.S. federal channel increased 15.5% to 23.2% of product revenue in fiscal 1995. STM sales increased 44.9% in fiscal 1995. Service and other revenue increased 26.9% from fiscal 1994. This increase was attributable to increases in systems integration services in support of product sales to the U.S. government, and, to a lesser extent, to continued growth in the installed base of the Company's products. Overall, international sales increased 52.7% from fiscal 1994 and in fiscal 1995 represented 28.1% of the Company's total revenue as compared to 22.0% in the prior year. Sales to the U.S. government grew 19.7% from fiscal 1994 and represented 27.5% of total revenue in both fiscal 1995 and fiscal 1994.

GROSS MARGIN

Total gross margin as a percentage of total revenue increased to 49.9% in fiscal 1995 from 48.7% in fiscal 1994. Product gross margin increased to 58.9% in fiscal 1995 from 56.2% in fiscal 1994. Fiscal 1994's product margin was negatively impacted by a $3.8 million charge to cost of product revenue related to a writedown of excess ATMX inventory and fixed assets. Excluding this writedown, product gross margin in fiscal 1994 would have been 58.5%. The increase in fiscal 1995, excluding the fiscal 1994 writedown, was primarily due to favorable manufacturing variances from higher production volumes. This was partially offset by a higher volume of lower margin sales to new customers in the Asia Pacific/Latin American sales channel. The gross margin for service and other revenue declined to 30.7% in fiscal 1995 from 31.4% in fiscal 1994 due to a significantly higher mix of lower margin systems integration services provided under a U.S. government contract. The gross margin on these systems integration services increased to 11.5% in fiscal 1995 from 9.9% in fiscal 1994 due to a change in the mix of OEM products and services provided.

OPERATING EXPENSES

Operating expenses decreased $2.4 million in fiscal 1995 from the prior year. Operating expenses as a percentage of total revenue decreased to 40.8% in fiscal 1995 from 49.7% in fiscal 1994. This decrease was the result of management's continuing focus on cost control and increased operating efficiencies.

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

NON-OPERATING ITEMS

Interest income in fiscal 1995 increased $1.2 million from fiscal 1994 due to higher cash balances and higher interest rates. Interest expense, primarily related to the 7 1/4% convertible subordinated debentures, remained relatively unchanged at $5.2 million for fiscal 1995 compared to $5.3 million for fiscal 1994. Other expense decreased $.1 million in fiscal 1995 as compared to fiscal 1994.

For the fiscal year ended March 31, 1995, the Company recorded an income tax benefit of $3.8 million. As a result of the significant increase in profitability during fiscal 1995 and in accordance with SFAS 109, the Company recorded a tax benefit in the fourth quarter of fiscal 1995 of $9.9 million. Due to the net loss in fiscal 1994, no income taxes were provided. See Note 11 to the Consolidated Financial Statements.


BUSINESS ENVIRONMENT AND RISK FACTORS

When used in this annual report, including Management's Discussion and Analysis, the President's letter to shareholders and elsewhere, the words "believes," "anticipates," "future," "expects," "will" and similar words identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, including those described below and others as set forth in the Company's periodic reports filed with the Securities and Exchange Commission.

Historically, the majority of the Company's revenue in each quarter results from orders received and shipped in that quarter. Because of these ordering patterns and potential delivery schedule changes, the Company does not believe that backlog is indicative of future revenue levels. Furthermore, if large orders do not close when forecasted or if near-term demand for the Company's products weakens, the Company's operating results for that or subsequent quarters would be adversely affected.

Expense levels are relatively fixed and are set based on expectations regarding future revenue and margin levels. These expectations derive from making judgments on issues such as future technology trends, competitive products and services, pricing and customer requirements, a process that involves evaluation of information that is often unclear and in conflict. All markets for the Company's products are very competitive and dynamic and many are susceptible to changing regulations and political conditions. The Company has limited visibility into factors that could influence its revenue, mix of product and other revenue sources and margins, particularly in international markets that are served primarily by non-exclusive resellers.

The Company's products incorporate intellectual property and technology owned by the Company or licensed from third parties. The Company's ability to maintain and enhance the value of its intellectual property and technology and third party licenses will affect future product and service offerings. Moreover, the Company believes that operating results will depend on successful development and introduction of new products and enhancements to existing products and service offerings. There can be no assurance that the Company will succeed in such efforts or that customers will accept new, enhanced and existing products and services in quantities and at prices an margins that are consistent with the Company's expectations. The Company's success also depends on its ability to attract and retain employees necessary to support planned growth.

The Company's products include components, assemblies and subassemblies that are currently available from single sources and, in some cases, are in short supply. Testing and manufacturing is performed at the Company's Redwood City, California, facility. Availability limitations, price increases or business interruptions could adversely impact revenue, margins and earnings.

The Company has distribution, product and technology relationships with a number of significant customers and entities that are considered by the Company to be strategic. Most of the Company's competitors have similar relationships with their respective customers and other parties. Changes in the Company's relationships or changes in similar relationships among competitors could have a material impact on competitive and other factors described above, including the Company's operating results. Also, litigation or other claims based on securities, intellectual property, patent, product, regulatory or other factors could materially adversely affect the Company's business, operating results and finances.

A significant portion of the Company's revenue comes from contracts with the U.S. government, most of which do not include purchase commitments. There can be no assurance that orders from the U.S. government, or from other customers, will continue at historical levels, or that the Company will be able to obtain orders from new customers.

Because of the factors described above, as well as others that may affect the Company's operating results, past financial results may not be an accurate indicator of future performance.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1996, the Company had cash, cash equivalents and temporary cash investments of $112.2 million, as compared to $86.6 million at the end of fiscal 1995. Cash provided from operations was $40.2 million in fiscal 1996, a $3.2 million decrease over the prior year. This decrease was principally due to an increase in accounts receivable partially offset by an increase in accrued
liabilities.   Accounts receivable increased $20.8 million during fiscal 1996 due to the increase in sales volume, particularly in the last month of the fiscal year.

Net cash used for investing activities in fiscal 1996 consisted primarily of purchases of property and equipment of $17.2 million, which increased $8.9 million from fiscal 1995, most significantly for the purchase of R&D equipment. Cash used for investing activities also included net purchases of temporary cash investments of $7.2 million and additions to software production costs of $1.9 million.

Net cash provided by financing activities in fiscal 1996 is composed of $12.7 million from the issuance of Common Stock relating to the employee stock benefit plans, partially offset by $10.1 million used to redeem a portion of the Company's 7 1/4% convertible subordinated debentures.

In the third quarter of fiscal 1996, the Company completed a partial call of its outstanding 7 1/4% convertible subordinated debentures due May 15, 2014, reducing long-term debt by $35.1 million to $33.5 million. To redeem a portion of the debentures, $10.1 million in cash was used, $.3 million of which represents the premium paid in excess of principal. An additional $25.3 million of principal was converted into 802,078 shares of Common Stock at a conversion price of $31.50 per share.

As of March 31, 1996, the Company had available an unsecured $10.0 million line of credit. Borrowings under this committed borrowing facility are available through May 1997 and bear interest at the bank's base rate (which approximates prime). At March 31, 1996, there were no outstanding borrowings under this facility.

The Company believes that current cash and cash equivalents, temporary cash investments and cash flows from operations will be sufficient to fund operations, purchases of capital equipment and research and development programs currently planned at least through fiscal 1997.

CONSOLIDATED BALANCE SHEETS


(Dollars in thousands)
March 31,                                                         1996         1995
- -----------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents                                  $  52,319    $  33,886
  Temporary cash investments                                    59,892       52,734
  Accounts receivable, net of allowances of $4,533 in 1996
    and $2,514 in 1995                                          76,966       56,983
  Inventories                                                   31,705       32,314
  Deferred income taxes                                         11,830        9,900
  Prepaid expenses and other assets                              5,714        4,625
- -----------------------------------------------------------------------------------
    Total current assets                                       238,426      190,442
- -----------------------------------------------------------------------------------
Property and equipment:
  Machinery and equipment                                       92,653       98,969
  Furniture and fixtures                                         5,874        6,863
  Leasehold improvements                                        10,290       10,241
  Construction in progress                                         438        1,694
- -----------------------------------------------------------------------------------
                                                               109,255      117,767
  Less accumulated depreciation and amortization               (78,215)     (90,618)
- -----------------------------------------------------------------------------------
    Property and equipment, net                                 31,040       27,149
Software production costs, net                                   4,146        4,691
Other assets                                                     8,345        9,764
- -----------------------------------------------------------------------------------
                                                             $ 281,957    $ 232,046
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $  21,559    $  18,315
  Accrued liabilities                                           42,442       43,444
- -----------------------------------------------------------------------------------
   Total current liabilities                                    64,001       61,759
- -----------------------------------------------------------------------------------
7 1/4% convertible subordinated debentures                      33,526       68,625
Stockholders' equity:
  Preferred Stock, $.01 par value
    Authorized:  5,000,000 shares
    Outstanding:  none                                                -            -
  Common Stock to be issued                                           -           32
  Common Stock, $.01 par value
    Authorized:  50,000,000 shares
    Outstanding:  20,839,000 shares in 1996 and 18,714,000
      shares in 1995                                               208          187
  Additional paid-in capital                                   165,414      113,846
  Net unrealized loss on available-for-sale securities             (12)         (10)
  Accumulated translation adjustment                              (931)        (794)
  Retained earnings (deficit)                                   19,751      (11,599)
- -----------------------------------------------------------------------------------
    Total stockholders' equity                                 184,430      101,662
- -----------------------------------------------------------------------------------
                                                             $ 281,957    $ 232,046
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS


(Dollars in thousands, except per share amounts)
Years Ended March 31,                                   1996         1995         1994
- --------------------------------------------------------------------------------------

Revenue:
  Product revenue                                  $ 226,070    $ 192,901    $ 165,842
  Service and other revenue                          112,829       91,135       71,830
- --------------------------------------------------------------------------------------
    Total revenue                                    338,899      284,036      237,672
- --------------------------------------------------------------------------------------

Cost of sales:
  Cost of product revenue                             90,588       79,227       72,647
  Cost of service and other revenue                   77,150       63,193       49,277
- --------------------------------------------------------------------------------------
    Total cost of sales                              167,738      142,420      121,924
- --------------------------------------------------------------------------------------

Gross margin                                         171,161      141,616      115,748
- --------------------------------------------------------------------------------------

Operating expenses:
  Sales and marketing                                 75,432       70,348       71,064
  Research and development                            36,437       33,923       33,736
  General and administrative                          11,884       11,375       13,229
- --------------------------------------------------------------------------------------
    Total operating expenses                         123,753      115,646      118,029
- --------------------------------------------------------------------------------------

      Income (loss) from operations                   47,408       25,970       (2,281)
Interest income                                        6,044        2,626        1,411
Interest expense                                      (4,713)      (5,213)      (5,276)
Other                                                   (508)         (73)        (178)
- --------------------------------------------------------------------------------------
      Income (loss) before income taxes               48,231       23,310       (6,324)
Income tax (provision) benefit                       (16,881)       3,760            -
- --------------------------------------------------------------------------------------
Net income (loss)                                  $  31,350    $  27,070    $  (6,324)
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------

Net income (loss) per share:
  Primary                                          $    1.50    $    1.44    $    (.38)
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------
  Fully diluted                                    $    1.50    $    1.37    $    (.38)
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------

Shares used in per share computation:
  Primary                                             20,833       18,768       16,778
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------
  Fully diluted                                       20,908       19,794       16,778
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(Dollars in thousands)
Years Ended March 31,                                           1996         1995         1994
- ----------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year             $  33,886    $  23,854    $  30,080
- ----------------------------------------------------------------------------------------------

Net cash flows from operating activities:
  Net income (loss)                                           31,350       27,070       (6,324)
  Adjustments required to reconcile net income (loss)
   to cash provided by operations:
    Depreciation and amortization                             15,481       17,591       19,469
    Writedown of ATMX inventory and assets                         -            -        3,764
    Restricted stock compensation                                368           10          391
    Deferred income taxes                                     (1,930)      (9,900)           -
    Changes in assets and liabilities:
      Accounts receivable                                    (20,839)       2,077       (7,042)
      Inventories                                                506        2,280      (12,293)
      Prepaid expenses and other assets                       (1,185)        (621)         (81)
      Accounts payable                                         3,356       (2,092)       4,621
      Accrued liabilities                                     13,099        6,941         (351)
- ----------------------------------------------------------------------------------------------
    Net cash provided by operations                           40,206       43,356        2,154
- ----------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchases of temporary cash investments                    (85,960)     (60,816)     (30,414)
  Proceeds from maturities of temporary cash investments      78,800       25,786       34,722
  Purchases of property and equipment                        (17,165)      (8,258)     (14,273)
  Additions to software production costs                      (1,875)      (1,968)      (2,681)
  Other                                                          955          903        1,728
- ----------------------------------------------------------------------------------------------
    Net cash used for investing activities                   (25,245)     (44,353)     (10,918)
- ----------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Sale of Common Stock                                        12,684       12,583        4,179
  Repurchase of convertible subordinated debentures          (10,117)           -            -
  Purchase of Common Stock                                         -            -         (600)
  Repayments of borrowings                                         -          (26)      (1,074)
- ----------------------------------------------------------------------------------------------
    Net cash provided by financing activities                  2,567       12,557        2,505
- ----------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                          905       (1,528)          33
- ----------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash
     equivalents                                              18,433       10,032       (6,226)
- ----------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                   $  52,319    $  33,886    $  23,854
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

Other cash flow information:
  Cash paid during the year for:
    Interest                                               $   4,136    $   5,213    $   5,276
    Income taxes                                           $   5,496    $   2,061    $      65
  Non-cash investing and financing activities:
    Conversion of convertible subordinated debentures
      into Common Stock (including accrued interest
      and debenture offering costs)                        $  25,532    $       -    $       -
    Income tax benefit arising from employee stock
      option plans                                         $  12,972    $   2,718    $     111
    Net unrealized loss on available-for-sale securities   $       2    $      10    $       -
- ----------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                     Net Unrealized
                                                Common                               Gain (Loss) on
                                                 Stock                 Additional        Available-    Accumulated     Retained
                                                 To Be       Common       Paid-In          For-Sale    Translation     Earnings
(Dollars in thousands)                          Issued        Stock       Capital        Securities     Adjustment    (Deficit)
- -------------------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1993                     $   3,529       $  160     $  90,984         $       -      $  (1,005)   $ (32,345)
- -------------------------------------------------------------------------------------------------------------------------------

Sale of 620,000 shares of Common
  Stock under employee stock benefit plans           -            6         4,506                 -              -            -
Exercise of 6,000 warrants                           -            -            58                 -              -            -
Stock issued in connection with merger          (3,261)           6         3,255                 -              -            -
Purchase of 80,000 shares of
  Common Stock                                       -           (1)         (599)                -              -            -
Income tax benefit arising from
  employee stock option plans                        -            -           111                 -              -            -
Accumulated translation adjustment                   -            -             -                 -           (152)           -
Net loss                                             -            -             -                 -              -       (6,324)
- -------------------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1994                           268          171        98,315                 -         (1,157)     (38,669)
- -------------------------------------------------------------------------------------------------------------------------------

Sale of 1,586,000 shares of Common
  Stock under employee stock benefit plans           -           16        12,577                 -              -            -
Stock issued in connection with merger            (236)           -           236                 -              -            -
Income tax benefit arising from
  employee stock option plans                        -            -         2,718                 -              -            -
Net unrealized gain on securities upon
  adoption of SFAS  115                              -            -             -                64              -            -
Net unrealized loss on securities                    -            -             -               (74)             -            -
Accumulated translation adjustment                   -            -             -                 -            363            -
Net income                                           -            -             -                 -              -       27,070
- -------------------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1995                            32          187       113,846               (10)          (794)     (11,599)
- -------------------------------------------------------------------------------------------------------------------------------

Sale of 1,314,000 shares of Common
  Stock under employee stock benefit plans           -           13        13,040                 -              -            -
Conversion of convertible subordinated
  debentures into 802,078 shares of
  Common Stock, including accrued interest
  and offering costs                                 -            8        25,524                 -              -            -
Stock issued in connection with merger             (32)           -            32                 -              -            -
Income tax benefit arising from
  employee stock option plans                        -            -        12,972                 -              -            -
Net unrealized loss on securities                    -            -             -                (2)             -            -
Accumulated translation adjustment                   -            -             -                 -           (137)           -
Net income                                           -            -             -                 -              -       31,350
- -------------------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1996                     $       -       $  208     $ 165,414         $     (12)     $    (931)   $  19,751
- -------------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


NATURE OF BUSINESS

Network Equipment Technologies, Inc. ("N.E.T." or "the Company"), headquartered in Redwood City, California, is a leading designer, developer, manufacturer and supplier of multiservice backbone networks and associated services used by enterprises and carriers worldwide.


PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

The Company recognizes product revenue and accrues related warranty expense upon shipment. At the time of sale, no material vendor or post contract support obligations remain outstanding. Revenue from service contracts is recognized ratably over the contract period. Revenue from other services, such as systems integration, installation and training, is recognized when the service is performed.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the time of acquisition.

TEMPORARY CASH INVESTMENTS

Temporary cash investments are primarily comprised of highly liquid investments with original maturities of greater than three months at the time of acquisition.

INVENTORIES

Inventories are stated at lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Inventories at March 31 consisted of the following:

(Dollars in thousands)                        1996          1995
- ----------------------------------------------------------------
Purchased components                      $ 14,381      $ 11,498
Work-in-process                             15,533        17,175
Finished goods                               1,791         3,641
- ----------------------------------------------------------------
                                          $ 31,705      $ 32,314
- ----------------------------------------------------------------
- ----------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to five years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

SOFTWARE PRODUCTION COSTS

Capitalization of software production costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software production costs in light of many factors, including anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Capitalization of software production costs amounted to $1.9 million, $2.0 million and $2.7 million in fiscal 1996, 1995 and 1994, respectively. Software production costs are amortized over the lives of the products, generally three years. Amortization amounted to $2.4 million, $2.8 million and $3.3 million in fiscal 1996, 1995 and 1994, respectively. During fiscal 1996, the Company reduced fully amortized software production costs by 19.4 million, which had no effect on net balances. Accumulated amortization was $3.8 million and $20.8 million at March 31, 1996 and 1995, respectively.

FOREIGN CURRENCY TRANSLATION

The functional currency for the CompanyOs foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the Consolidated Balance Sheets. Foreign currency transaction gains or losses are included in the Consolidated Statements of Operations. The Company enters into foreign exchange contracts to hedge certain intercompany balances and balance sheet exposures against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income and expense, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated intercompany balances and balance sheet exposure items. At March 31, 1996, the Company had outstanding foreign exchange contracts of $5.0 million. The contracts require the Company to exchange foreign currencies for U.S. dollars and generally mature in one month.

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

SIGNIFICANT RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, the valuation of inventory, the valuation allowance on deferred tax assets and certain reserves and accruals. Actual results could differ from those estimates.

The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been material or outside of management's expectations.

The Company participates in a very dynamic high technology telecommunications industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in certain strategic partnerships or customer relationships; litigation or claims against the Company based on securities, intellectual property, patent, product, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; and the Company's ability to attract and retain employees necessary to support its growth.

RECENTLY  ISSUED ACCOUNTING STANDARD

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This standard defines a fair value method of accounting for stock-based employee compensation plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period. This standard will be effective for the Company beginning in fiscal 1997 and requires measurement of awards made throughout fiscal 1996. The Company will adopt the disclosure-only alternative, and, accordingly, SFAS 123 will have no impact on the Company's results of operations or financial position.


NOTE 2:  TEMPORARY CASH INVESTMENTS

The Company classifies its temporary cash investments as available-for-sale securities. The carrying value of such securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of stockholders' equity. Temporary cash investments at March 31 consisted of the following:


                                                           1996
                                     -----------------------------------------------
                                                      Gross        Gross   Estimated
                                     Amortized   Unrealized   Unrealized      Market
(Dollars in thousands)                    Cost        Gains       Losses       Value
- ------------------------------------------------------------------------------------
Corporate notes and bonds            $  36,495    $      17    $      35   $  36,477
Commercial paper and banker's
   acceptances                           2,986            -            1       2,985
Certificates of deposit                  6,000            -            1       5,999
Foreign debt issues                     11,430            6            8      11,428
U.S. government and municipalities       3,000            3            -       3,003
                                     -----------------------------------------------
                                     $  59,911    $      26    $      45   $  59,892
                                     -----------------------------------------------
                                     -----------------------------------------------



                                                           1995
                                     -----------------------------------------------
                                                      Gross        Gross   Estimated
                                     Amortized   Unrealized   Unrealized      Market
(Dollars in thousands)                    Cost        Gains       Losses       Value
- ------------------------------------------------------------------------------------
Corporate notes and bonds            $  22,839    $      40    $      40   $  22,839
Commercial paper and banker's
   acceptances                           9,208            5           10       9,203
Certificates of deposit                  8,008            -           14       7,994
Foreign debt issues                      5,588            6            2       5,592
U.S. government and municipalities       5,107           11           12       5,106
Equity securities                        2,000            -            -       2,000
- ------------------------------------------------------------------------------------
                                     $  52,750    $      62    $      78   $  52,734
- ------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------


At March 31, 1996, all available-for-sale securities mature within thirteen months. Any gains or losses on sales of securities are computed on a specific identification basis. There were no realized gains or losses from the sale of securities in fiscal years 1996, 1995 and 1994.


NOTE 3:  SIGNIFICANT CUSTOMERS

Sales to the U.S. government and its agencies amounted to 34%, 28% and 28% of revenue for fiscal years 1996, 1995 and 1994, respectively. These amounts include sales, which amounted to 30%, 19% and 20% of revenue for fiscal years 1996, 1995 and 1994, respectively, under a contract with the Department of Defense under which various government agencies can order products, installation and service from the Company. The Company had one other customer that accounted for 11% of sales in fiscal 1994 and no other customer accounted for more than 10% in fiscal 1996 and 1995.


NOTE 4:  SEGMENT INFORMATION


(DOLLARS IN THOUSANDS)                UNITED STATES      EUROPE    ELIMINATIONS    CONSOLIDATED
- -----------------------------------------------------------------------------------------------

YEAR ENDED MARCH 31, 1996
    Sales to unaffiliated customers       $ 286,842   $  52,057       $       -       $ 338,899
    Sales to foreign affiliates              21,409       4,316         (25,725)              -
                                      ---------------------------------------------------------
    Total revenue                         $ 308,251   $  56,373       $ (25,725)      $ 338,899
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------
    Operating income                      $  43,607   $   2,560       $   1,241       $  47,408
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------
    Identifiable assets at year end       $ 283,453   $  27,801       $ (29,297)      $ 281,957
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------

YEAR ENDED MARCH 31, 1995
    Sales to unaffiliated customers       $ 236,535   $  47,501       $       -       $ 284,036
    Sales to foreign affiliates              24,409       3,624         (28,033)              -
                                      ---------------------------------------------------------
    Total revenue                         $ 260,944   $  51,125       $ (28,033)      $ 284,036
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------
    Operating income                      $  23,601   $   2,938       $    (569)      $  25,970
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------
    Identifiable assets at year end       $ 235,910   $  32,146       $ (36,010)      $ 232,046
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------

YEAR ENDED MARCH 31, 1994
    Sales to unaffiliated customers       $ 207,482   $  30,190       $       -       $ 237,672
    Sales to foreign affiliates              17,848       3,775         (21,623)              -
                                      ---------------------------------------------------------
    Total revenue                         $ 225,330   $  33,965       $ (21,623)      $ 237,672
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------
    Operating income (loss)               $   2,563   $  (3,648)      $  (1,196)      $  (2,281)
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------
    Identifiable assets at year end       $ 193,804   $  22,805       $ (29,594)      $ 187,015
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------


Sales to foreign affiliates represent products which are transferred on a basis intended to approximate arms-length prices as negotiated by unrelated entities. Domestic sales to unaffiliated customers include $39.9 million, $32.3 million and $22.0 million of export sales in fiscal years 1996, 1995 and 1994, respectively.


NOTE 5:  ACCRUED LIABILITIES

Accrued liabilities at March 31 were as follows:

(Dollars in thousands)                        1996          1995
- -----------------------------------------------------------------

Accrued compensation                      $ 18,585      $ 19,512
Unearned income                              6,082         7,272
Other                                       17,775        16,660
- -----------------------------------------------------------------
                                          $ 42,442      $ 43,444
- -----------------------------------------------------------------
- -----------------------------------------------------------------


NOTE 6:  FINANCING ARRANGEMENTS

The Company maintains an unsecured $10.0 million line of credit. Borrowings under this committed facility are available through May 1997 and bear interest at the bank's base rate (which approximates prime). The terms of the agreement require that the Company maintain certain financial covenants including a minimum of $25.0 million in cash and short term highly liquid investments, net of any bank borrowings, no quarterly operating or net losses greater than 10% of tangible net worth and no operating or net losses in any two consecutive quarters of the fiscal year. The Company was in compliance with these covenants at March 31, 1996. There were no outstanding borrowings under the line of credit agreement at March 31, 1996.


NOTE 7:  LEASE COMMITMENTS

The Company leases its facilities under operating leases. The minimum future lease commitments under these leases as of March 31, 1996, were as follows:

(Dollars in thousands)
- ----------------------------------------------------------------
1997                                                    $  7,005
1998                                                       6,337
1999                                                       4,110
2000                                                       1,681
2001                                                       1,243
After 2001                                                 3,380
- ----------------------------------------------------------------
                                                         $23,756
- ----------------------------------------------------------------
- ----------------------------------------------------------------

Rental expense under operating leases was $7.2 million, $6.4 million and $6.9 million for fiscal years 1996, 1995 and 1994, respectively.


NOTE 8:  CONVERTIBLE SUBORDINATED DEBENTURES

In May 1989, the Company issued $75.0 million of 7 1/4% convertible subordinated debentures due May 15, 2014, in an underwritten public offering, with net proceeds of $72.8 million. In September 1990, the Company repurchased debentures in the face amount of $6.4 million. Each debenture is convertible at the option of the holder into Common Stock at $31.50 per share and is redeemable at the option of the Company at prices that decline from 102.175% of face value on May 15, 1996, to 100% of face value on May 15, 1999. The debentures are entitled to a sinking fund beginning May 15, 2000, of $3.8 million annually, calculated to retire 70% of the debentures prior to maturity. Such required sinking fund payments will be reduced by any redemption or conversion of debentures prior to the date of the sinking fund payment.

In the third quarter of fiscal 1996, the Company completed a partial call of its outstanding 7 1/4% convertible subordinated debentures, reducing long-term debt by $35.1 million to $33.5 million. To redeem the debentures, $10.1 million in cash was used, $.3 million of which represents the premium paid in excess of principal. An additional $25.3 million of principal was converted into 802,078 shares of Common Stock at a conversion price of $31.50 per share.


NOTE 9:  CAPITAL STOCK

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

As of March 31, 1996, the Company had reserved shares of its Common Stock for the following purposes:

                                                        Reserved
- -----------------------------------------------------------------
Stock option plans:
   Outstanding (at $5.25 to $40.50 per share)          2,634,688
   Available for grant                                 1,964,171
Convertible subordinated debentures                    1,064,317
Employee Stock Purchase Plan                             441,069
- -----------------------------------------------------------------


Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of Common Stock at a price equal to at least 85% of the fair market value.

Under the Restricted Stock Award Plan, the Company may issue up to 750,000 shares of Common Stock to key employees at $.01 per share. Shares awarded under the Plan carry certain restrictions on transferability, which lapse over the vesting period (generally two to four years). As of March 31, 1996, 230,500 shares at $.01 per share have been awarded and issued under the Plan. As of March 31, 1996, the Company had the right to repurchase 60,500 shares from certain officers at the original purchase price. Such right expires ratably over the respective vesting periods. Related compensation expense totaled $368 thousand, $10 thousand and $391 thousand for the years ended March 31, 1996, 1995 and 1994, respectively.

The Company has authorized 5,000,000 shares of $.01 par value Preferred Stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 31, 1996, no preferred shares were outstanding.


NOTE 10:  EMPLOYEE STOCK OPTION PLANS

Under the Company's stock option plans, options generally become exercisable ratably over a four year period and expire after seven to ten years. Options may be granted to officers, key employees, directors and independent contractors to purchase Common Stock at a price not less than 100% of fair market value at the date of grant.

Activity in the Company's option plans is summarized below:

                                            Shares               Option Prices
- ------------------------------------------------------------------------------
Options outstanding at March 31, 1993    3,644,506
   Granted                               1,579,450            $  6.00 - $10.63
   Exercised                              (364,468)              6.75 -  11.00
   Canceled                               (684,753)              5.75 -  26.50
                                         ---------
Options outstanding at March 31, 1994    4,174,735
   Granted                                 654,862               7.50 -  27.38
   Exercised                            (1,352,107)              5.25 -  16.25
   Canceled                               (465,028)              5.75 -  26.33
                                         ---------
Options outstanding at March 31, 1995    3,012,462
   Granted                                 996,066              21.50 -  40.50
   Exercised                            (1,114,819)              4.00 -  29.88
   Canceled                               (259,021)              6.63 -  40.50
                                         ---------
Options outstanding at March 31, 1996    2,634,688            $  5.25 - $40.50
                                         ---------            ----------------
                                         ---------            ----------------
- ------------------------------------------------------------------------------


On March 31, 1996, options for 1,080,002 shares were exercisable at prices ranging from $5.25 to $27.38 per share.


NOTE 11:  INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which prescribes an asset and liability method of income tax accounting.

Income (loss) before income taxes and the provision (benefit) for income taxes consist of the following:

(Dollars in thousands)                   1996           1995        1994
- -------------------------------------------------------------------------
Income (loss) before income taxes:
    Domestic                            $ 46,674    $ 20,563    $ (2,333)
    Foreign                                1,557       2,747      (3,991)
- -------------------------------------------------------------------------
                                        $ 48,231    $ 23,310    $ (6,324)
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

Provision (benefit) for income taxes:
    Current:
       Federal                          $ 16,595    $  6,140    $      -
       State                               2,216           -           -
       Foreign                                 -           -           -
- -------------------------------------------------------------------------
                                          18,811       6,140           -
- -------------------------------------------------------------------------
    Deferred:
       Federal                            (1,643)     (8,227)          -
       State                                (287)     (1,673)          -
       Foreign                                 -           -           -
- -------------------------------------------------------------------------
                                          (1,930)     (9,900)          -
- -------------------------------------------------------------------------
                                        $ 16,881    $ (3,760)   $      -
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% to income (loss) before income taxes as follows:

(Dollars in thousands)                             1996       1995       1994
- -----------------------------------------------------------------------------
Statutory federal tax provision (benefit)      $ 16,881   $  8,159   $ (2,150)
State taxes net of federal income tax benefit     1,929      1,399       (126)
Change in valuation allowance                    (3,504)   (14,341)     1,671
Other                                             1,575      1,023        605
- -----------------------------------------------------------------------------

Provision (benefit) for income taxes           $ 16,881   $ (3,760)  $      -
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

Deferred tax assets (liabilities) are comprised of the following at March 31:

(Dollars in thousands)                                   1996        1995
- -------------------------------------------------------------------------
Reserves not currently deductible for tax purposes   $  7,866    $  8,670
Depreciation                                              942       2,403
Loss carryforwards                                      1,159       1,664
Credit carryforwards                                    6,431       5,458
- -------------------------------------------------------------------------
Gross deferred tax assets                              16,398      18,195

Gross deferred tax liabilities--
  Capitalized software production costs                (3,409)     (3,632)

Valuation allowance                                    (1,159)     (4,663)
- -------------------------------------------------------------------------

Net deferred tax assets                              $ 11,830    $  9,900
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

The valuation allowance decreased $3.5 million in fiscal 1996 due to the realization of the benefit of certain tax loss and credit carryforwards. A valuation allowance of $1.2 million remains at March 31, 1996, and is attributable to foreign loss carryforwards. The net change in the total valuation allowance for the year ended March 31, 1995, was a decrease of $15.8 million. Of this amount, $5.9 million resulted from the realization of tax benefits of temporary differences and loss carryforwards which reversed during the year ended March 31, 1995. The remaining $9.9 million decrease resulted from the Company's reevaluation during the fourth quarter of fiscal 1995 that was more likely than not that it would generate taxable income sufficient to realize a portion of the tax benefit associated with future deductible temporary differences and related loss and credit carryforwards prior to their expiration. The net reduction in the valuation allowance for fiscal 1995 differs from that recorded as a reduction to income tax expense by an amount attributable to the tax benefit associated with deductible employee stock option compensation.

As of March 31, 1996, the Company has available federal research tax credit carryforwards of $2.8 million, expiring in 2006 through 2011, alternative minimum tax credit carryforwards of $2.3 million available indefinitely and state tax credit carryforwards of $1.3 million. Foreign tax loss carryforwards of $3.3 million are available for use in reducing future taxable income in certain foreign jurisdictions.

The Company's federal income tax returns for certain prior years are under examination by the Internal Revenue Service ("IRS"). Certain adjustments previously proposed by the IRS which related substantially to the timing (years) of tax deductions have been resolved in the Company's favor. In the opinion of management, any adjustments that may result from the ultimate resolution of any remaining matters will not have a material effect on the Company's financial condition or results of operations.


NOTE 12:  EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% to 17% to a maximum of approximately $9 thousand per year). Company contributions are discretionary and were $1.0 million, $846 thousand and $750 thousand for fiscal 1996, 1995 and 1994, respectively.


NOTE 13:  FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments at March 31 were as follows:


                                                 1996                      1995
                                        ----------------------    ----------------------
                                         Carrying    Estimated     Carrying    Estimated
(Dollars in thousands)                     Amount   Fair Value       Amount   Fair Value
- ----------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents             $  52,319    $  52,319    $  33,886    $  33,886
   Temporary cash investments           $  59,892    $  59,892    $  52,734    $  52,734

Liabilities
  Foreign exchange contracts            $   4,969    $   4,924    $  13,052    $  13,399
  Convertible subordinated debentures   $  33,526    $  36,669    $  68,625    $  60,304
- ----------------------------------------------------------------------------------------


The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents--the carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

Temporary cash investments, foreign exchange contracts and convertible subordinated debentures--fair values are based on quoted market prices.

INDEPENDENT AUDITORS' REPORT



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NETWORK EQUIPMENT TECHNOLOGIES,
INC.

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.



(signature)

DELOITTE & TOUCHE LLP


San Jose, California
April 15, 1996

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

Fiscal 1996                                   High           Low
- ----------------------------------------------------------------
First quarter                               $25.25        $19.75
Second quarter                               39.75         22.38
Third quarter                                42.00         27.75
Fourth quarter                               36.00         21.00
- ----------------------------------------------------------------

Fiscal 1995                                   High           Low
- ----------------------------------------------------------------
First quarter                               $10.00        $ 7.38
Second quarter                               14.88          8.25
Third quarter                                24.00         12.50
Fourth quarter                               27.88         22.38
- ----------------------------------------------------------------


In addition, the Company's 7 1/4% convertible subordinated debentures trade in the over-the-counter market.

CORPORATE DIRECTORY

CORPORATE OFFICERS

Joseph J. Francesconi
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Roger A. Barney
VICE PRESIDENT,
HUMAN RESOURCES AND CORPORATE SERVICES

Jerry L. Davis
VICE PRESIDENT, CLIENT SUPPORT

James B. De Golia
VICE PRESIDENT, GENERAL COUNSEL
AND ASSISTANT SECRETARY

Samuel H. Ezekiel
VICE PRESIDENT, MARKETING

J. Robert Forkish
VICE PRESIDENT AND CHIEF TECHNOLOGY OFFICER

Craig M. Gentner
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
AND CORPORATE SECRETARY

David P. Owen
VICE PRESIDENT,
CORPORATE DEVELOPMENT AND STRATEGY

Raymond E. Peverell
SENIOR VICE PRESIDENT, SALES AND SUPPORT

G. Michael Schumacher
SENIOR VICE PRESIDENT,
ENGINEERING AND OPERATIONS

Charles S. Shiverick
VICE PRESIDENT,
INFORMATION SERVICES AND REENGINEERING

DIRECTORS

John B. Arnold
CHAIRMAN OF THE BOARD, N.E.T.

Dixon R. Doll
INDEPENDENT VENTURE CAPITALIST,
CHAIRMAN OF THE DMW GROUP

James K. Dutton
DIRECTOR, CAERE CORPORATION AND
ECCS, INC.

Joseph J. Francesconi
PRESIDENT AND CHIEF EXECUTIVE OFFICER, N.E.T.

Walter J. Gill
VICE PRESIDENT AND CHIEF TECHNOLOGY OFFICER (RETIRED), N.E.T.

Frank S. Vigilante
SENIOR VICE PRESIDENT (RETIRED), AT&T

Hans A. Wolf
VICE CHAIRMAN OF THE BOARD (RETIRED), SYNTEX CORPORATION

CORPORATE INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be held at 10:00 a.m. on August 13, 1996, at the Company's headquarters in Redwood City, California.

INVESTOR RELATIONS
N.E.T. welcomes inquiries from its shareholders and other interested investors. To receive the Company's Annual Report, Form 10-K, quarterly financial results and other corporate information, please dial our hotline at 1-800-234-4-NET, or write to Investor Relations at N.E.T., 800 Saginaw Drive, Redwood City, CA 94063, or visit our World Wide Web site.

N.E.T. ON THE INTERNET
N.E.T.'s home page on the World Wide Web contains background on the Company and its products, financials, and other useful information. Our Web site is located at http://www.net.com

TRANSFER AGENT
First National Bank of Boston
Boston, Massachusetts

INDEPENDENT AUDITORS
Deloitte & Touche LLP
San Jose, California




IDNX is a registered trademark, and N.E.T., the N.E.T. logo, and STM are trademarks of Network Equipment Technologies, Inc.

- -C-1996 Network Equipment Technologies, Inc.  All rights reserved.

(Back Cover)

N.E.T. Logo

N.E.T., 800 Saginaw Drive, Redwood City, CA 94063 Tel 415.366.4400 Fax 415.366.5675