Form 10-K, Exhibit 13
period 1997-03-31
NETWORK EQUIPMENT TECHNOLOGIES INC
filed 1997-06-26
CIK 752431

                      QUARTERLY FINANCIAL DATA (UNAUDITED)


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       FIRST      SECOND     THIRD     FOURTH
----------------------------------------------------------------------------------------------
FISCAL QUARTER 1997
Revenue                                                $76,469    $78,398    $83,302   $86,269
Gross margin                                            39,373     37,825     41,728    43,369
Net income                                               4,478      5,589      6,620     7,305
Primary and fully diluted earnings per share               .21        .26        .31       .34

FISCAL QUARTER 1996
Revenue                                                $79,609    $82,958    $84,561   $91,771
Gross margin                                            38,722     41,566     43,671    47,202
Net income                                               6,422      7,448      8,215     9,265
Primary and fully diluted earnings per share               .32        .36        .39       .43


                          FIVE YEAR FINANCIAL SUMMARY


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED MARCH 31,                               1997       1996        1995        1994        1993
------------------------------------------------------------------------------------------------------------
Revenue                                             $324,438   $338,899    $284,036    $237,672    $218,846
Net income (loss)                                     23,992     31,350      27,070      (6,324)    (11,097)
Primary earnings (loss) per share                       1.12       1.50        1.44        (.38)       (.71)
7-1/4% convertible
  subordinated debentures                             25,821     33,526      68,625      68,625      68,625
Total assets                                         301,653    281,957     232,046     187,015     186,596



Results for fiscal 1995 include a $9.9 million tax benefit. Excluding this tax benefit, primary earnings per share would have been $.91.
                                       15

                    MANAGEMENT'S  DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the accompanying notes. The Company's future operating results may be affected by a number of factors, trends, and risks -- many beyond the Company's control. These factors are discussed in more detail below and include, among others: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in domestic and international economic and/or political conditions or regulations; ability to develop and deliver new products; customer acceptance of existing and new products and services; and other factors identified below.

RESULTS OF OPERATIONS

The following table depicts data derived from the Consolidated Statements of Income expressed as a percentage of revenue for each of the three years in the period ended March 31, 1997.

(PERCENT OF REVENUE)                      1997      1996      1995
----------------------------------------------------------------------
Product revenue                           66.2%     66.7%     67.9%
Service and other revenue                 33.8      33.3      32.1
                                      --------------------------------
  Total revenue                          100.0     100.0     100.0
                                      --------------------------------
Product gross margin                      58.2      59.9      58.9
Service and other revenue gross margin    33.9      31.6      30.7
                                      --------------------------------
  Total gross margin                      50.0      50.5      49.9
                                      --------------------------------
                                      --------------------------------
Sales and marketing                       23.8      22.2      24.8
Research and development                  12.7      10.8      12.0
General and administrative                 3.5       3.5       4.0
                                      --------------------------------
  Total operating expenses                40.0      36.5      40.8
                                      --------------------------------
                                      --------------------------------
    Income from operations                10.0      14.0       9.1
Interest income                            1.9       1.8       0.9
Interest expense                          (0.7)     (1.4)     (1.8)
Other                                     (0.2)     (0.2)      0.0
                                      --------------------------------
    Income before income taxes            11.0      14.2       8.2
Income tax provision (benefit)             3.8       4.9      (1.3)
Extraordinary gain                         0.2       0.0       0.0
                                      --------------------------------
Net income                                 7.4%      9.3%      9.5%
                                      --------------------------------
                                      --------------------------------

COMPARISON OF 1997 AND 1996

REVENUE Total revenue in fiscal 1997 decreased $14.5 million, or 4.3%, from fiscal 1996. Product revenue and service and other revenue decreased $11.2 million and $3.3 million, respectively, for the year. The 5.0% decrease in product revenue was principally due to a decline in domestic product sales. Total product sales in the U.S. federal channel, which includes U.S. government sales and sales to U.S. government contractors, decreased 25.3% in fiscal 1997. This decrease in U.S. government product revenue was primarily due to the substantial completion in fiscal 1996 of the deployment of a Department of Defense worldwide network. Increased international product sales substantially offset the domestic decline, growing 25.3% over the prior year to 45.0% of product revenue. This increase in international product sales was primarily attributable to the Company's expansion of its international sales and marketing infrastructure coupled with the economic growth experienced in these regions. Both factors significantly impacted the Company s Asia-Pacific/Latin American channel, which grew product sales 54.5% year-over-year.
                                       16

                       MANAGEMENT'S  DISCUSSION AND ANALYSIS

Service and other revenue decreased 2.9% from the prior year. This decrease was attributable to a 17.6% decrease in systems integration services in support of product sales to the U.S. government, partially offset by growth in revenues generated from both traditional and expanded service offerings.

Overall, revenue in the U.S. federal channel decreased 17.9% over last year and decreased as a percentage of total revenue from 36.4% in fiscal 1996 to 31.2% in fiscal 1997. Total international revenue increased 23.6% over last year, and in fiscal 1997, it represented 35.0% of the Company's total revenue as compared to 27.1% in fiscal 1996.

Management expects revenue to increase in fiscal 1998 based largely upon the introduction of new products and entry into new, larger markets.

GROSS MARGIN Total gross margin as a percentage of total revenue decreased to 50.0% in fiscal 1997 from 50.5% in fiscal 1996. Product gross margin decreased to 58.2% in fiscal 1997 from 59.9% in fiscal 1996. This decrease primarily resulted from a less favorable sales channel mix, most notably in the shift from domestic to international product sales, which typically have lower margins due to a significantly higher percentage of product sold through distributors. Product margins also decreased in part due to a shift in product mix toward lower gross margin products.

The gross margin for service and other revenue increased to 33.9% in fiscal 1997 from 31.6% in fiscal 1996 as a result of a decreased percentage of systems integration services provided under a U.S. government contract. In addition, the gross margin on these systems integration services increased to 19.8% in fiscal 1997 from 14.8% in fiscal 1996 due to changes in the mix of OEM products and services provided.

Management expects total gross margin in fiscal 1998 to remain fairly constant.

OPERATING EXPENSES Operating expenses increased $6.2 million in fiscal 1997 and increased as a percentage of total revenue to 40.0% in fiscal 1997 from 36.5% in fiscal 1996. Management expects operating expenses in fiscal 1998 to continue to increase to support planned growth, while remaining fairly constant as a percentage of total revenue.

Sales and marketing expense increased $2.0 million in fiscal 1997 due to the addition of personnel to support continued expansion of the sales and marketing infrastructure, increased travel expenses and increased advertising and promotional expenses, offset partially by decreased sales commissions. As a percentage of total revenue, sales and marketing expense increased to 23.8% in fiscal 1997 from 22.2% in fiscal 1996, primarily due to the lower sales volume. Management expects sales and marketing expense to increase in fiscal 1998 to support continued expansion of the sales and marketing infrastructure, which includes increased expenses for planned international growth and new product introductions.

Research and development expense increased $4.6 million in fiscal 1997 due to an increase in direct project funding, primarily salary-related expenses and purchases of direct materials and hardware and software tools to support product development. As a result of this increased spending, research and development expense also increased as a percentage of total revenue to 12.7% in fiscal 1997 from 10.8% in fiscal 1996. In fiscal 1997, $2.8 million of software costs were capitalized as compared to $1.9 million in fiscal 1996 as more
                                       17
projects reached technological feasibility in line with planned new product introductions in fiscal 1997 and 1998. Management plans to continue funding research and development efforts at levels necessary to advance product programs and expects research and development spending to increase in fiscal 1998, while remaining fairly constant as a percentage of planned revenue.

General and administrative expense decreased $.4 million year-over-year and remained flat as a percentage of total revenue at 3.5%. Management expects general and administrative expense to remain fairly constant in fiscal 1998 as a percentage of planned revenue.

NON-OPERATING ITEMS Interest income in fiscal 1997 increased slightly from fiscal 1996 due to higher cash balances, offset partially by lower rates resulting from investment in tax-free securities. Interest expense, primarily related to the 7-1/4% convertible subordinated debentures, decreased by over 50% to $2.3 million for fiscal 1997 as a result of the prior year partial call and current year repurchases of the Company's convertible debentures. Other expense remained flat from the prior year at $.5 million.

For the fiscal year ended March 31, 1997, the Company recorded income tax expense of $12.5 million as compared to $16.9 million for fiscal 1996, at an effective rate of 35% for both years. See Note 10 to the Consolidated Financial Statements.

The results for fiscal 1997 included an extraordinary gain of $.7 million, or three cents per share on a fully diluted basis, arising from the repurchase of $7.7 million of convertible subordinated debentures. See Note 8 to the Consolidated Financial Statements.

COMPARISON OF 1996 AND 1995

REVENUE Total revenue in fiscal 1996 increased $54.9 million, or 19.3%, from fiscal 1995. Product revenue and service and other revenue increased $33.2 million and $21.7 million, respectively, over the same period. The 17.2% increase in product revenue was principally due to increased IDNX product sales across all sales channels. Over one-half of this increase was attributable to the U.S. federal channel. Total product sales in the U.S. federal channel increased 38.3% to 27.4% of product revenue. International product sales increased 11.4% to 34.1% of product revenue, primarily due to growth in Europe. Growth in other product lines included a 13.6% year-over-year increase in STM-TM- product sales and incremental revenues earned in fiscal 1996 on sales of OEM equipment sold under marketing alliances. Service and other revenue increased 23.8% from fiscal 1995. This increase was attributable to increased systems integration services in support of product sales to the U.S. government and, to a lesser extent, to growth in the installed base of the Company's products. Overall, revenue in the U.S. federal channel grew 37.4% over fiscal 1995 and increased as a percentage of total revenue from 31.6% in fiscal 1995 to 36.4% in fiscal 1996. Total international revenue increased 15.2% over the period and in fiscal 1996 represented 27.1% of the Company's total revenue as compared to 28.1% in fiscal 1995.

GROSS MARGIN Total gross margin as a percentage of total revenue increased to 50.5% in fiscal 1996 from 49.9% in fiscal 1995. Product gross margin increased to 59.9% in fiscal 1996 from 58.9% in fiscal 1995. The increase in fiscal 1996 was primarily due to favorable manufacturing variances from higher production volumes. Favorable sales channel and IDNX product mix in fiscal 1996 was partially offset by lower margins
                                       18

MANAGEMENT'S  DISCUSSION
              AND ANALYSIS

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

NON-OPERATING ITEMS Interest income in fiscal 1996 increased $3.4 million from fiscal 1995 due to higher cash balances and higher interest rates. Interest expense, primarily related to the 7-1/4% convertible subordinated debentures, decreased $.5 million to $4.7 million for fiscal 1996 compared to $5.2 million for fiscal 1995 as a result of the partial call of the Company's convertible debentures. The decrease consisted of $1.0 million in interest savings offset by $.5 million of one-time costs associated with the redemption. Other expense increased $.4 million in fiscal 1996 from $.1 million in fiscal 1995.

For the fiscal year ended March 31, 1996, the Company recorded income tax expense of $16.9 million at an effective rate of 35% as compared to a tax benefit of $3.8 million for fiscal 1995. As a result of the significant increase in profitability during fiscal 1995 and in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), the Company recorded a tax benefit in the fourth quarter of fiscal 1995 of $9.9 million. See Note 10 to the Consolidated Financial Statements.

BUSINESS ENVIRONMENT AND RISK FACTORS

All statements in this Annual Report that are not historical are forward-looking statements that involve risks and uncertainties including, but not limited to, the risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission. Actual results may differ materially from those projected.

In recent years, the Company has experienced decreases in first quarter revenues versus the preceding fourth quarter, and this trend is expected to continue in fiscal 1998. Historically, the majority of the Company's revenue in each quarter results from orders received and shipped in that quarter. Because of these ordering patterns and potential delivery schedule changes, the Company does not believe that backlog is indicative
                                       19
of future revenue levels. In addition, because a large portion of the Company's orders historically have been received and filled in the last month of the quarter, forecasting sales during a quarter is difficult, and there is a significant risk of excessive or inadequate inventory if orders do not match forecast. Furthermore, if large orders do not close when forecasted or if near-term demand weakens for the products the Company has available to ship, the Company's operating results for that or subsequent quarters would be adversely affected.

Expense levels are relatively fixed and are set based on expectations regarding future revenue and margin levels. These expectations derive from making judgments on issues such as planned revenue, future technology trends, competitive products and services, pricing and customer requirements, a process that involves evaluation of information that is often unclear and in conflict. All markets for the Company s products are very competitive and dynamic and many are susceptible to changing regulations and political conditions. The Company has limited visibility into factors that could influence its revenue, mix of product orders and other revenue sources and margins, particularly in international markets that are served primarily by non-exclusive resellers.

The Company's products incorporate intellectual property and technology owned by the Company or licensed from third parties. The Company s ability to maintain and enhance the value of its intellectual property and technology and third party licenses will affect future product and service offerings. Moreover, the Company believes that operating results will depend on successful development and introduction of new products and enhancements to existing products and service offerings. There can be no assurance that the Company will succeed in such efforts or that customers will accept new, enhanced and existing products and services in quantities and at prices and margins that are consistent with the Company's expectations. The Company's success also depends on its ability to attract and retain employees necessary to support planned development and growth.

The Company's products include components, assemblies and subassemblies that are currently available from single sources and, in some cases, are in short supply. Testing and manufacturing of products designed by N.E.T. are performed at the Company s Redwood City, California, facility. Pursuant to several types of agreements, the Company also resells products designed or manufactured by third parties, and the Company relies to a significant degree on such third parties for order fulfillment, quality control and support of their products. Such products are generally available to end users from sources other than the Company, and are generally sold or licensed by the Company at gross margins that are lower than products designed and manufactured by the Company. There can be no assurance that these third-party manufacturers will be able to meet the Company's future requirements for these products, that the quality control and support provided by these manufacturers will be adequate, or that the Company's gross margins on these products will not be lowered further. Product availability limitations, price increases or business interruptions could adversely impact revenue, margins and earnings.

The Company has distribution, product and technology relationships with a number of significant customers and entities that are considered by the Company to be strategic. Most of the Company's competitors have similar relationships with their respective customers and other parties. Changes in the Company's relationships or changes in similar relationships among competitors could have a material impact on competitive and other factors described above, including the Company's operating results. Also, litigation or other claims based on securities, intellectual property, patent, product, regulatory or other issues or factors could materially adversely affect the Company s business, operating results and finances.

                    MANAGEMENT'S  DISCUSSION AND ANALYSIS


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

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1997, the Company had cash, cash equivalents and temporary cash investments of $138.7 million, as compared to $112.2 million at the end of fiscal 1996. Cash provided from operations was $48.1 million in fiscal 1997, a $7.9 million increase over the prior year. This increase was principally due to a smaller increase in accounts receivable and a significant decrease in inventories, partially offset by a decrease in accrued liabilities and lower net income.

Net cash used for investing activities in fiscal 1997 consisted primarily of net purchases of temporary cash investments of $39.7 million as increased cash generated in the year was invested. Additionally, purchases of property and equipment totalled $13.9 million and additions to software production costs were $2.8 million.

Net cash used for financing activities in fiscal 1997 was composed of $6.4 million used to repurchase a portion of the Company's convertible subordinated debentures and $2.7 million used to repurchase the Company's Common Stock, partially offset by the issuance of $4.6 million of Common Stock related to the employee stock benefit plans.

During the second quarter of fiscal 1997, the Board of Directors authorized the Company to repurchase up to 10% of the outstanding shares of its Common Stock and to repurchase its outstanding 7-1/4% convertible subordinated debentures. These purchases can be made on the open market from time to time at the discretion of the Company's management and at price levels the Company deems appropriate. The Company can discontinue its purchases at any time it determines additional purchases are not warranted. As of March 31, 1997, the Company had repurchased 204,600 shares of its Common Stock at a weighted average price of $13.27 and repurchased debentures with a face value of $7,705,000 at a weighted average cost of 83.3% of the face value.

As of March 31, 1997, the Company had available an unsecured $10.0 million line of credit. Borrowings under this committed borrowing facility are available through May 1998 and bear interest at the bank's base rate (which approximates prime). At March 31, 1997, there were no outstanding borrowings under this facility.

In April 1997, the Company announced a 12-year operating lease agreement pursuant to which a new corporate headquarters facility will be built in Fremont, California. In conjunction with the project management and design construction of the new facility, the Company expects to incur expenditures in fiscal 1998, which it plans to capitalize. The Company plans to move to its new headquarters when the buildings are completed, which is expected to be in mid-calendar 1998. The Company's current headquarters' lease expires in October 1998.

The Company believes that current cash and cash equivalents, temporary cash investments and cash flows from operations will be sufficient to fund operations, purchases of capital equipment and research and development programs currently planned at least through fiscal 1998.

                          CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)
MARCH 31,                                            1997      1996
-----------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                       $39,141   $52,319
  Temporary cash investments                       99,581    59,892
  Accounts receivable, net of allowances of
    $3,910 in 1997 and $4,533 in 1996              82,986    76,966
  Inventories                                      22,662    31,705
  Deferred income taxes                             7,418    11,830
  Prepaid expenses and other assets                 6,679     5,714
                                             --------------------------
    Total current assets                          258,467   238,426
                                             --------------------------
Property and equipment:
  Machinery and equipment                          96,011    92,653
  Furniture and fixtures                            6,508     5,874
  Leasehold improvements                           11,885    10,290
  Construction in progress                            318       438
                                             --------------------------
                                                  114,722   109,255
  Less accumulated depreciation and amortization  (84,713)  (78,215)
                                             --------------------------
    Property and equipment, net                    30,009    31,040
Software production costs, net                      4,616     4,146
Other assets                                        8,561     8,345
                                             --------------------------
                                                 $301,653  $281,957
                                             --------------------------
                                             --------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                $23,758   $21,559
  Accrued liabilities                              39,174    42,442
                                             --------------------------
    Total current liabilities                      62,932    64,001
                                             --------------------------
7-1/4% convertible subordinated debentures         25,821    33,526
Stockholders' equity:
  Preferred Stock, $.01 par value
    Authorized: 5,000,000 shares
    Outstanding: none                                  --        --
  Common Stock, $.01 par value
    Authorized: 50,000,000 shares
    Outstanding: 21,049,000 shares in 1997
      and 20,839,000 shares in 1996                   210       208
  Additional paid-in capital                      172,038   166,013
  Treasury stock                                   (2,545)     (599)
  Net unrealized loss on
    available-for-sale securities                     (56)      (12)
  Accumulated translation adjustment                 (490)     (931)
  Retained earnings                                43,743    19,751
                                             --------------------------
     Total stockholders' equity                   212,900   184,430
                                             --------------------------
                                                 $301,653  $281,957
                                             --------------------------
                                             --------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED MARCH 31,                      1997      1996     1995
---------------------------------------------------------------------
Revenue:
  Product revenue                      $214,862  $226,070  $192,901
  Service and other revenue             109,576   112,829    91,135
                                   ----------------------------------
    Total revenue                       324,438   338,899   284,036
                                   ----------------------------------
Cost of sales:
  Cost of product revenue                89,746    90,588    79,227
  Cost of service and other revenue      72,397    77,150    63,193
                                   ----------------------------------
    Total cost of sales                 162,143   167,738   142,420
                                   ----------------------------------
Gross margin                            162,295   171,161   141,616
Operating expenses:
  Sales and marketing                    77,382    75,432    70,348
  Research and development               41,054    36,437    33,923
  General and administrative             11,494    11,884    11,375
                                   ----------------------------------
    Total operating expenses            129,930   123,753   115,646
                                   ----------------------------------
      Income from operations             32,365    47,408    25,970
Interest income                           6,284     6,044     2,626
Interest expense                         (2,310)   (4,713)   (5,213)
Other                                      (522)     (508)      (73)
                                   ----------------------------------
      Income before income taxes         35,817    48,231    23,310
Income tax provision (benefit)           12,515    16,881    (3,760)
                                   ----------------------------------
      Income before extraordinary gain   23,302    31,350    27,070
Extraordinary gain on repurchase
     of debentures                          690        --        --
                                   ----------------------------------
Net income                             $ 23,992  $ 31,350  $ 27,070
                                   ----------------------------------
                                   ----------------------------------
Primary earnings per share:
  Income before extraordinary gain     $   1.08  $   1.50  $   1.44
                                   ----------------------------------
                                   ----------------------------------
  Net income                           $   1.12  $   1.50  $   1.44
                                   ----------------------------------
                                   ----------------------------------
Fully diluted earnings per share:
  Income before extraordinary gain     $   1.08  $   1.50  $   1.37
                                   ----------------------------------
                                   ----------------------------------
  Net income                           $   1.11  $   1.50  $   1.37
                                   ----------------------------------
                                   ----------------------------------
Shares used in per share computation:
  Primary                                21,505    20,833    18,768
                                   ----------------------------------
                                   ----------------------------------
  Fully diluted                          21,637    20,908    19,794
                                   ----------------------------------
                                   ----------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)
YEARS ENDED MARCH 31,                                1997      1996     1995
-----------------------------------------------------------------------------
Cash and cash equivalents at beginning of year   $ 52,319  $ 33,886  $ 23,854
                                                 --------  --------  --------
Net cash flows from operating activities:
  Net income                                       23,992    31,350    27,070
  Adjustments required to reconcile net income
    to cash provided by operations:
      Extraordinary credit-gain on repurchase
        of debentures                                (690)       --        --
      Depreciation and amortization                17,429    15,481    17,591
      Restricted stock compensation                   379       368        10
      Deferred income taxes                         4,412    (1,930)   (9,900)
      Changes in assets and liabilities:
        Accounts receivable                        (5,816)  (20,839)    2,077
        Inventories                                 9,156       506     2,280
        Prepaid expenses and other assets            (927)   (1,185)     (621)
        Accounts payable                            2,158     3,356    (2,092)
        Accrued liabilities                        (2,005)   13,099     6,941
                                                 --------  --------  --------
    Net cash provided by operations                48,088    40,206    43,356
                                                 --------  --------  --------
Cash flows from investing activities:
  Purchases of temporary cash investments        (159,095)  (85,960)  (60,816)
  Proceeds from maturities of temporary
    cash investments                              119,362    78,800    25,786
  Purchases of property and equipment             (13,910)  (17,165)   (8,258)
  Additions to software production costs           (2,792)   (1,875)   (1,968)
  Other                                              (316)      955       903
                                                 --------  --------  --------
    Net cash used for investing activities        (56,751)  (25,245)  (44,353)
                                                 --------  --------  --------
Cash flows from financing activities:
  Sale of Common Stock                              4,617    12,684    12,583
  Repurchase of convertible subordinated
    debentures                                     (6,419)  (10,117)       --
  Purchase of Common Stock                         (2,722)       --        --
  Repayments of borrowings                             --        --       (26)
                                                 --------  --------  --------
    Net cash provided by (used for)
      financing activities                         (4,524)    2,567    12,557
                                                 --------  --------  --------
Effect of exchange rate changes on cash                 9       905    (1,528)
                                                 --------  --------  --------
    Net increase (decrease) in cash and
      cash equivalents                            (13,178)   18,433    10,032
                                                 --------  --------  --------
Cash and cash equivalents at end of year         $ 39,141  $ 52,319  $ 33,886
                                                 --------  --------  --------
                                                 --------  --------  --------

Other cash flow information:
  Cash paid during the year for:
    Interest                                     $  2,477  $  4,136  $  5,213
    Income taxes                                 $  4,050  $  5,496  $  2,061
  Non-cash investing and financing activities:
    Conversion of convertible subordinated
      debentures into Common Stock (including
      accrued interest and debenture
      offering costs)                            $      -  $ 25,532  $      -
    Income tax benefit arising from employee
      stock option plans                         $  1,807  $ 12,972  $  2,718


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                       25

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                      NET UNREALIZED
                                            COMMON                                    GAIN (LOSS) ON
                                             STOCK              ADDITIONAL                 AVAILABLE-   ACCUMULATED    RETAINED
                                             TO BE     COMMON      PAID-IN   TREASURY       FOR-SALE    TRANSLATION    EARNINGS
(DOLLARS IN THOUSANDS)                      ISSUED      STOCK      CAPITAL      STOCK     SECURITIES     ADJUSTMENT    (DEFICIT)
--------------------------------------------------------------------------------------------------------------------------------
BALANCES, MARCH 31, 1994                      $268       $171     $ 98,914    $  (599)         $   -        $(1,157)   $(38,669)
                                            ------------------------------------------------------------------------------------
Sale of 1,586,000 shares
  of Common Stock under
  employee stock benefit plans                   -         16       12,577          -              -              -           -
Stock issued in connection
  with merger                                 (236)         -          236          -              -              -           -
Income tax benefit arising from
  employee stock option plans                    -          -        2,718          -              -              -           -
Net unrealized gain on securities
  upon adoption of SFAS 115                      -          -            -          -             64              -           -
Net unrealized loss on securities                -          -            -          -            (74)             -           -
Accumulated translation
  adjustment                                     -          -            -          -              -            363           -
Net income                                       -          -            -          -              -              -      27,070
                                            ------------------------------------------------------------------------------------
BALANCES, MARCH 31, 1995                        32        187      114,445       (599)           (10)          (794)    (11,599)
                                            ------------------------------------------------------------------------------------
Sale of 1,314,000 shares
  of Common Stock under
  employee stock benefit plans                   -         13       13,040          -              -              -           -
Conversion of convertible
  subordinated debentures
  into 802,078 shares of
  Common Stock, including
  accrued interest and
  offering costs                                 -          8       25,524          -              -              -           -
Stock issued in connection
  with merger                                  (32)         -           32          -              -              -           -
Income tax benefit arising from
  employee stock option plans                    -          -       12,972          -              -              -           -
Net unrealized loss on securities                -          -            -          -             (2)             -           -
Accumulated translation
  adjustment                                     -          -            -          -              -           (137)          -
Net income                                       -          -            -          -              -              -      31,350
                                            ------------------------------------------------------------------------------------
BALANCES, MARCH 31, 1996                         -        208      166,013       (599)           (12)          (931)     19,751
                                            ------------------------------------------------------------------------------------
Sale of 303,000 shares
  of Common Stock under
  employee stock benefit plans                   -          3        3,591          -              -              -           -
Purchase of 205,000 shares
  of Common Stock                               (2)         -       (2,720)         -              -              -           -
Reissuance of 113,000 shares of
  treasury stock under stock plans               -          1          627        774              -              -           -
Income tax benefit arising from
  employee stock option plans                    -          -        1,807          -              -              -           -
Net unrealized loss on securities                -          -            -          -            (44)             -           -
Accumulated translation
  adjustment                                     -          -            -          -              -            441           -
Net income                                       -          -            -          -              -              -      23,992
                                            ------------------------------------------------------------------------------------
BALANCES, MARCH 31, 1997                      $  -       $210     $172,038    $(2,545)          $(56)       $  (490)    $43,743
                                            ------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                       26

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----
  1
        NATURE OF BUSINESS Network Equipment Technologies, Inc. ("N.E.T." or "the Company"), headquartered in Redwood City, California, is a leading designer, developer, manufacturer and supplier of multiservice backbone networks and associated services used by enterprises and carriers worldwide.

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

        TEMPORARY CASH INVESTMENTS Temporary cash investments are primarily composed of highly liquid investments with original maturities of greater than three months at the time of acquisition.

        INVENTORIES Inventories are stated at lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Inventories at March 31 consisted of the following:

        (DOLLARS IN THOUSANDS)                           1997              1996
-------------------------------------------------------------------------------
        Purchased components                          $ 6,710           $14,381
        Work-in-process                                13,675            15,533
        Finished goods                                  2,277             1,791
                                                      -------------------------
                                                      $22,662           $31,705
                                                      -------------------------
                                                      -------------------------

        PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to five years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

        SOFTWARE PRODUCTION COSTS Capitalization of software production costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software production costs in light of many factors, including anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Capitalization of software production costs amounted to $2.8 million, $1.9 million and $2.0 million in fiscal 1997, 1996 and 1995, respectively. Software production costs are amortized over the lives of the products, generally three years. Amortization amounted to $2.3 million, $2.4 million and $2.8 million in fiscal 1997, 1996 and 1995, respectively. Accumulated amortization was $6.0 million and $3.8 million at March 31, 1997 and 1996, respectively.

        FOREIGN CURRENCY TRANSLATION The functional currency for the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the Consolidated Balance Sheets. Foreign currency transaction gains or losses are included in the Consolidated Statements of Income. The Company enters into foreign exchange contracts to hedge certain intercompany balances and balance sheet exposures against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income and expense, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated intercompany

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        balances and balance sheet exposure items. At March 31, 1997, the Company had outstanding foreign exchange contracts of $2.9 million (see Note 12). The contracts require the Company to exchange foreign currencies for U.S. dollars and generally mature in one month.

        STOCK-BASED COMPENSATION The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, does not generally recognize compensation cost in connection with its stock option and purchase plans. A summary of the pro forma effects to reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) has been disclosed in Note 9 to the Consolidated Financial Statements.

        EARNINGS PER SHARE Net income per share has been computed based upon the weighted average number of common and common equivalent shares outstanding. For primary earnings per share, common equivalent shares consist of the incremental shares issuable upon the assumed exercise of dilutive stock options. For fully diluted earnings per share, common equivalent shares also include, if dilutive, the effect of incremental shares issuable upon the conversion of the 7-1/4% convertible subordinated debentures, and net income is adjusted for the interest expense (net of income taxes) related to the debentures.

        SIGNIFICANT RISKS AND UNCERTAINTIES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, the valuation of inventory, the valuation allowance on deferred tax assets and certain reserves and accruals. Actual results could differ materially from those estimates.

        The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company typically does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been material or outside of management's expectations.

        The Company participates in a very dynamic high technology telecommunications industry and believes that changes in any of the following areas could have a material adverse affect on the Company's future financial position or results of operations: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; successful introduction of new products and services; changes in the overall demand for products and services offered by the Company; changes in certain strategic partnerships or customer relationships; litigation or claims against the Company based on securities, intellectual property, patent, product, regulatory or other issues or factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; and the Company's ability to attract and retain employees necessary to support its growth.

        RECENTLY ISSUED ACCOUNTING STANDARD In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This standard replaces current earnings per share (EPS) reporting requirements and requires a dual presentation of basic and diluted EPS. As basic EPS excludes dilution by dividing net income by only the weighted average of common shares outstanding for the period, it will result in a higher value than the historically reported primary EPS. Diluted EPS under SFAS 128 is not expected to be significantly different than fully diluted EPS reported historically. This standard will be effective for the Company beginning in the third quarter of fiscal 1998 and will require restatement of prior periods.

        RECLASSIFICATION Certain fiscal 1996 and 1995 amounts have been reclassified to conform with fiscal 1997 presentation.

note    TEMPORARY CASH INVESTMENTS
----
  2

        The Company classifies its temporary cash investments as available-for-sale securities. The carrying value of such securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of stockholders' equity. Temporary cash investments at March 31 consisted of the following:

                                                              1997
                                         --------------------------------------------
                                                         GROSS       GROSS  ESTIMATED
                                         AMORTIZED  UNREALIZED  UNREALIZED     MARKET
(DOLLARS IN THOUSANDS)                        COST       GAINS      LOSSES      VALUE
-------------------------------------------------------------------------------------
U.S. government and municipalities         $50,671         $80       $ (86)   $50,665
Corporate notes and bonds                   21,876           -         (35)    21,841
Other debt securities                       13,996           5         (35)    13,966
Foreign debt issues                          5,832           -         (14)     5,818
Commercial paper and banker's acceptances    5,291           -           -      5,291
Certificates of deposit                      2,000           -           -      2,000
                                         --------------------------------------------
                                           $99,666         $85       $(170)   $99,581
                                         --------------------------------------------
                                         --------------------------------------------

                                                              1996
                                         --------------------------------------------
                                                         GROSS       GROSS  ESTIMATED
                                         AMORTIZED  UNREALIZED  UNREALIZED     MARKET
(DOLLARS IN THOUSANDS)                        COST       GAINS      LOSSES      VALUE
-------------------------------------------------------------------------------------
U.S. government and municipalities         $ 3,000         $ 3       $   -    $ 3,003
Corporate notes and bonds                   36,495          17         (35)    36,477
Foreign debt issues                         11,430           6          (8)    11,428
Commercial paper and banker's acceptances    2,986           -          (1)     2,985
Certificates of deposit                      6,000           -          (1)     5,999
                                         --------------------------------------------
                                           $59,911         $26       $ (45)   $59,892
                                         --------------------------------------------
                                         --------------------------------------------

        At March 31, 1997, the estimated market value of available-for-sale securities with maturities between one and two years was $44.5 million, with the remainder maturing within one year. Any gains or losses on sales of securities are computed on a specific identification basis. There were no material realized gains or losses from the sale of securities in fiscal years 1997, 1996 and 1995.

note    SIGNIFICANT CUSTOMERS
----
  3

        Sales to the U.S. government and its agencies amounted to 29%, 34% and 28% of revenue for fiscal years 1997, 1996 and 1995, respectively. These amounts include sales, which amounted to 27%, 30% and 19% of revenue for fiscal years 1997, 1996 and 1995, respectively, under contracts with the Department of Defense under which various government agencies can order products, installation and service from the Company. The Company had no other customers that accounted for more than 10% of revenue during these same periods.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note     SEGMENT INFORMATION
----
  4

(DOLLARS IN THOUSANDS)       UNITED STATES    EUROPE   ELIMINATIONS   CONSOLIDATED
----------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 1997
Sales to unaffiliated customers   $265,109   $59,329       $      -       $324,438
Sales to foreign affiliates         28,294     4,764        (33,058)             -
                                  ------------------------------------------------
Total revenue                     $293,403   $64,093       $(33,058)      $324,438
                                  ------------------------------------------------
                                  ------------------------------------------------
Operating income                  $ 27,616   $ 4,921       $   (172)      $ 32,365
                                  ------------------------------------------------
                                  ------------------------------------------------
Identifiable assets at year end   $299,686   $26,180       $(24,213)      $301,653
                                  ------------------------------------------------
                                  ------------------------------------------------


YEAR ENDED MARCH 31, 1996
Sales to unaffiliated customers   $286,842   $52,057       $      -       $338,899
Sales to foreign affiliates         21,409     4,316        (25,725)             -
                                  ------------------------------------------------
Total revenue                     $308,251   $56,373       $(25,725)      $338,899
                                  ------------------------------------------------
                                  ------------------------------------------------
Operating income                  $ 43,607   $ 2,560       $  1,241       $ 47,408
                                  ------------------------------------------------
                                  ------------------------------------------------
Identifiable assets at year end   $283,453   $27,801       $(29,297)      $281,957
                                  ------------------------------------------------
                                  ------------------------------------------------


YEAR ENDED MARCH 31, 1995
Sales to unaffiliated customers   $236,535   $47,501       $      -       $284,036
Sales to foreign affiliates         24,409     3,624        (28,033)             -
                                  ------------------------------------------------
Total revenue                     $260,944   $51,125       $(28,033)      $284,036
                                  ------------------------------------------------
                                  ------------------------------------------------
Operating income                  $ 23,601   $ 2,938       $   (569)      $ 25,970
                                  ------------------------------------------------
                                  ------------------------------------------------
Identifiable assets at year end   $235,910   $32,146       $(36,010)      $232,046
                                  ------------------------------------------------
                                  ------------------------------------------------

        Sales to foreign affiliates represent products that are transferred on a basis intended to approximate arms-length prices as negotiated by unrelated entities. Domestic sales to unaffiliated customers, primarily to customers in the Asia-Pacific/Latin American region, include $54.3 million, $39.9 million and $32.3 million of export sales in fiscal years 1997, 1996 and 1995, respectively.

note     ACCRUED LIABILITIES
----
  5

Accrued liabilities at March 31 were as follows:

(DOLLARS IN THOUSANDS)                                    1997             1996
-------------------------------------------------------------------------------
Accrued compensation                                   $16,211           $18,585
Unearned income                                          6,464             6,082
Other                                                   16,499            17,775
                                                       -------------------------
                                                       $39,174           $42,442
                                                       -------------------------
                                                       -------------------------

note     FINANCING ARRANGEMENTS
----
  6

        The Company maintains an unsecured $10.0 million line of credit. Borrowings under this committed facility are available through May 1998 and bear interest at the bank's base rate (which approximates prime). The terms of the agreement require that the Company maintain certain financial covenants including a minimum of $25.0 million in cash and short-term highly liquid investments, net of any bank borrowings, no quarterly operating or net losses greater than 10% of tangible net worth and no operating or net losses in any two consecutive quarters of the fiscal year. The Company was in compliance with these covenants at March 31, 1997. There were no outstanding borrowings under the line of credit agreement at March 31, 1997.

note    LEASE COMMITMENTS
----
  7

        The Company leases its facilities under operating leases. The minimum future lease commitments under these leases as of March 31, 1997 were as follows:

(DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------
1998                                                                   $ 7,287
1999                                                                     8,917
2000                                                                     7,021
2001                                                                     7,099
2002                                                                     6,207
After 2002                                                              43,614
                                                                       -------
                                                                       $80,145
                                                                       -------
                                                                       -------

        Rental expense under operating leases was $7.7 million, $7.2 million and $6.4 million for fiscal years 1997, 1996 and 1995, respectively. In April 1997, the Company entered into a 12-year operating lease agreement for a new headquarters facility. The existing headquarters' lease expires in the fall of 1998, and the Company plans to move to the new facility in Fremont, California, when the buildings are completed in mid-calendar 1998. Lease commitments under both agreements have been included in the above amounts.

note    CONVERTIBLE SUBORDINATED DEBENTURES
----
  8

        In May 1989, the Company issued $75.0 million of 7-1/4% convertible subordinated debentures due May 15, 2014, in an underwritten public offering, with net proceeds of $72.8 million. Each debenture is convertible at the option of the holder into Common Stock at $31.50 per share and is redeemable at the option of the Company at prices that decline from 101.45% of face value on May 15, 1997, to 100% of face value on May 15, 1999.

        In September 1990, the Company repurchased debentures in the face amount of $6.4 million. In the third quarter of fiscal 1996, the Company completed a partial call of its outstanding debentures, reducing debenture principal by an additional $35.1 million, of which $9.8 million was redeemed and an additional $25.3 million was converted into shares of Common Stock at a conversion price of $31.50 per share.

        In fiscal 1997, the Company repurchased debentures in the face amount of $7.7 million at a cost of $6.4 million, plus accrued interest. Accordingly, the Company recorded a $.7 million gain, net of taxes ($.03 per share on a fully diluted basis), as an extraordinary credit in the Consolidated Statement of Income.

note    CAPITAL STOCK
----
  9

        STOCKHOLDERS' RIGHTS PLAN The Company's Board of Directors has approved a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, as amended in June 1990, a preferred share purchase right ("Right") is attached to each share of Common Stock. The Rights are exercisable only after a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        or commences a tender or exchange offer that would result in 20% or more of Common Stock ownership. Each Right initially entitles stockholders to buy one one-hundredth of a share of a new series of participating Preferred Stock at an exercise price of $120. If the Company is acquired in a merger or other transaction with a person or group, or sells 50% or more of its assets or earning power to such a person or group, each Right not owned by such acquiring person will entitle its holder to obtain on exercise of the Right a number of the acquiring company's common shares having a market value at the time of twice the Right's then-current exercise price. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder to obtain on exercise of the Right a number of shares of Common Stock (or equivalent) having a market value of twice the Right's then-current exercise price. After a person or group has acquired 15% of the outstanding shares of Common Stock but before their acquisition of 50% or more of the Common Stock, the Board of Directors may exchange one share of Common Stock or equivalent fractions of Preferred Stock for each Right. The Company can redeem the Rights at $.01 per Right at any time until the tenth day following the acquisition by a person or group of 15% of the Company's Common Stock. The Rights are also redeemable thereafter in certain circumstances. The Rights expire on August 24, 1999, unless earlier redeemed or exchanged.

        PREFERRED STOCK The Company has authorized 5,000,000 shares of $.01 par value Preferred Stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 31, 1997, no preferred shares were outstanding.

        RESERVED STOCK As of March 31, 1997, the Company had reserved shares of its Common Stock for the following purposes:

                                                                       RESERVED
-------------------------------------------------------------------------------
Stock option plans:
  Outstanding (at $5.25 to $36.63 per share)                          3,577,247
  Available for grant                                                   778,296
Convertible subordinated debentures                                     819,714
Employee Stock Purchase Plan                                            216,815

        EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of Common Stock at a price equal to at least 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or the end of each quarter. During fiscal 1997, 1996 and 1995, 224,000, 142,000 and 229,000 shares were issued under this Plan, at weighted average prices of $13.43, $21.67 and $9.41 per share, respectively.

        RESTRICTED STOCK AWARD PLAN Under the Restricted Stock Award Plan, the Company may issue up to 750,000 shares of Common Stock to key employees at $.01 per share. Shares awarded under the Plan carry certain restrictions on transferability, which lapse over the vesting period (generally two to four years). As of March 31, 1997, 239,500 shares at $.01 per share have been awarded and issued under the Plan. As of March 31, 1997, the Company had the right to repurchase 48,750 shares from certain employees at the original purchase price. Such right expires ratably over the respective vesting periods. Related compensation expense totalled $379 thousand, $368 thousand and $10 thousand for the years ended March 31, 1997, 1996 and 1995, respectively.

        STOCK OPTION PLANS Under the Company's stock option plans, options generally become exercisable ratably over a four-year period and expire after seven to ten years. Options may be granted to officers, key employees, directors and independent contractors to purchase Common Stock at a price not less than 100% of fair market value at the date of grant.

        Activity in the Company's option plans, excluding restricted stock, is summarized below:

                                                        WEIGHTED
                                                         AVERAGE        NUMBER
                                        SHARES    EXERCISE PRICE   EXERCISABLE
------------------------------------------------------------------------------
Options outstanding at March 31, 1994   4,174,735         $ 8.33     2,091,202
                                       ---------------------------------------
  Granted                                 654,862          11.91
  Exercised                            (1,352,107)          7.75
  Cancelled                              (465,028)          8.91
                                       ---------------------------------------
Options outstanding at March 31, 1995   3,012,462           9.25     1,628,899
                                       ---------------------------------------
  Granted                                 996,066          26.19
  Exercised                            (1,114,819)          8.63
  Cancelled                              (259,021)         14.57
                                       ---------------------------------------
Options outstanding at March 31, 1996   2,634,688          15.39     1,080,002
                                       ---------------------------------------
  Granted                               3,514,470          18.15
  Exercised                              (183,189)          8.88
  Cancelled                            (2,388,722)         25.30
                                       ---------------------------------------
Options outstanding at March 31, 1997   3,577,247         $12.00     1,149,338
                                       ---------------------------------------
                                       ---------------------------------------

        The following table summarizes information concerning options outstanding and exercisable as of March 31, 1997:

                                         OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                             -------------------------------------------------------------------------------
                                                    WEIGHTED
                                                     AVERAGE         WEIGHTED                       WEIGHTED
                                NUMBER             REMAINING          AVERAGE        NUMBER          AVERAGE
RANGE OF EXERCISE PRICES   OUTSTANDING      CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
------------------------------------------------------------------------------------------------------------
$ 5.25 - $ 7.88                719,156                  6.06           $ 7.36       595,111           $ 7.28
$ 8.13 - $12.25                550,273                  5.90           $ 9.87       454,401           $ 9.62
$12.38 - $12.38              1,627,095                  9.17           $12.38           350           $12.38
$12.75 - $36.63                680,723                  9.13           $17.60        99,476           $21.90
                             -------------------------------------------------------------------------------
$ 5.25 - $36.63              3,577,247                  8.03           $12.00     1,149,338           $ 9.46
                             -------------------------------------------------------------------------------
                             -------------------------------------------------------------------------------



        During the second quarter of fiscal 1997, the Company approved the cancellation and regrant of outstanding options under the Company's stock option plans. Under the program, holders of outstanding options with exercise prices in excess of $12.38 per share were given the choice of retaining these options or of obtaining in substitution new options for the same number of shares. The new options are exercisable at a price of $12.38 per share, the fair market value of the Common Stock on the regrant date. The new options have a vesting schedule identical to the cancelled options, but beginning anew on the date of regrant.

        STOCK-BASED COMPENSATION As discussed in Note 1, the Company continues to account for its stock-based compensation using the intrinsic value method in accordance with APB 25 and, accordingly, does not recognize compensation expense for employee stock plans as they are granted at fair market value. However, generally accepted accounting principles require disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as prescribed by SFAS 123. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock-based awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. As the Company's employee stock-based compensation plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable single measure of the fair value of awards from those plans.

        If the computed fair values of the fiscal 1997 and 1996 awards had been amortized to expense, pro forma net income and earnings per share would have been $16.9 million ($.78 per share fully diluted) in fiscal 1997 and $26.7 million ($1.28 per share) in fiscal 1996. The impact of outstanding non-vested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculations; as such, the fiscal 1997

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        and 1996 pro forma adjustments are not representative of such future adjustments, which will include expense for more than two years of awards.

        The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997 and 1996, respectively: risk-free rates of 6.3% and 6.1%; a stock price volatility factor of 52%; an expected option life of six months following vesting; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and recognition of forfeitures as they occur. The weighted average fair value of options granted during fiscal 1997 and 1996 was approximately $6.49 and $11.11, respectively. The fair value of the employee purchase rights under the Employee Stock Purchase Plan was estimated using the same model, but with the following weighted average assumptions for both fiscal 1997 and 1996: risk-free rate of 5.5%; stock price volatility factor of 48%; and expected option life of six months. The weighted average fair value of purchase rights granted in fiscal 1997 and 1996 was approximately $6.16 and $8.73, respectively.

note    INCOME TAXES
----
  10

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which prescribes an asset and liability method of income tax accounting.

        Income before income taxes and the provision (benefit) for income taxes consist of the following:

(DOLLARS IN THOUSANDS)                             1997     1996     1995
-------------------------------------------------------------------------
Income before income taxes:
  Domestic                                      $31,360  $46,674  $20,563
  Foreign                                         4,457    1,557    2,747
                                                -------------------------
                                                $35,817  $48,231  $23,310
                                                -------------------------
                                                -------------------------
Provision (benefit) for income taxes:
  Current:
    Federal                                     $ 5,218  $16,595  $ 6,140
    State                                         1,238    2,216        -
    Foreign                                       1,647        -        -
                                                -------------------------
                                                  8,103   18,811    6,140
                                                -------------------------
  Deferred:
    Federal                                       4,070   (1,643)  (8,227)
    State                                           342     (287)  (1,673)
    Foreign                                           -        -        -
                                                -------------------------
                                                  4,412   (1,930)  (9,900)
                                                -------------------------
                                                $12,515  $16,881 $ (3,760)
                                                -------------------------
                                                -------------------------

        The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% to income before income taxes as follows:

(DOLLARS IN THOUSANDS)                             1997     1996      1995
--------------------------------------------------------------------------
Statutory federal tax provision                 $12,536  $16,881   $ 8,159
State taxes net of federal income tax benefit     1,397    1,929     1,399
Change in valuation allowance                      (115)  (3,504)  (14,341)
Foreign sales corporation benefit                (1,440)       -         -
Other                                               137    1,575     1,023
                                                --------------------------
Provision (benefit) for income taxes            $12,515   $16,881 $ (3,760)
                                                --------------------------
                                                --------------------------

        Deferred tax assets (liabilities) are composed of the following at March 31:

(DOLLARS IN THOUSANDS)                                      1997           1996
-------------------------------------------------------------------------------
Reserves not currently deductible for tax purposes       $ 7,770        $ 7,866
Depreciation                                                (280)           942
Loss carryforwards                                         1,044          1,159
Credit carryforwards                                       3,500          6,431
                                                         -----------------------
Gross deferred tax assets                                 12,034         16,398
Gross deferred tax liabilities --
  Capitalized software production costs                   (3,572)        (3,409)
Valuation allowance                                       (1,044)        (1,159)
                                                         -----------------------
Net deferred tax assets                                  $ 7,418        $11,830
                                                         -----------------------
                                                         -----------------------

        The valuation allowance decreased $.1 million in fiscal 1997 due to the realization of the benefit of certain tax loss carryforwards. A valuation allowance of $1.0 million remains at March 31, 1997, and is attributable to foreign loss carryforwards.

        As of March 31, 1997, the Company has available alternative minimum tax credit carryforwards of $2.0 million available indefinitely and state tax credit carryforwards of $1.5 million. Foreign tax loss carryforwards of $2.8 million are available for use in reducing future taxable income in certain foreign jurisdictions.

note    EMPLOYEE BENEFIT PLAN
----
  11

        The Company has established a 401(k) tax-deferred savings plan, whereby eligible employees can contribute a percentage of their eligible compensation (presently from 1% to 17% to a maximum of $9,500 per year). Company contributions are discretionary and were $860 thousand, $1.0 million and $846 thousand for fiscal 1997, 1996 and 1995, respectively.

note    FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE
----
  12

        The estimated fair values of the Company's financial instruments at March 31 were as follows:

                                              1997                     1996
                                      -----------------------------------------------
                                      CARRYING     ESTIMATED   CARRYING     ESTIMATED
(DOLLARS IN THOUSANDS)                  AMOUNT    FAIR VALUE     AMOUNT    FAIR VALUE
-------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents            $39,141       $39,141    $52,319       $52,319
  Temporary cash investments           $99,581       $99,581    $59,892       $59,892

Liabilities:
  Foreign exchange contracts           $ 2,882       $ 2,898    $ 4,969       $ 4,924
  Convertible subordinated debentures  $25,821       $22,464    $33,526       $36,669



        The following methods and assumptions were used in estimating the fair values of financial instruments:

        Cash and cash equivalents-the carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

        Temporary cash investments, foreign exchange contracts and convertible subordinated debentures-fair values are based on quoted market prices.

                        INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NETWORK EQUIPMENT TECHNOLOGIES,
INC.

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, stockholders equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP
-------------------------
    DELOITTE & TOUCHE LLP


San Jose, California
April 16, 1997

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

FISCAL 1997                                                HIGH            LOW
-------------------------------------------------------------------------------
First quarter                                            $31.63          $19.38
Second quarter                                            21.75           11.13
Third quarter                                             16.38           13.00
Fourth quarter                                            20.88           13.13

FISCAL 1996                                                HIGH            LOW
-------------------------------------------------------------------------------
First quarter                                            $25.25          $19.75
Second quarter                                            39.75           22.38
Third quarter                                             42.00           27.75
Fourth quarter                                            36.00           21.00

In addition, the Company's 7-1/4% convertible subordinated debentures trade in the over-the-counter market.

                      CORPORATE  DIRECTORY & INFORMATION

CORPORATE DIRECTORY                             CORPORATE INFORMATION

CORPORATE OFFICERS                              ANNUAL MEETING
                                                The annual meeting of shareholders will be held
Joseph J. Francesconi                           at 10:00 a.m. on August 12, 1997, at the
PRESIDENT AND CHIEF EXECUTIVE OFFICER           Company's headquarters in Redwood City,
                                                California.
Roger A. Barney
VICE PRESIDENT,                                 INVESTOR RELATIONS
HUMAN RESOURCES AND CORPORATE SERVICES          N.E.T. welcomes inquiries from its shareholders
                                                and other interested investors. To receive the
James B. De Golia                               Company's Annual Report, Form 10-K, quarterly
VICE PRESIDENT, GENERAL COUNSEL                 financial results, and other corporate
AND ASSISTANT SECRETARY                         information, please dial our hotline at
                                                1-888-828-8080, or write to Investor Relations
Samuel H. Ezekiel                               at N.E.T., 800 Saginaw Drive, Redwood City, CA
SENIOR VICE PRESIDENT, MARKETING                94063, or visit our World Wide Web site.

Craig M. Gentner                                N.E.T. ON THE INTERNET
SENIOR VICE PRESIDENT, CHIEF FINANCIAL          N.E.T.'s home page on the World Wide Web
OFFICER AND CORPORATE SECRETARY                 contains background on the Company and its
                                                products, financials, and other useful
David P. Owen                                   information. Our Web site is located at
VICE PRESIDENT,                                 http://www.net.com
STRATEGY AND TECHNOLOGY
                                                TRANSFER AGENT
Raymond E. Peverell                             First National Bank of Boston
SENIOR VICE PRESIDENT, SALES AND SUPPORT        Boston, Massachusetts

G. Michael Schumacher                           INDEPENDENT AUDITORS
SENIOR VICE PRESIDENT,                          Deloitte & Touche LLP
PRODUCT OPERATIONS                              San Jose, California

Charles S. Shiverick
VICE PRESIDENT,
INFORMATION SERVICES AND REENGINEERING

DIRECTORS

Dixon R. Doll
MANAGING GENERAL PARTNER,
DOLL CAPITAL MANAGEMENT

James K. Dutton
DIRECTOR, CAERE CORPORATION AND ECCS,INC.
                                                IDNX and the N.E.T. logo are registered
Joseph J. Francesconi                           trademarks, and CellXpress, FrameXpress,
PRESIDENT AND CHIEF EXECUTIVE OFFICER, N.E.T.   N.E.T., PanaVue, PrimeVoice, Promina, and STM
                                                are trademarks of Network Equipment
Walter J. Gill                                  Technologies, Inc.
VICE PRESIDENT AND CHIEF TECHNOLOGY
OFFICER (RETIRED), N.E.T.                       -C-1997 Network Equipment Technologies, Inc.
                                                All rights reserved. Printed on recycled paper.
Hans A. Wolf                                    Printed in U.S.A.
CHAIRMAN OF THE BOARD, N.E.T.
VICE CHAIRMAN OF THE BOARD (RETIRED),           LIT122-1997-20K
SYNTEX CORPORATION