Form 10-K, Exhibit 13
period 1998-03-31
NETWORK EQUIPMENT TECHNOLOGIES INC
filed 1998-06-29
CIK 752431

To Our Shareholders



Letter

                    ============        ----------------
                       LETTER                TO OUR                          11.
                                        ----------------
                                           SHAREHOLDERS
                    ============        ----------------


In my letter to you last year I noted that our challenge was to deliver and support the new products that we announced in FY97 to make faster growth for N.E.T. a reality. In FY98 we accepted this challenge and began installing the products that are steering our company into new market areas.


Our Promina 800 Series has been shipping for three quarters, with revenue growing significantly each quarter. We are both deploying new networks and upgrading our customer base. The Promina 800 Series is Year 2000 compliant, provides access to carrier ATM services, and is our multiservice access platform to migrate enterprise networks to virtual private network services.


Our PrimeVoice compression products are achieving success with many international voice carriers. We are able to offer highly compressed toll-quality voice while transporting the fax and modem data common on international circuits. Our PrimeSwitch(TM) module complements our voice-compression capabilities and allows us to offer a unique portfolio of voice products that is the most comprehensive in the industry. Voice applications on the Promina 800 Series are expected to be increasingly important to our revenue stream in FY99 and beyond.

                    ============        ----------------
12.                    LETTER                TO OUR
                                        ----------------
                                           SHAREHOLDERS
                    ============        ----------------


We extended our packet products with a new switching engine and new versions of our frame relay and routing software. Our packet products allow us to address the migration of data traffic to frame relay and Internet Protocols as an integral part of the multiservice capabilities of our Promina 800 Series.


Our Promina 4000 multiservice ATM edge switch is in field trials and will soon be available for customer shipment. We are confident that this new platform raises the bar with its advanced traffic management capabilities. It allows carriers to differentiate their service offerings with quality of service guarantees while at the same time offering a cost-effective, high-utilization platform for a variety of services.


The past two years have encompassed a major business transition for our company. Our development organization has delivered a new product portfolio with very high initial quality. We are "revenue ready" on the Promina product line and are moving on with our development plans to add both features and capabilities as well as new platforms. Today, our products address the requirements of substantially larger and potentially more profitable markets than was possible before this transition began.


I am proud that we accomplished these changes while maintaining profitability and significantly improving every aspect of our balance sheet. However, the transition did affect our overall performance. In FY98 we suffered a decline in the revenue from our IDNX(R) product line that more than offset the growth of revenue from our new products. Conse-

                    ============        ----------------
                       LETTER                TO OUR                          13.
                                        ----------------
                                           SHAREHOLDERS
                    ============        ----------------


quently, top-line revenue declined from $324 million to $309 million year-over-year, resulting in earnings of $14 million or a fully diluted 65(cent) per share for FY98. One big plus was that we ended the year with a record bookings quarter, driven by demand for our new products, and our cash reserves increased to $161 million. We are financially strong and well-positioned to take advantage of the new market opportunities created by our Promina products.


Finally, we've moved our headquarters. We had been in our Redwood City, California location for ten years. After examining both our requirements and our options, we chose to relocate to a new, custom-built campus in Fremont, just across the San Francisco Bay from our previous location. This state-of-the-art facility offers an extremely attractive work environment, access to world-class talent, and room to grow with our business.


We've embarked on a new year with a revitalized product line and a broader set of market opportunities. In a way, our new home provides a metaphor for the change we've created, symbolizing both a summary of our accomplishments and the beginning of a new era for N.E.T.


Sincerely,


/s/ JOSEPH J. FRANCESCONI
--------------------------------------------------------------------------------
Joseph J. Francesconi
President and Chief Executive Officer

                    ============        ----------------
                     FINANCIAL               REVIEW
                    ============        ----------------


FINANCIAL REVIEW

QUARTERLY FINANCIAL DATA                                                   15.

FIVE YEAR FINANCIAL SUMMARY                                                15.

MANAGEMENT'S DISCUSSION AND ANALYSIS                                       16.

CONSOLIDATED BALANCE SHEETS                                                24.

CONSOLIDATED STATEMENTS OF INCOME                                          25.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      26.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                            27.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 28.

INDEPENDENT AUDITORS' REPORT                                               41.

COMMON STOCK DIVIDENDS AND PRICE RANGE                                     42.

CORPORATE DIRECTORY AND INFORMATION                                        43.

                    ============        ----------------
                      QUARTERLY             FINANCIAL                        15.
                                        ----------------
                                        DATA (UNAUDITED)
                    ============        ----------------


(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE AMOUNTS)          FIRST          SECOND           THIRD          FOURTH
----------------------------------------------------------------------------------------
Fiscal Quarter 1998
Revenue                          $79,973         $77,847         $71,956         $78,945
Gross margin                      42,475          42,018          37,364          41,079
Net income                         5,655           5,759           2,477             459
Diluted earnings per share           .26             .26             .11             .02

Fiscal Quarter 1997
Revenue                          $76,469         $78,398         $83,302         $86,269
Gross margin                      39,373          37,825          41,728          43,369
Net income                         4,478           5,589           6,620           7,305
Diluted earnings per share           .21             .26             .31             .34

Results for the fourth quarter of fiscal 1998 include a charge of $3.3 million, or $0.10 per share, related to the relocation of the Company's facilities. See the Facility Relocation Costs section in Note 1 in the Notes to Consolidated Financial Statements and in the Management's Discussion and Analysis.


                    ============        ----------------
                     FIVE YEAR              FINANCIAL
                                        ----------------
                                             SUMMARY
                    ============        ----------------

(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE AMOUNTS)
YEARS ENDED MARCH 31,           1998         1997         1996         1995         1994
-----------------------------------------------------------------------------------------
Revenue                     $308,721     $324,438     $338,899     $284,036     $237,672
Net income (loss)             14,350       23,992       31,350       27,070       (6,324)
Diluted earnings (loss)
per share                        .65         1.11         1.50         1.39         (.38)
7 1/4% convertible
subordinated debentures       25,821       25,821       33,526       68,625       68,625
Total assets                 334,557      301,653      281,957      232,046      187,015

                    ============        ----------------
16.                 MANAGEMENT'S           DISCUSSION
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


The following discussion should be read in conjunction with the Consolidated Financial Statements and the accompanying notes. The Company's future operating results may be affected by a number of factors, trends, and risks -- many beyond the Company's control. These factors are discussed further within Business Environment and Risk Factors below and include, among others: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; industry consolidation; changes in product mix; changes in domestic and international economic and/or political conditions or regulations; ability to develop and deliver new products; customer acceptance of existing and new products and services; and other factors identified herein.


RESULTS OF OPERATIONS

The following table depicts data derived from the Consolidated Statements of Income expressed as a percentage of revenue for each of the three years in the period ended March 31.

                                                   1998            1997            1996
-----------------------------------------------------------------------------------------
Product revenue                                     64.8%           66.2%           66.7%
Service and other revenue                           35.2            33.8            33.3
                                                   -----           -----           -----

  Total revenue                                    100.0           100.0           100.0
                                                   -----           -----           -----

Product gross margin                                60.8            58.2            59.9
Service and other revenue gross margin              38.0            33.9            31.6
                                                   -----           -----           -----

  Total gross margin                                52.8            50.0            50.5
                                                   -----           -----           -----

Sales and marketing                                 28.3            23.8            22.2
Research and development                            14.1            12.7            10.8
General and administrative                           3.8             3.5             3.5
Facility relocation costs                            1.1             0.0             0.0
                                                   -----           -----           -----

  Total operating expenses                          47.3            40.0            36.5
                                                   -----           -----           -----

   Income from operations                            5.5            10.0            14.0

Interest income                                      2.2             1.9             1.8

Interest expense                                    (0.6)           (0.7)           (1.4)
Other                                               (0.3)           (0.2)           (0.2)
                                                   -----           -----           -----

   Income before income taxes                        6.8            11.0            14.2
Income tax provision                                 2.2             3.8             4.9
Extraordinary gain                                   0.0             0.2             0.0
                                                   -----           -----           -----

Net income                                           4.6%            7.4%            9.3%
                                                   -----           -----           -----

                    ============        ----------------
                    MANAGEMENT'S           DISCUSSION                        17.
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


COMPARISON OF 1998 AND 1997

Revenue Total revenue in fiscal 1998 decreased $15.7 million, or 4.8% from fiscal 1997. Product revenue and service and other revenue decreased $14.7 million and $1.0 million, respectively, for the year. The 6.8% decrease in product revenue was principally due to a 28.6% decline in sales in the North America channel caused by new product transition issues in the first half of the fiscal year. In the fourth quarter of fiscal 1998, total product sales of the Company's new Promina product line were 27.0% of product sales. Total product sales in the N.E.T. Federal channel, which includes U.S. government sales and sales to U.S. government contractors, increased 10.9% in fiscal 1998. Strong fourth quarter product sales in the Asia Pacific/Latin America channel, principally in China, contributed to a 5.3% increase for the year. Product sales in Europe were down 4.3% in the year and offset the increase in the Asia Pacific/Latin America channel. International product sales were 48.1% of total product sales in fiscal 1998.

Service and other revenue decreased 1.0% from the prior year. A $2.8 million decrease in systems integration services in support of product sales to the U.S. government offset the growth in revenue of $1.8 million generated from both traditional and expanded service offerings.

Overall, revenue in the N.E.T. Federal channel increased 2.3% over last year and increased as a percentage of total revenue from 31.2% in fiscal 1997 to 33.6% in fiscal 1998. Total international revenue increased 1.3% over last year, and in fiscal 1998, it represented 37.3% of the Company's total revenue as compared to 35.0% in fiscal 1997.

Management expects revenue to increase in fiscal 1999 based largely upon the acceptance of the Company's new products as well as the Company's entry into new, larger markets.

Gross Margin Total gross margin as a percentage of total revenue increased to 52.8% in fiscal 1998 from 50.0% in fiscal 1997. Product gross margin increased to 60.8% in fiscal 1998 from 58.2% in fiscal 1997. This increase primarily resulted from a more favorable product mix, most notably in the shift to newer products with higher gross margins. Product margins also increased in part due to favorable manufacturing variances as a result of manufacturing efficiencies and cost reductions.

The gross margin for service and other revenue increased to 38.0% in fiscal 1998 from 33.9% in fiscal 1997. The increase is primarily the result of cost reductions and consolidation of the Company's service operations.

Management expects total gross margin in fiscal 1999 to remain fairly constant.

Operating Expenses Operating expenses increased $15.9 million in fiscal 1998 and increased as a percentage of total revenue to 47.3% in fiscal 1998 from 40.0% in fiscal 1997. Operating expenses include a $3.3 million charge related to the relocation of the Company's facilities. Excluding this charge, operating expenses would have increased $12.6 million and increased as a percentage

                    ============        ----------------
18.                 MANAGEMENT'S           DISCUSSION
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


of total revenue to 46.2%. Management expects operating expenses in fiscal 1999 to continue to increase to support planned growth, while decreasing as a percentage of total revenue.

Sales and marketing expense increased $9.9 million in fiscal 1998 due to the addition of personnel to support continued expansion of the sales and marketing infrastructure. The increase in spending also resulted from increased trade show, advertising and travel expenses in conjunction with new product launches. As a percentage of total revenue, sales and marketing expense increased to 28.3% in fiscal 1998 from 23.8% in fiscal 1997, primarily due to the increased expenses and lower sales volume. Management expects sales and marketing expense to increase in fiscal 1999 to support continued expansion of the field sales infrastructure, while decreasing as a percentage of planned revenue.

Research and development expense increased $2.4 million in fiscal 1998 due to employment and capital equipment increases to support product development. As a result of this increased spending, research and development expense also increased as a percentage of total revenue to 14.1% in fiscal 1998 from 12.7% in fiscal 1997. In fiscal 1998, $3.2 million of software costs were capitalized as compared to $2.8 million in fiscal 1997 as more projects reached technological feasibility in line with planned new product introductions in fiscal 1998 and 1999. Management plans to continue funding research and development efforts at levels necessary to advance product programs and expects research and development spending to increase in fiscal 1999, while decreasing as a percentage of planned revenue.

General and administrative expense increased $0.3 million year-over-year, and increased to 3.8% of total revenue as compared to 3.5% in fiscal 1997. Management expects general and administrative expense to increase in fiscal 1999, while decreasing slightly as a percentage of planned revenue.

In the fourth quarter of fiscal 1998, the Company recorded a $3.3 million charge related to the relocation of the Company's facilities to Fremont, California, approximately 12 miles from its previous site in Redwood City. This charge is composed primarily of the remaining lease commitment on the Redwood City facility for the period when the facility will be vacant. The $3.3 million charge had an impact of $0.10 on diluted earnings per share. In the first quarter of fiscal 1999, the Company expects to incur moving expenses of approximately $1.0 million.

Non-operating Items Interest income in fiscal 1998 increased from fiscal 1997 due to higher cash balances, offset partially by lower rates resulting from investment in tax-free securities. Interest expense, primarily related to the 7 1/4% convertible subordinated debentures, decreased slightly as a result of repurchases of the Company's convertible debentures during fiscal 1997.

For the fiscal year ended March 31, 1998, the Company recorded income tax expense of $6.8 million as compared to $12.5 million for fiscal 1997, at an effective rate of 32% and 35% for fiscal 1998 and fiscal 1997, respectively. See
Note 8 to the Consolidated Financial Statements.

                    ============        ----------------
                    MANAGEMENT'S           DISCUSSION                        19.
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


COMPARISON OF 1997 AND 1996

Revenue Total revenue in fiscal 1997 decreased $14.5 million, or 4.3% from fiscal 1996. Product revenue and service and other revenue decreased $11.2 million and $3.3 million, respectively, for the year. The 5.0% decrease in product revenue was principally due to a decline in domestic product sales. Total product sales in the N.E.T. Federal channel, which includes U.S. government sales and sales to U.S. government contractors, decreased 25.3% in fiscal 1997. This decrease in U.S. government product revenue was primarily due to the substantial completion in fiscal 1996 of the deployment of a Department of Defense worldwide network. Increased international product sales substantially offset the domestic decline, growing 25.3% over the prior year to 45.0% of product revenue. This increase in international product sales was primarily attributable to the Company's expansion of its international sales and marketing infrastructure coupled with the economic growth experienced in these regions. Both factors significantly impacted the Company's Asia Pacific/Latin America channel, which grew product sales 54.5% year-over-year.

Service and other revenue decreased 2.9% from the prior year. This decrease was attributable to a 17.6% decrease in systems integration services in support of product sales to the U.S. government, partially offset by growth in revenue generated from both traditional and expanded service offerings.

Overall, revenue in the N.E.T. Federal channel decreased 17.9% over fiscal 1996 and decreased as a percentage of total revenue from 36.4% in fiscal 1996 to 31.2% in fiscal 1997. Total international revenue increased 23.6% over the prior year, and in fiscal 1997, it represented 35.0% of the Company's total revenue as compared to 27.1% in fiscal 1996.

Gross Margin Total gross margin as a percentage of total revenue decreased to 50.0% in fiscal 1997 from 50.5% in fiscal 1996. Product gross margin decreased to 58.2% in fiscal 1997 from 59.9% in fiscal 1996. This decrease primarily resulted from a less favorable sales channel mix, most notably in the shift from domestic to international product sales, which typically have lower margins due to a significantly higher percentage sold through distributors. Product margins also decreased in part due to a shift in product mix toward lower gross margin products.

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

                    ============        ----------------
20.                 MANAGEMENT'S           DISCUSSION
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


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

Research and development expense increased $4.6 million in fiscal 1997 due to an increase in direct project funding, primarily salary-related expenses, and purchases of direct materials and hardware and software tools to support product development. As a result of this increased spending, research and development expense also increased as a percentage of total revenue to 12.7% in fiscal 1997 from 10.8% in fiscal 1996. In fiscal 1997, $2.8 million of software costs were capitalized as compared to $1.9 million in fiscal 1996 as more projects reached technological feasibility in line with planned new product introductions in fiscal 1997 and 1998.

General and administrative expense decreased $0.4 million year-over-year and remained flat as a percentage of total revenue at 3.5%.

Non-operating Items Interest income in fiscal 1997 increased slightly from fiscal 1996 due to higher cash balances, offset partially by lower rates resulting from investment in tax-free securities. Interest expense, primarily related to the 7 1/4% convertible subordinated debentures, decreased by over 50% to $2.3 million for fiscal 1997 as a result of the prior year partial call and current year repurchases of the Company's convertible debentures. Other expense remained flat from the prior year at $.5 million.

For the fiscal year ended March 31, 1997, the Company recorded income tax expense of $12.5 million as compared to $16.9 million for fiscal 1996, at an effective rate of 35% for both years. See Note 8 to the Consolidated Financial Statements.

The results for fiscal 1997 included an extraordinary gain of $0.7 million, or three cents on diluted earnings per share, arising from the repurchase of $7.7 million of convertible subordinated debentures. See Note 6 to the Consolidated Financial Statements.


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

                    ============        ----------------
                    MANAGEMENT'S           DISCUSSION                        21.
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


changes, the Company does not believe that backlog is indicative of future revenue levels. In addition, because a large portion of the Company's orders historically have been received and filled in the last month of the quarter, forecasting sales during a quarter is difficult, and there is a significant risk of excessive or inadequate inventory if orders do not match forecast. Furthermore, if large orders do not close when forecasted or if near-term demand weakens for the products the Company has available to ship, the Company's operating results for that or subsequent quarters would be adversely affected. Economic volatility in Asia and Latin America and other parts of the world may have a significant impact on future performance.

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

The Company's products incorporate intellectual property and technology owned by the Company or licensed from third parties. The Company's ability to maintain and enhance the value of its intellectual property and technology and third-party licenses will affect future product and service offerings. Moreover, the Company believes that operating results will depend on successful development and introduction of new products and enhancements to existing products and service offerings. The Company's Promina and PanaVue products are targeted at markets that include, and are much broader than, the Company's traditional Multiservice Bandwidth Manager customers. The Company's ability to maintain profitability and to achieve revenue growth is dependent on successfully managing this product transition by migrating existing key customers to the new products and successfully gaining sales volume from new customers in the expanded markets. There can be no assurance that the Company will succeed in such efforts or that customers will accept new, enhanced and existing products and services in quantities and at prices and margins that are consistent with the Company's expectations. The Company's success also depends on its ability to attract and retain employees necessary to support planned growth.

The Company's products include components, assemblies and subassemblies that are currently available from single sources and, in some cases, are in short supply. Testing and manufacturing of products designed by N.E.T. have generally been outsourced to third parties. Final test and assembly is generally performed at the Company's Fremont, California, facility. Pursuant to several types of agreements, the Company also integrates into its products and resells technology and products designed or manufactured by third parties, and the Company relies to a significant degree on such third parties for quality control and support of their products and for order

                    ============        ----------------
22.                 MANAGEMENT'S           DISCUSSION
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


fulfillment. Such technology and products are generally available to end users from sources other than the Company, and are generally sold or licensed by the Company at gross margins that are lower than products designed and manufactured by the Company. There can be no assurance that these third-party manufacturers will perform as expected or that the Company's gross margins on these products will not be lowered further. Product availability limitations, price increases or business interruptions could adversely impact revenue, margins and earnings.

The Company has distribution, product and technology relationships with a number of significant customers and entities that are considered by the Company to be strategic. Most of the Company's competitors have similar relationships with their respective customers and other parties. Changes in the Company's relationships or changes in similar relationships among competitors, including industry consolidation, could have a material impact on competitive and other factors described above, including the Company's operating results. Also, litigation or other claims based on securities, intellectual property, patent, product, regulatory or other issues or factors could materially adversely affect the Company's business, operating results and finances.

A significant portion of the Company's revenue comes from contracts with the U.S. government, most of which do not include purchase commitments. There can be no assurance that orders from the U.S. government, or from other customers, will continue at historical levels, or that the Company will be able to obtain orders from new customers.

The Company established a Year 2000 compliance team in early 1997 to identify and take reasonable steps to minimize the effect of Year 2000 issues that may impact the Company's products and business operations. The Company developed its N.E.T. Products Year 2000 Compliance Program, which is posted on the Company's Web site (www.net.com). This Compliance Program provides N.E.T. customers and partners with information on the Year 2000 compliance status of N.E.T. products and identifies solutions for achieving network system and application compliance prior to the year 2000. In addition, the Year 2000 compliance team has been and is evaluating Year 2000 issues relating to the Company's internal systems and third-party capabilities upon which the Company relies in conducting its business, including financial systems, manufacturing applications, customer service and support, desktop applications and infrastructure such as networks, telecommunications products, banking and financial services, service providers and security systems. Although the Company has not yet determined whether all of the foregoing systems and applications are fully Year 2000 compliant, based upon the information currently available, the Company believes that the costs associated with the Year 2000 issue, and the consequences of incomplete or untimely resolution of the Year 2000 issue, will not have a material adverse effect on its business, operating results or financial condition.

                    ============        ----------------
                    MANAGEMENT'S           DISCUSSION                        23.
                                        ----------------
                                          AND ANALYSIS
                    ============        ----------------


Because of the factors described above, as well as others that may affect the Company's operating results, past financial results may not be an accurate indicator of future performance.


LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1998, the Company had cash, cash equivalents and temporary cash investments of $161.5 million, as compared to $138.7 million at the end of fiscal 1997. Cash provided by operations was $53.7 million in fiscal 1998, a $5.6 million increase over the prior year. This increase was principally due to a significant decrease in accounts receivable and a large increase in accrued liabilities, partially offset by a smaller decrease in inventories and lower net income.

Net cash used for investing activities in fiscal 1998 consisted primarily of purchases of property and equipment of $30.3 million and additions to software production costs of $3.2 million. Additionally, net purchases of temporary cash investments of $2.2 million were made as increased cash generated in the year was invested.

Net cash provided by financing activities in fiscal 1998 was composed of $4.5 million from the issuance of Common Stock related to the employee stock benefit plans.

As of March 31, 1998, the Company had available an unsecured $10.0 million line of credit. Borrowings under this committed borrowing facility are available through May 1999 and bear interest at the bank's base rate (which approximates prime). At March 31, 1998, there were no outstanding borrowings under this facility.

In April 1997, the Company announced a 12-year operating lease agreement pursuant to which construction began on a new corporate headquarters facility in Fremont, California. In conjunction with the project management and design and construction of the new facility, the Company incurred $11.6 million, net of landlord contributions, in fiscal 1998, most of which has been capitalized. The Company estimates that approximately $13.0 million will be spent related to this new facility in the first half of fiscal 1999. Approximately $1.0 million of this amount is related to the physical move and is expected to be expensed in the first quarter of fiscal 1999. The Company's old headquarters' lease expires in October 1998.

The Company believes that current cash and cash equivalents, temporary cash investments and cash flows from operations will be sufficient to fund operations, purchases of capital equipment and research and development programs currently planned at least through fiscal 1999.

                    ============        ----------------
24.                 CONSOLIDATED             BALANCE
                                        ----------------
                                             SHEETS
                    ============        ----------------

(DOLLARS IN THOUSANDS)
MARCH 31,                                                           1998            1997
----------------------------------------------------------------------------------------
Assets
  Current assets:
  Cash and cash equivalents                                     $ 59,512        $ 39,141
  Temporary cash investments                                     101,990          99,581
  Accounts receivable, net of allowances of $3,926 in 1998
    and $3,910 in 1997                                            71,714          82,986
  Inventories                                                     19,713          22,662
  Deferred income taxes                                            9,836           7,418
  Prepaid expenses and other assets                                7,254           6,679
                                                                --------        --------

     Total current assets                                        270,019         258,467
                                                                --------        --------

Property and equipment:
  Machinery and equipment                                        105,128          96,011
  Furniture and fixtures                                           2,881           6,508
  Leasehold improvements                                           2,803          11,885
  Construction in progress                                        14,104             318
                                                                --------        --------

                                                                 124,916         114,722
  Less accumulated depreciation and amortization                 (82,259)        (84,713)
                                                                --------        --------

     Property and equipment, net                                  42,657          30,009
Software production costs, net                                     5,491           4,616
Other assets                                                      16,390           8,561
                                                                --------        --------

                                                                $334,557        $301,653
                                                                ========        ========

Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                               $21,890         $23,758
  Accrued liabilities                                             48,239          39,174
                                                                --------        --------

     Total current liabilities                                    70,129          62,932
                                                                --------        --------

Deferred income taxes                                              1,954              --
7 1/4% convertible subordinated debentures                        25,821          25,821
Stockholders' equity:
  Preferred Stock, $.01 par value
    Authorized: 5,000,000 shares
    Outstanding: none                                                 --              --
  Common Stock, $.01 par value
    Authorized: 50,000,000 shares
    Outstanding: 21,454,000 shares in 1998 and 21,049,000
     shares in 1997                                                  215             210
  Additional paid-in capital                                     176,452         172,038
  Treasury stock                                                  (1,430)         (2,545)
  Net unrealized gain (loss) on available-for-sale securities      3,759             (56)
  Cumulative translation adjustment                                 (436)           (490)
  Retained earnings                                               58,093          43,743
                                                                --------        --------

     Total stockholders' equity                                  236,653         212,900
                                                                --------        --------

                                                                $334,557        $301,653
                                                                ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

                    ============        ----------------
                    CONSOLIDATED           STATEMENTS                        25.
                                        ----------------
                                            OF INCOME
                    ============        ----------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED MARCH 31,                               1998            1997            1996
----------------------------------------------------------------------------------------
Revenue:
  Product revenue                               $200,199        $214,862        $226,070
  Service and other revenue                      108,522         109,576         112,829
                                                --------        --------        --------

     Total revenue                               308,721         324,438         338,899
                                                --------        --------        --------

Cost of sales:
  Cost of product revenue                         78,468          89,746          90,588
  Cost of service and other revenue               67,317          72,397          77,150
                                                --------        --------        --------

     Total cost of sales                         145,785         162,143         167,738
                                                --------        --------        --------

Gross Margin                                     162,936         162,295         171,161
                                                --------        --------        --------

Operating expenses:
  Sales and marketing                             87,248          77,382          75,432
  Research and development                        43,442          41,054          36,437
  General and administrative                      11,815          11,494          11,884
  Facility relocation costs                        3,289              --              --
                                                --------        --------        --------

     Total operating expenses                    145,794         129,930         123,753
                                                --------        --------        --------

       Income from operations                     17,142          32,365          47,408
Interest income                                    6,726           6,284           6,044
Interest expense                                  (1,968)         (2,310)         (4,713)
Other                                               (797)           (522)           (508)
                                                --------        --------        --------

       Income before income taxes                 21,103          35,817          48,231
Income tax provision                               6,753          12,515          16,881
                                                --------        --------        --------

       Income before extraordinary gain           14,350          23,302          31,350
Extraordinary gain on repurchase of debentures        --             690              --
                                                --------        --------        --------

Net income                                      $ 14,350        $ 23,992        $ 31,350
                                                --------        --------        --------

Basic earnings per share:
  Income before extraordinary gain              $    .68        $   1.12        $   1.58
                                                --------        --------        --------

  Net income                                    $    .68        $   1.15        $   1.58
                                                --------        --------        --------

Diluted earnings per share:
  Income before extraordinary gain              $    .65        $   1.08        $   1.50
                                                --------        --------        --------

  Net income                                    $    .65        $   1.11        $   1.50
                                                --------        --------        --------

Shares used in per share computation:
  Basic                                           21,246          20,888          19,825
                                                --------        --------        --------

  Diluted                                         22,034          21,637          20,877
                                                --------        --------        --------

The accompanying notes are an integral part of these consolidated financial statements.

                    ============        ----------------
26.                 CONSOLIDATED           STATEMENTS
                                        ----------------
                                          OF CASH FLOWS
                    ============        ----------------

(DOLLARS IN THOUSANDS)
YEARS ENDED MARCH 31,                                  1998                 1997                 1996
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year    $  39,141            $  52,319            $  33,886
                                                  ---------            ---------            ---------

Net cash flows from operating activities:
  Net income                                         14,350               23,992               31,350
  Adjustments required to reconcile net income
    to cash provided by operations:
     Extraordinary credit--gain on repurchase
       of debentures                                     --                 (690)                  --
     Facility relocation costs                        3,289                   --                   --
     Depreciation and amortization                   19,206               17,429               15,481
     Restricted stock compensation                      401                  379                  368
     Deferred income taxes                           (2,418)               4,412               (1,930)
     Changes in assets and liabilities:
       Accounts receivable                           11,128               (5,816)             (20,839)
       Inventories                                    2,953                9,156                  506
       Prepaid expenses and other assets               (594)                (927)              (1,185)
       Accounts payable                              (1,841)               2,158                3,356
       Accrued liabilities                            7,193               (2,005)              13,099
                                                  ---------            ---------            ---------

     Net cash provided by operations                 53,667               48,088               40,206
                                                  ---------            ---------            ---------

Cash flows from investing activities:
  Purchases of temporary cash investments           (84,526)            (159,095)             (85,960)
  Proceeds from maturities of temporary
    cash investments                                 82,304              119,362               78,800
  Purchases of property and equipment               (30,322)             (13,910)             (17,165)
  Additions to software production costs             (3,160)              (2,792)              (1,875)
  Other                                              (2,217)                (316)                 955
                                                  ---------            ---------            ---------

     Net cash used for investing activities         (37,921)             (56,751)             (25,245)
                                                  ---------            ---------            ---------

Cash flows from financing activities:
  Sale of Common Stock                                4,485                4,617               12,684
  Repurchase of convertible subordinated
    debentures                                           --               (6,419)             (10,117)
  Purchase of Common Stock                               --               (2,722)                  --
                                                  ---------            ---------            ---------

     Net cash provided by (used for)
       financing activities                           4,485               (4,524)               2,567
                                                  ---------            ---------            ---------

Effect of exchange rate changes on cash                 140                    9                  905
                                                  ---------            ---------            ---------

     Net increase (decrease) in cash
       and cash equivalents                          20,371              (13,178)              18,433
                                                  ---------            ---------            ---------

Cash and cash equivalents at end of year          $  59,512            $  39,141            $  52,319
                                                  ---------            ---------            ---------

Other cash flow information:
  Cash paid during the year for:
    Interest                                      $   1,932            $   2,477            $   4,136
    Income taxes                                  $   5,989            $   4,050            $   5,496
  Non-cash investing and financing activities:
    Net unrealized gain (loss) on
      available-for-sale securities               $   3,815            $     (44)           $      (2)
    Income tax benefit arising from employee
      stock option plans                          $     648            $   1,807            $  12,972
    Conversion of convertible subordinated
      debentures into Common Stock
      (including accrued interest and debenture
      offering costs)                             $      --            $      --            $  25,532

The accompanying notes are an integral part of these consolidated financial statements.

                    ============        --------------------
                    CONSOLIDATED            STATEMENTS OF                    27.
                                        --------------------
                                        STOCKHOLDERS' EQUITY
                    ============        --------------------

                                                                                        NET UNREALIZED
                                         COMMON                                         GAIN (LOSS) ON
                                          STOCK              ADDITIONAL                     AVAILABLE-   CUMULATIVE     RETAINED
                                          TO BE     COMMON      PAID-IN       TREASURY        FOR-SALE  TRANSLATION     EARNINGS
(DOLLARS IN THOUSANDS)                   ISSUED      STOCK      CAPITAL          STOCK      SECURITIES   ADJUSTMENT     (DEFICIT)
---------------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1995                 $   32   $    187     $114,445       $   (599)       $    (10)    $   (794)    $(11,599)
                                         ------   --------     --------       --------        --------     --------     --------

Sale of 1,314,000 shares of
  Common Stock under employee
  stock benefit plans                        --         13       13,040             --              --           --           --
Conversion of convertible
  subordinated debentures into
  802,078 shares of Common
  Stock, including accrued interest
  and offering costs                         --          8       25,524             --              --           --           --
Stock issued in connection
  with merger                               (32)        --           32             --              --           --           --
Income tax benefit arising from
  employee stock option plans                --         --       12,972             --              --           --           --
Net unrealized loss on securities            --         --           --             --              (2)          --           --
Cumulative translation adjustment            --         --           --             --              --         (137)          --
Net income                                   --         --           --             --              --           --       31,350
                                         ------   --------     --------       --------        --------     --------     --------

Balances, March 31, 1996                     --        208      166,013           (599)            (12)        (931)      19,751
                                         ------   --------     --------       --------        --------     --------     --------

Sale of 303,000 shares of
Common Stock under employee
stock benefit plans                          --          3        3,591             --              --           --           --
Purchase of 205,000 shares of
Common Stock                                 --         (2)          --         (2,720)             --           --           --
Reissuance of 113,000 shares of
treasury stock under stock plans             --          1          627            774              --           --           --
Income tax benefit arising from
employee stock option plans                  --         --        1,807             --              --           --           --
Net unrealized loss on securities            --         --           --             --             (44)          --           --
Cumulative translation adjustment            --         --           --             --              --          441           --
Net income                                   --         --           --             --              --           --       23,992
                                         ------   --------     --------       --------        --------     --------     --------

Balances, March 31, 1997                     --        210      172,038         (2,545)            (56)        (490)      43,743
                                         ------   --------     --------       --------        --------     --------     --------

Sale of 242,000 shares of
  Common Stock under employee
  stock benefit plans                        --          3        2,815             --              --           --           --

Reissuance of 163,000 shares of
  treasury stock under stock plans           --          2          951          1,115              --           --           --
Income tax benefit arising from
  employee stock option plans                --         --          648             --              --           --           --
Net unrealized gain on securities            --         --           --             --           3,815           --           --
Cumulative translation adjustment            --         --           --             --              --           54           --
Net income                                   --         --           --             --              --           --       14,350
                                         ------   --------     --------       --------        --------     --------     --------

Balances, March 31, 1998                 $   --   $    215     $176,452       $ (1,430)       $  3,759     $   (436)    $ 58,093
                                         ------   --------     --------       --------        --------     --------     --------

The accompanying notes are an integral part of these consolidated financial statements.

                    ============        --------------------
28.                    NOTES               TO CONSOLIDATED
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

one

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business Network Equipment Technologies, Inc. ("N.E.T." or "the Company"), headquartered in Fremont, California, is a leading designer, developer, manufacturer and supplier of multiservice wide area networks and associated services used by enterprises, government organizations and carriers worldwide.

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

Inventories Inventories are stated at lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Inventories at March 31 consisted of the following:


(DOLLARS IN THOUSANDS)                                     1998            1997
--------------------------------------------------------------------------------

Purchased components                                     $4,340         $ 6,710
Work-in-process                                          13,371          13,675
Finished goods                                            2,002           2,277
                                                        -------         -------
                                                        $19,713         $22,662
                                                        =======         =======

Property and Equipment Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to five years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

Software Production Costs Capitalization of software production costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software production costs in light of many factors, including anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Capitalization of software production costs amounted to $3.2 million, $2.8 million and $1.9 million in fiscal 1998, 1997 and 1996, respectively. Software production costs are amortized over the lives of the products, generally three years. Amortization amounted to $2.3 million, $2.3 million and $2.4 million in fiscal 1998, 1997 and 1996, respectively. Accumulated amortization was $8.3 million and $6.0 million at March 31, 1998 and 1997, respectively.

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  29.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

Foreign Currency Translation The functional currency for the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the Consolidated Balance Sheets. Foreign currency transaction gains or losses are included in the Consolidated Statements of Income. The Company enters into foreign exchange contracts to hedge certain intercompany balances and balance sheet exposures against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income and expense, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated intercompany balances and balance sheet exposure items. At March 31, 1998, the Company had outstanding foreign exchange contracts of $5.1 million. The contracts require the Company to exchange foreign currencies for U.S. dollars and generally mature in one month.

Stock-Based Compensation The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and, accordingly, does not generally recognize compensation cost in connection with its stock option and purchase plans. A summary of the pro forma effects to reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) has been disclosed in Note 7 to the Consolidated Financial Statements.

Earnings Per Share (EPS) Basic earnings per share has been computed based upon the weighted average number of common shares outstanding for the periods presented. For diluted earnings per share, shares used in the per share computation include weighted average common and potentially dilutive shares outstanding. Potentially dilutive shares consist of shares issuable upon the assumed exercise of dilutive stock options. Basic and diluted EPS for the years ended March 31 are calculated as follows (in thousands, except per share data):

                                                    1998        1997        1996
--------------------------------------------------------------------------------

Basic EPS:
  Income before extraordinary gain               $14,350     $23,302     $31,350

  Weighted average shares outstanding             21,246      20,888      19,825

    Basic EPS                                    $   .68     $  1.12     $  1.58
                                                 -------     -------     -------

Diluted EPS:
  Income before extraordinary gain               $14,350     $23,302     $31,350

  Weighted average shares outstanding             21,246      20,888      19,825
  Dilutive effect of options                         788         749       1,052
                                                 -------     -------     -------

    Total                                         22,034      21,637      20,877

     Diluted EPS                                 $   .65     $  1.08     $  1.50
                                                 -------     -------     -------

                    ============        --------------------
30.                     NOTES               TO CONSOLIDATED
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

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

The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company typically does not require collateral or other security to support accounts receivable. The Company maintains allowances for estimated credit losses.

The Company participates in a very dynamic high technology telecommunications industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: advances and trends in new technologies; competitive pressures in the form of industry consolidation; new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in certain strategic partnerships or customer relationships; litigation or claims against the Company based on securities, intellectual property, patent, product, regulatory or other issues or factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; performance of third-party suppliers and vendors; Year 2000 compliance issues; and the Company's ability to attract and retain employees necessary to support its growth.

Recently Issued Accounting Standards In June 1997, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements; and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a company's business segments and related disclosures about its products, services, geographic areas, and major customers. The Company has not yet identified its SFAS 131 reporting segments. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows. Both statements are effective for the Company beginning April 1, 1998, with earlier application permitted.

Facility Relocation Costs In April 1997, the Company entered into a 12-year operating lease agreement for the construction of a new corporate headquarters facility. The new headquarters is located in Fremont, California, which is approximately 12 miles from its previous site in Redwood City. The new facilities were built to the Company's specification and will serve as home to its marketing, engineering, manufacturing and administrative staff. Related to the project management and design and construction of this new facility, the Company incurred $11.6 million, net of landlord contributions, in fiscal 1998, most of which has been capitalized. The Company expects to complete the move to its new headquarters in the first quarter of fiscal 1999. In the fourth quarter of fiscal

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  31.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

1998, the Company recorded, in operating expense, a $3.3 million charge primarily related to the remaining lease commitment on the Redwood City facility for the period when the facility will be vacant. The Company estimates that approximately $13.0 million will be spent related to this new facility in fiscal 1999, of which approximately $1.0 million will be related to the move and will be expensed as incurred.

Reclassification Certain fiscal 1997 and 1996 amounts have been reclassified to conform with fiscal 1998 presentation.


two

     Temporary Cash and Other Investments

The Company classifies its temporary cash investments as available-for-sale securities. The carrying value of such securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of stockholders' equity. Temporary cash investments at March 31 consisted of the following:

                                                        1998
                               ----------------------------------------------------------

                                                   GROSS           GROSS       ESTIMATED
                               AMORTIZED      UNREALIZED      UNREALIZED          MARKET
(DOLLARS IN THOUSANDS)              COST           GAINS          LOSSES           VALUE
-----------------------------------------------------------------------------------------
U.S. government and
  municipalities                $ 60,891            $141            $(10)       $ 61,022
Corporate notes and bonds         20,354              43             (13)         20,384
Other debt securities             14,242              39              (9)         14,272
Foreign debt issues                6,314               1              (3)          6,312
                                --------            ----            ----        --------

                                $101,801            $224            $(35)       $101,990
                                ========            ====            ====        ========

                                                        1997
                               ----------------------------------------------------------

                                                   GROSS           GROSS       ESTIMATED
                               AMORTIZED      UNREALIZED      UNREALIZED          MARKET
(DOLLARS IN THOUSANDS)              COST           GAINS          LOSSES           VALUE
-----------------------------------------------------------------------------------------
U.S. government and
  municipalities                $ 50,671            $ 80            $(86)       $ 50,665
Corporate notes and bonds         21,876              --             (35)         21,841
Other debt securities             13,996               5             (35)         13,966
Foreign debt issues                5,832              --             (14)          5,818
Commercial paper and
  banker's acceptances             5,291              --              --           5,291
Certificates of deposit            2,000              --              --           2,000
                                --------            ----            ----        --------

                                $ 99,666            $ 85           $(170)       $ 99,581
                                ========            ====            ====        ========

                    ============        --------------------
32.                     NOTES               TO CONSOLIDATED
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

At March 31, 1998, the Company held unregistered equity securities in a publicly traded company which are subject to certain holding restrictions. The Company may have piggyback registration rights for up to 33% of the shares as early as September 1998, based upon certain events. Alternatively, demand registration rights may be exercised at any time after August 1999. The equity securities are recorded at an estimated fair market value of $7.6 million (cost of $2.0 million), and are classified in Other Assets in the Consolidated Balance Sheet.

At March 31, 1998, the estimated market value of available-for-sale securities with maturities less than one year was $48.2 million, with maturities between one year and five years was $49.7 million, and with maturities between five years and ten years was $4.1 million. Any gains or losses on sales of securities are computed on a specific identification basis. There were no material realized gains or losses from the sale of securities in fiscal years 1998, 1997 and 1996.


three
       ACCRUED LIABILITIES

Accrued liabilities at March 31 were as follows:


(DOLLARS IN THOUSANDS)                                      1998            1997
--------------------------------------------------------------------------------

Accrued compensation                                     $18,581         $16,211
Income taxes payable                                      10,021           4,855
Unearned income                                            6,442           6,464
Other                                                     13,195          11,644
                                                         -------         -------

                                                         $48,239         $39,174
                                                         =======         =======


four

     FINANCING ARRANGEMENTS

The Company maintains an unsecured $10.0 million line of credit. Borrowings under this committed facility are available through May 1999 and bear interest at the bank's base rate (which approximates prime). The terms of the agreement require that the Company maintain certain financial covenants including a minimum of $25.0 million in cash and short-term highly liquid investments, net of any bank borrowings, no quarterly operating or net losses greater than 10% of tangible net worth and no operating or net losses in any two consecutive quarters of the fiscal year. The Company was in compliance with these covenants at March 31, 1998. There were no outstanding borrowings under the line of credit agreement at March 31, 1998.

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  33.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

five

     LEASE COMMITMENTS

The Company leases its facilities under operating leases. The minimum future lease commitments under these leases as of March 31, 1998, were as follows:


(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


1999                                                                     $ 9,204
2000                                                                       7,268
2001                                                                       7,085
2002                                                                       6,743
2003                                                                       5,950
After 2003                                                                38,565
                                                                         -------

                                                                         $74,815
                                                                         =======


Rental expense under operating leases was $7.9 million, $7.7 million and $7.2 million for fiscal years 1998, 1997 and 1996, respectively. In April 1997, the Company entered into a 12-year operating lease agreement for a new corporate headquarters facility. The existing headquarters' lease expires in October 1998 and the Company expects to complete the move to the new facility in Fremont, California, in the first quarter of fiscal 1999. Lease commitments under both agreements have been included in the above amounts.

six

     CONVERTIBLE SUBORDINATED DEBENTURES

In May 1989, the Company issued $75.0 million of 7 1/4% convertible subordinated debentures due May 15, 2014, in an underwritten public offering, with net proceeds of $72.8 million. Each debenture is convertible at the option of the holder into Common Stock at $31.50 per share and is redeemable at the option of the Company at prices that decline from 100.73% of face value on May 15, 1998, to 100% of face value on May 15, 1999. The debentures are entitled to a sinking fund beginning May 15, 2000, of $3.8 million annually, calculated to retire 70% of the debentures prior to maturity. Such required sinking fund payments will be reduced by any redemption or conversion of debentures prior to the date of the sinking fund payment.

In fiscal 1991, the Company repurchased debentures in the face amount of $6.4 million. In the third quarter of fiscal 1996, the Company completed a partial call of its outstanding debentures, reducing debenture principal by an additional $35.1 million, of which $9.8 million was redeemed and an additional $25.3 million was converted into shares of Common Stock at a conversion price of $31.50 per share.

In fiscal 1997, the Company repurchased debentures in the face amount of $7.7 million at a cost of $6.4 million, plus accrued interest. Accordingly, the Company recorded a $690 thousand gain, net of taxes ($0.03 per diluted share), as an extraordinary credit in the Consolidated Statement of Income.

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  34.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

seven

     CAPITAL STOCK

Stockholders' Rights Plan The Company's Board of Directors has approved a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, as amended in June 1990, a preferred share purchase right ("Right") is attached to each share of Common Stock. The Rights are exercisable only after a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer that would result in 20% or more of Common Stock ownership. Each Right initially entitles stockholders to buy one one-hundredth of a share of a new series of participating Preferred Stock at an exercise price of $120. If the Company is acquired in a merger or other transaction with a person or group, or sells 50% or more of its assets or earning power to such a person or group, each Right not owned by such acquiring person will entitle its holder to obtain on exercise of the Right a number of the acquiring company's common shares having a market value at the time of twice the Right's then-current exercise price. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder to obtain on exercise of the Right a number of shares of Common Stock (or equivalent) having a market value of twice the Right's then-current exercise price. After a person or group has acquired 15% of the outstanding shares of Common Stock but before their acquisition of 50% or more of the Common Stock, the Board of Directors may exchange one share of Common Stock or equivalent fractions of Preferred Stock for each Right. The Company can redeem the Rights at $0.01 per Right at any time until the tenth day following the acquisition by a person or group of 15% of the Company's Common Stock. The Rights are also redeemable thereafter in certain circumstances. The Rights expire on August 24, 1999, unless earlier redeemed or exchanged.

Preferred Stock The Company has authorized 5,000,000 shares of $.01 par value Preferred Stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 31, 1998, no preferred shares were outstanding.

Reserved Stock As of March 31, 1998, the Company had reserved shares of its Common Stock for the following purposes:

                                                                      RESERVED
------------------------------------------------------------------------------

Stock option plans:
  Outstanding (at $5.25 to $35.75 per share)                         4,696,469
  Available for grant                                                2,418,826
Convertible subordinated debentures                                    819,714
Employee Stock Purchase Plan                                           653,206


Employee Stock Purchase Plan Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of Common Stock at a price equal to at least 85% of the lower of the fair market value of the Common Stock at the beginning of the

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  35.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

offering period or the end of each quarter. During fiscal 1998, 1997 and 1996, 163,000, 224,000 and 142,000 shares were issued under this Plan, at weighted average prices of $12.64, $13.43 and $21.67 per share, respectively. During fiscal 1998, a new Employee Stock Purchase Plan was approved which replaces the existing Plan. The offering period under the new Plan begins May 1, 1998, and provides for Common Stock purchases every four months under the same terms previously in effect.

Stock Options and Restricted Stock The Company grants options to purchase shares of its Common Stock and is authorized to award restricted shares of Common Stock pursuant to the terms of its 1993 Stock Option Plan and 1997 Stock Option Program and grants options to purchase shares of its Common Stock pursuant to the terms of its 1989 U.K. Stock Option Plan (collectively "option plans"). Stock options generally become exercisable ratably over a four-year period and expire after seven to ten years. Options may be granted to officers, key employees, directors and independent contractors to purchase Common Stock at a price not less than 100% of the fair market value at the date of grant. No restricted stock was awarded in fiscal 1998. Previously issued restricted stock carries certain restrictions on transferability, which lapse over the vesting period (generally two to four years). As of March 31, 1998, 239,500 restricted shares at $.01 per share had been awarded and issued, and the Company had the right to repurchase 30,250 shares from certain officers and employees at the original purchase price. Such right expires ratably over the respective vesting periods. Related compensation expense totaled $401 thousand, $379 thousand and $368 thousand for the years ended March 31, 1998, 1997 and 1996, respectively.

Activity in the Company's option plans is summarized below:

                                                                   WEIGHTED
                                                                    AVERAGE          SHARES
                                                  SHARES     EXERCISE PRICE     EXERCISABLE
-------------------------------------------------------------------------------------------
Options outstanding at March 31, 1995          3,012,462             $ 9.25       1,628,899
                                               ---------             ------       ---------

  Granted                                        996,066              26.19
  Exercised                                   (1,114,819)              8.63
  Cancelled                                     (259,021)             14.57
                                               ---------             ------       ---------

Options outstanding at March 31, 1996          2,634,688              15.39       1,080,002
                                               ---------             ------       ---------

  Granted                                      3,514,470              18.15
  Exercised                                     (183,189)              8.88
  Cancelled                                   (2,388,722)             25.30
                                               ---------             ------       ---------

Options outstanding at March 31, 1997          3,577,247              12.00       1,149,338
                                               ---------             ------       ---------

  Granted                                      1,835,059              13.87
  Exercised                                     (242,185)              9.55
  Cancelled                                     (473,652)             13.46
                                               ---------             ------       ---------

Options outstanding at March 31, 1998          4,696,469             $12.68       1,861,651
                                               ---------             ------       ---------

                    ============        --------------------
36.                     NOTES               TO CONSOLIDATED
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

The following table summarizes information concerning options outstanding and exercisable as of March 31, 1998:

                                  Options Outstanding                        Options Exercisable
                   -----------------------------------------------       ---------------------------
                                         WEIGHTED
                                          AVERAGE         WEIGHTED                           WEIGHTED
RANGE OF                NUMBER   CONTRACTUAL LIFE          AVERAGE            NUMBER          AVERAGE
EXERCISE PRICES    OUTSTANDING         (IN YEARS)   EXERCISE PRICE       EXERCISABLE   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------
$ 5.25 - $10.63       1,027,607             4.89            $ 8.31         1,020,352           $ 8.31
$10.75 - $11.63         950,091             8.79            $11.62            10,021           $10.75
$12.13 - $12.38       1,444,208             8.22            $12.37           588,265           $12.36
$12.75 - $18.00         950,706             8.94            $15.65           163,472           $15.26
$18.44 - $35.75         323,857             8.67            $22.41            79,541           $29.21
---------------       ---------             ----            ------         ---------          -------

$ 5.25 - $35.75       4,696,469             7.78            $12.68         1,861,651           $11.11
---------------       ---------             ----            ------         ---------          -------


During the second quarter of fiscal 1997, the Company approved a cancellation and regrant program for outstanding options under the Company's stock option plans. Under the program, holders of outstanding options with exercise prices in excess of $12.38 per share were given the choice of retaining these options or of obtaining in substitution repriced options for the same number of shares. The repriced options are exercisable at a price of $12.38 per share, the fair market value of the Common Stock on the regrant date. The repriced options have a vesting schedule identical to the cancelled options, but beginning anew on the date of regrant.

Stock-Based Compensation As discussed in Note 1, the Company continues to account for its stock-based compensation using the intrinsic value method in accordance with APB 25 and, accordingly, does not recognize compensation expense for employee stock plans as they are granted at fair market value. However, generally accepted accounting principles require disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as prescribed by SFAS 123. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock-based awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. As the Company's employee stock-based compensation plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable measure of the fair value of awards from those plans.

The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998, 1997 and 1996, respectively: risk-free rates of 6.1%, 6.3% and 6.1%; stock price volatility factors of 50%, 52% and 52%; expected option lives of three months, six months and six months following vesting; and no dividends during the expected term. The Company's calculations are based on a multiple option

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  37.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

valuation approach and recognition of forfeitures as they occur. The weighted average fair value of options granted during fiscal 1998, 1997 and 1996 was approximately $5.08, $6.49 and $11.11, respectively. The fair value of the employee purchase rights under the Employee Stock Purchase Plan was estimated using the same model, but with the following weighted average assumptions for fiscal 1998, 1997 and 1996, respectively: risk-free rate of 5.5%; stock price volatility factor of 48%; and expected option life of six months. The weighted average fair value of employee purchase rights granted in fiscal 1998, 1997 and 1996 was approximately $4.76, $6.16 and $8.73, respectively.

If the computed fair values of the fiscal 1998, 1997 and 1996 awards had been amortized to expense, pro forma net income and earnings per share would have been $8.0 million ($.36 per diluted share), $16.9 million ($.78 per diluted share) and $26.7 million ($1.28 per diluted share) in fiscal 1998, 1997 and 1996, respectively. The impact of outstanding non-vested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculations; as such, the pro forma adjustments above are not representative of such future adjustments, which will include expense for more than three years of awards.


eight

     INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which prescribes an asset and liability method of income tax accounting.

Income before income taxes and the provision (benefit) for income taxes consists of the following:


(DOLLARS IN THOUSANDS)                       1998           1997           1996
--------------------------------------------------------------------------------

Income before income taxes:
  Domestic                               $ 16,135       $ 31,360       $ 46,674
  Foreign                                   4,968          4,457          1,557
                                         --------       --------       --------

                                         $ 21,103       $ 35,817       $ 48,231
                                         ========       ========       ========

Provision for income taxes:
  Current:
    Federal                              $  6,310       $  5,218       $ 16,595
    State                                   1,760          1,238          2,216
    Foreign                                 1,101          1,647             --
                                         --------       --------       --------

                                            9,171          8,103         18,811
                                         --------       --------       --------

  Deferred:
    Federal                                (1,591)         4,070         (1,643)
    State                                    (827)           342           (287)
                                         --------       --------       --------

                                           (2,418)         4,412         (1,930)
                                         --------       --------       --------

                                         $  6,753       $ 12,515       $ 16,881
                                         ========       ========       ========

                    ============        --------------------
38.                     NOTES               TO CONSOLIDATED
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

The provision for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% to income before income taxes as follows:

(DOLLARS IN THOUSANDS)                              1998            1997            1996
-----------------------------------------------------------------------------------------
Statutory federal tax provision                   $7,386         $12,536         $16,881
State taxes net of federal income tax benefit        823           1,397           1,929
Change in valuation allowance                     (1,044)           (115)         (3,504)
Foreign sales corporation benefit                   (913)         (1,440)             --
Other                                                501             137           1,575
                                                  ------         -------         -------

Provision for income taxes                        $6,753         $12,515         $16,881
                                                  ======         =======         =======


Deferred tax assets (liabilities) are composed of the following at March 31:

(DOLLARS IN THOUSANDS)                                              1998            1997
----------------------------------------------------------------------------------------
Reserves not currently deductible for tax purposes               $ 8,079        $  7,770
Depreciation                                                        (591)           (280)
Credit carryforwards                                               6,240           3,500
Loss carryforwards                                                    --           1,044
                                                                 -------        --------

Gross deferred tax assets                                         13,728          12,034
Gross deferred tax liabilities--
  Capitalized software production costs                           (3,892)         (3,572)
  Unrealized gain on securities                                   (1,954)             --
Valuation allowance                                                   --          (1,044)
                                                                 -------        --------

Net deferred tax assets                                          $ 7,882        $  7,418
                                                                 =======        ========


The net deferred tax assets shown above are presented in the Consolidated Balance Sheet as current deferred tax assets of $9.8 million and noncurrent deferred tax liabilities of $1.9 million.

The valuation allowance decreased $1.0 million in fiscal 1998 due to the realization of the benefit of certain tax loss carryforwards. No valuation allowance remains at March 31, 1998.

As of March 31, 1998, the Company has available federal tax credit carryforwards of $1.0 million expiring in year 2011, and alternative minimum tax credit carryforwards of $2.7 million available indefinitely. Also available at March 31, 1998, are state tax credit carryforwards of $2.5 million, also available indefinitely.


nine

     SIGNIFICANT CUSTOMERS

Sales to the U.S. government and its agencies amounted to 33%, 29% and 34% of revenue for fiscal years 1998, 1997 and 1996, respectively. These amounts include sales, which amounted to 29%, 27% and 30% of revenue for fiscal years 1998, 1997 and 1996, respectively, under contracts with the

                    ============        --------------------
                        NOTES               TO CONSOLIDATED                  39.
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

Department of Defense under which various government agencies can order products, installation and service from the Company. The Company had no other customers that accounted for more than 10% of revenue during these same periods.


ten
       SEGMENT INFORMATION

(DOLLARS IN THOUSANDS)                UNITED STATES          EUROPE     ELIMINATIONS    CONSOLIDATED
----------------------------------------------------------------------------------------------------
Year Ended March 31, 1998
  Sales to unaffiliated customers          $244,762        $ 63,959        $     --         $308,721
  Sales to foreign affiliates                32,754           4,063         (36,817)              --
                                           --------        --------        --------         --------

  Total revenue                            $277,516        $ 68,022        $(36,817)        $308,721
                                           --------        --------        --------         --------

  Operating income                         $ 11,561        $  5,218        $    363         $ 17,142
                                           --------        --------        --------         --------

  Identifiable assets at year end          $328,509        $ 24,661        $(18,613)        $334,557
                                           --------        --------        --------         --------

Year Ended March 31, 1997
  Sales to unaffiliated customers          $265,109        $ 59,329        $     --         $324,438
  Sales to foreign affiliates                28,294           4,764         (33,058)              --
                                           --------        --------        --------         --------

  Total revenue                            $293,403        $ 64,093        $(33,058)        $324,438
                                           --------        --------        --------         --------

  Operating income                         $ 27,616        $  4,921        $   (172)        $ 32,365
                                           --------        --------        --------         --------

  Identifiable assets at year end          $299,686        $ 26,180        $(24,213)        $301,653
                                           --------        --------        --------         --------

Year Ended March 31, 1996
  Sales to unaffiliated customers          $286,842        $ 52,057        $     --         $338,899
  Sales to foreign affiliates                21,409           4,316         (25,725)              --
                                           --------        --------        --------         --------

  Total revenue                            $308,251        $ 56,373        $(25,725)        $338,899
                                           --------        --------        --------         --------

  Operating income                         $ 43,607        $  2,560        $  1,241         $ 47,408
                                           --------        --------        --------         --------

  Identifiable assets at year end          $283,453        $ 27,801        $(29,297)        $281,957
                                           --------        --------        --------         --------

Sales to foreign affiliates represent products that are transferred on a basis intended to approximate arms-length prices as negotiated by unrelated entities. Domestic sales to unaffiliated customers include $51.0 million, $54.3 million and $39.9 million of export sales in fiscal years 1998, 1997 and 1996, respectively.

                    ============        --------------------
40.                     NOTES               TO CONSOLIDATED
                                        --------------------
                                        FINANCIAL STATEMENTS
                    ============        --------------------

eleven

     EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% to 17% to a maximum of $10,000 per year). Company contributions are discretionary and were $961 thousand, $860 thousand and $1.0 million for fiscal 1998, 1997 and 1996, respectively.


twelve

     FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments at March 31 were as follows:

                                          1998                     1997
                                  ---------------------    ---------------------
                                  CARRYING    ESTIMATED    CARRYING    ESTIMATED
(DOLLARS IN THOUSANDS)              AMOUNT   FAIR VALUE      AMOUNT   FAIR VALUE
--------------------------------------------------------------------------------


Assets
  Cash and cash equivalents       $ 59,512     $ 59,512    $ 39,141    $ 39,141
  Temporary cash investments      $101,990     $101,990    $ 99,581    $ 99,581
  Equity securities               $  7,582     $  7,582    $     --    $     --
Liabilities
  Foreign exchange contracts $ 5,097 $ 4,984 $ 2,882 $ 2,898 Convertible subordinated
    debentures                    $ 25,821     $ 24,530    $ 25,821    $ 22,464

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents--the carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

Temporary cash investments, equity securities, foreign exchange contracts and convertible subordinated debentures--fair values are based on quoted market prices.

                    ============        --------------------
                     INDEPENDENT              AUDITORS'                      41.
                                        --------------------
                                               REPORT
                    ============        --------------------


To the Stockholders and Board of Directors of Network Equipment Technologies,
Inc.

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries at March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

San Jose, California
April 15, 1998

                    ============        --------------------
42.                    COMMON              STOCK DIVIDENDS
                                        --------------------
                                           AND PRICE RANGE
                    ============        --------------------


DIVIDENDS

The Company has not paid cash dividends on its Common Stock, and it presently intends to continue this policy for the foreseeable future in order to retain earnings for the development of the Company's business.


MARKET PRICE

N.E.T.'s Common Stock is traded on the New York Stock Exchange under the symbol NWK. The following table sets forth, for the quarterly periods indicated, the high and low sale prices:


FISCAL 1998                                             HIGH             LOW
------------------------------------------------------------------------------

First quarter                                          $18.63          $11.25
Second quarter                                          22.38           17.13
Third quarter                                           20.19           12.75
Fourth quarter                                          16.88           11.63


FISCAL 1997                                             HIGH             LOW
------------------------------------------------------------------------------

First quarter                                          $31.63          $19.38
Second quarter                                          21.75           11.13
Third quarter                                           16.38           13.00
Fourth quarter                                          20.88           13.13

In addition, the Company's 7 1/4% convertible subordinated debentures trade in the over-the-counter market.

                    ============        --------------------
43.                  CORPORATE             DIRECTORY AND
                                        --------------------
                                            INFORMATION
                    ============        --------------------


CORPORATE DIRECTORY                            CORPORATE INFORMATION


Corporate Officers                             Annual Meeting

Joseph J. Francesconi                          The annual meeting of
President and Chief Executive Officer          stockholders will be held at
                                               10:00 a.m. on August 11, 1998,
Roger A. Barney                                at the Company's headquarters in
Vice President,                                Fremont, California.
Human Resources and Corporate Services
                                               Investor Relations
James B. De Golia
Vice President, General Counsel                N.E.T. welcomes inquiries from
and Assistant Secretary                        its stockholders and other
                                               interested investors. To receive
Samuel H. Ezekiel                              the Company's Annual Report,
Senior Vice President, Marketing               Form 10-K, quarterly financial
                                               results, and other corporate
Craig M. Gentner                               information, please dial our
Senior Vice President, Chief Financial         hotline at 888.828.8080, or
Officer and Corporate Secretary                write to Investor Relations at
                                               N.E.T., 6500 Paseo Padre
David P. Owen                                  Parkway, Fremont, CA 94555, or
Vice President,                                visit our World Wide Web site.
Strategy and Technology
                                               N.E.T. on the Internet
Raymond E. Peverell
Senior Vice President, Sales and Support       N.E.T.'s home page on the World
                                               Wide Web contains background on
G. Michael Schumacher                          the Company and its products,
Senior Vice President,                         financials, and other useful
Product Operations                             information. Our Web site is
                                               located at http://www.net.com.
Charles S. Shiverick
Vice President,                                Transfer Agent
Information Services and Reengineering
                                               First National Bank of Boston
Directors                                      Boston, Massachusetts

Dixon R. Doll                                  Independent Auditors
Managing General Partner,
Doll Capital Management                        Deloitte & Touche LLP
                                               San Jose, California
James K. Dutton
Director, Caere Corporation and ECCS,Inc.
                                               IDNX and the N.E.T. logo are
Joseph J. Francesconi                          registered trademarks, and
President and Chief Executive Officer, N.E.T.  FrameXpress, N.E.T., PanaVue,
                                               PrimeSwitch, PrimeVoice,
Walter J. Gill                                 Promina, SourcePoint, and
Vice President and Chief Technology            SwiftCell are trademarks of
Officer (retired), N.E.T.                      Network Equipment Technologies,
                                               Inc.
George M. Scalise
President, Semiconductor Industry Association  All other trademarks are the sole properties of their
Hans A. Wolf                                   respective companies.
Chairman of the Board, N.E.T.
Vice Chairman of the Board (retired),          (C)1998 Network Equipment
Syntex Corporation                             Technologies, Inc. All rights
                                               reserved.

                                               Printed in the U.S.A.


                                               LIT122-1998-20K

                                   NET [LOGO]




                                             6500 Paseo Padre Parkway
                                             Fremont, CA
                                             94555 U.S.A


                                             tel 510.713.7300
                                             fax 510.574.4000