Form 10-K, Exhibit 13
period 1999-03-31
NETWORK EQUIPMENT TECHNOLOGIES INC
filed 1999-06-29
CIK 752431

================================================================================
financial highlights
================================================================================

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
HIGHLIGHTS FOR YEARS ENDED MARCH 31,                             1999               1998
----------------------------------------------------------------------------------------
Revenue                                                      $263,835           $308,721
Operating income (loss)                                       (20,039)            17,142
Net income (loss)                                              (6,959)            14,350
Diluted earnings (loss) per share                                (.32)               .65
Working capital                                               177,088            199,890
Total assets                                                  313,112            334,557
7 1/4% convertible subordinated debentures                     24,706             25,821
Stockholders' equity                                         $233,013           $236,653
Number of employees                                             1,289              1,408


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1999 HIGHLIGHTS BY QUARTER                             FIRST        SECOND        THIRD        FOURTH
-----------------------------------------------------------------------------------------------------

Revenue                                              $71,426       $75,354      $65,914       $51,141
Net income (loss)                                      2,948         3,529         (735)      (12,701)
Diluted earnings (loss) per share                        .13           .16         (.03)         (.59)


Results for the fourth quarter of fiscal 1999 include a charge of $4.7 million, or $0.10 per diluted share, related to the Company's restructuring.

================================================================================
quarterly financial data (unaudited)
================================================================================

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       FIRST        SECOND        THIRD        FOURTH
-----------------------------------------------------------------------------------------------------
Fiscal Quarter 1999
Revenue                                              $71,426       $75,354      $65,914       $51,141
Gross margin                                          37,947        39,558       34,010        18,680
Net income (loss)                                      2,948         3,529         (735)      (12,701)
Diluted earnings (loss) per share                        .13           .16         (.03)         (.59)

Fiscal Quarter 1998
Revenue                                              $79,973       $77,847      $71,956       $78,945
Gross margin                                          42,475        42,018       37,364        41,079
Net income                                             5,655         5,759        2,477           459
Diluted earnings per share                               .26           .26          .11           .02

Results for the fourth quarter of fiscal 1999 include a charge of $4.7 million, or $0.10 per diluted share, related to the Company's restructuring. See Note Four in the Notes to Consolidated Financial Statements and Management's Discussion and Analysis.

Results for the fourth quarter of fiscal 1998 include a charge of $3.3 million, or $0.10 per diluted share, related to the Company's facilities. See Note One in the Notes to Consolidated Financial Statements and Management's Discussion and Analysis.

five year financial summary
-----------------------------------------------------------------------------------------------------


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------------------------
YEARS ENDED MARCH 31,                          1999        1998        1997         1996         1995
-----------------------------------------------------------------------------------------------------
Revenue                                    $263,835    $308,721    $324,438     $338,899     $284,036
Net income (loss)                            (6,959)     14,350      23,992       31,350       27,070
Diluted earnings (loss) per share              (.32)        .65        1.11         1.50         1.39
7 1/4% convertible
   subordinated debentures                   24,706      25,821      25,821       33,526       68,625
Total assets                                313,112     334,557     301,653      281,957      232,046

================================================================================
management's discussion and analysis
================================================================================

The following discussion should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes. The percentages in the following discussion differ from percentages calculated from the segmented information disclosed in Note Eleven Segment Information in the Notes to Consolidated Financial Statements. This difference results primarily from intercompany eliminations. The Company's future operating results may be affected by a number of factors, trends, and risks-many beyond the Company's control. These factors are discussed further within Business Environment and Risk Factors below and include, among others: advances and trends in new technologies; competitive pressures in the form of new products; changes in product mix; changes in domestic and international economic and/or political conditions; ability to develop and deliver new products; and other factors identified herein.


RESULTS OF OPERATIONS

The following table depicts data derived from the Consolidated Statements of Operations expressed as a percentage of revenue for each of the three years in the period ended March 31.

                                                    1999            1998            1997
----------------------------------------------------------------------------------------
Product revenue                                     59.6%           64.8%           66.2%
Service and other revenue                           40.4            35.2            33.8
----------------------------------------------------------------------------------------

   Total revenue                                   100.0           100.0           100.0
----------------------------------------------------------------------------------------

Product gross margin                                59.2            60.8            58.2
Service and other revenue gross margin              34.8            38.0            33.9
----------------------------------------------------------------------------------------

   Total gross margin                               49.3            52.8            50.0
----------------------------------------------------------------------------------------

Sales and marketing                                 33.0            28.3            23.8
Research and development                            17.3            14.1            12.7
General and administrative                           4.7             3.8             3.5
Facility relocation costs                            0.1             1.1             0.0
Restructuring costs                                  1.8             0.0             0.0
----------------------------------------------------------------------------------------

   Total operating expenses                         56.9            47.3            40.0
----------------------------------------------------------------------------------------

     Income (loss) from operations                  (7.6)            5.5            10.0
Interest income                                      2.5             2.2             1.9
Interest expense                                    (0.8)           (0.6)           (0.7)
Other                                                0.3            (0.3)           (0.2)
----------------------------------------------------------------------------------------

     Income (loss) before income taxes              (5.6)            6.8            11.0
Income tax provision (benefit)                      (2.9)            2.2             3.8
Extraordinary gain                                   0.1             0.0             0.2
----------------------------------------------------------------------------------------

Net income (loss)                                   (2.6)%           4.6%            7.4%
----------------------------------------------------------------------------------------


COMPARISON OF 1999 AND 1998

Revenue Total revenue in fiscal 1999 decreased $44.9 million, or 14.5%, from fiscal 1998. Product revenue and service and other revenue decreased $43.1 million and $1.8 million, respectively, for the year. The Company was impacted by a number of factors during the current fiscal year, which resulted in lower product shipments and an overall decrease in product revenue of 21.5% as compared to the prior fiscal year. Such factors included the Asian economic crisis, which adversely impacted revenues in the Company's international sales channels, slow adoption of ATM services by enterprise customers, and delays in delivering the Promina 4000 to the marketplace. Specifically, product sales in the Asia Pacific/Latin America channel declined 48.2%, and the Company's European channel declined 18.7%. International product sales were 42.0% and 48.1% of total product sales in fiscal 1999 and fiscal 1998, respectively. Total product sales in the U.S. Federal channel, which includes U.S. government sales and sales to U.S. government contractors, decreased 13.2% in fiscal 1999, principally due to governmental delays in network upgrade programs. Product sales for the Company's North America channel, while relatively flat year-over-year, were negatively impacted in the fourth quarter of fiscal 1999 by the restructuring of the sales organization.

================================================================================

================================================================================

Service and other revenue decreased 1.7% from the prior year. A $2.9 million decrease in service revenue, principally in the North America channel in the fourth quarter of fiscal 1999, offset the growth in revenue of $1.1 million in systems integration services in support of product sales to the U.S. government. Service revenue in the fourth quarter of fiscal 1999 was negatively impacted by lower product sales in the North America channel and a lower renewal rate for maintenance contracts.

Overall, revenue in the U.S. Federal channel decreased 4.3% over last year and decreased as a percentage of total revenue from 33.6% in fiscal 1998 to 32.1% in fiscal 1999. Total international revenue decreased 26.2% over last year, and in fiscal 1999, it represented 27.5% of the Company's total revenue as compared to 37.3% in fiscal
1998.

Gross Margin Total gross margin as a percentage of total revenue decreased to 49.3% in fiscal 1999 from 52.8% in fiscal 1998. Product gross margin decreased to 59.2% in fiscal 1999 from 60.8% in fiscal 1998. This decrease primarily resulted from unfavorable manufacturing volume variances, especially in the fourth quarter of fiscal 1999 where product revenue was down significantly from historical levels. Offsetting some of the impact of the volume variances was a favorable channel mix as an increased percentage of fiscal 1999 revenue represented sales through the North America channel and a decreased percentage through the Asia Pacific/Latin America channel.

The gross margin for service and other revenue decreased to 34.8% in fiscal 1999 from 38.0% in fiscal 1998. Service gross margin was negatively impacted by lower product revenue as well as a slow down in maintenance contract renewals in the fourth quarter of fiscal 1999. The gross margin on the systems integration services decreased to 20.0% in fiscal 1999 from 22.0% in fiscal 1998 due to changes in the mix of OEM products and services.

Management expects total gross margin in fiscal 2000 to remain fairly comparable to gross margins experienced in the second quarter and third quarters of fiscal 1999.

Operating Expenses Operating expenses increased $4.4 million in fiscal 1999 and increased as a percentage of total revenue to 56.9% in fiscal 1999 from 47.3% in fiscal 1998. The Company's fiscal 1999 operating expenses include a $4.7 million charge related to the restructuring of the Company's resources along global lines of business. In fiscal 1998, the Company's operating expenses included a $3.3 million charge related to the relocation of the Company's facilities. Excluding the non-recurring charges for both fiscal years, operating expenses would have increased $2.6 million and increased as a percentage of total revenue to 55.0% in fiscal 1999 from 46.2% in fiscal 1998. Due to the restructuring, management expects fiscal 2000 operating expense levels to remain comparable to expense levels in the second and third quarters of fiscal 1999.

Sales and marketing expense decreased $0.2 million in fiscal 1999. All of the year-over-year cost decrease occurred in the fourth quarter of fiscal 1999 as a result of the lower sales compensation due to lower sales volume and the realigning and restructuring of the various field sales organizations. As a percentage of total revenue, sales and marketing expense increased to 33.0% in fiscal 1999 from 28.3% in fiscal 1998 due to the lower sales volume. In fiscal 2000, management expects quarterly sales and marketing expense levels to remain comparable to expense levels in the second and third quarters of fiscal 1999.

Research and development expense increased $2.3 million in fiscal 1999 due to a continued increase in engineering resources directed at projects and technology under development. These costs are primarily related to recruitment, retention and staffing of these projects. In addition, the Company purchased over $9.0 million of depreciable capital equipment to support product development in fiscal 1999. As a result of this increased spending along with the lower total revenue in fiscal 1999, research and development expense also increased as a percentage of total revenue to 17.3% in fiscal 1999 from 14.1% in fiscal 1998. In fiscal 1999, $3.4 million of software production costs were capitalized as compared to $3.2 million in fiscal 1998. Management plans to continue funding research and development efforts at levels necessary to advance product programs and, in fiscal 2000, expects research and development quarterly spending levels to remain relatively comparable to expense levels in the second and third quarters of fiscal 1999.

General and administrative expense increased $0.5 million year-over-year and increased to 4.7% of total revenue as compared to 3.8% in fiscal 1998. In fiscal 2000, management expects general and administrative quarterly expense levels to remain comparable to expense levels in the second and third quarters of fiscal 1999.

================================================================================

================================================================================

In the fourth quarter of fiscal 1999, the Company recorded a $4.7 million charge related to the restructuring of the Company's resources around global lines of business to address specific markets. The restructuring included a reduction of approximately 10% of the Company's worldwide work force. This charge is composed primarily of employee salary continuation and outplacement costs. Also in fiscal 1999, the Company incurred $0.4 million in costs related to the facility move, which was principally completed in fiscal 1998. The $4.7 million restructuring and $0.4 million relocation charges had an impact of $0.11 on diluted loss per share.

Non-operating Items Interest income in fiscal 1999 decreased slightly from fiscal 1998 due to lower interest rates resulting from investment in tax-free securities. Interest expense remained fairly consistent year-over-year. Other income includes a gain of $1.0 million on the sale of a portion of equity securities held in a publicly traded company.

For the fiscal year ended March 31, 1999, the Company recorded an income tax benefit of $7.6 million as compared to an expense of $6.8 million for fiscal 1998, at an effective rate of 52% and 32% for fiscal 1999 and fiscal 1998, respectively. See Note Nine in the Notes to Consolidated Financial Statements.


COMPARISON OF 1998 AND 1997

Revenue Total revenue in fiscal 1998 decreased $15.7 million, or 4.8% from fiscal 1997. Product revenue and service and other revenue decreased $14.7 million and $1.0 million, respectively, for the year. The 6.8% decrease in product revenue was principally due to a 28.6% decline in sales in the North America channel caused by new product transition issues in the first half of the fiscal year. In the fourth quarter of fiscal 1998, total product sales of the Company's new Promina 800 product line were 27.3% of product sales. Total product sales in the U.S. Federal channel, which includes U.S. government sales and sales to U.S. government contractors, increased 10.9% in fiscal 1998. Strong fourth quarter product sales in the Asia Pacific/Latin America channel, principally in China, contributed to a 5.3% increase for the year. Product sales in Europe were down 4.3% in the year and offset the increase in the Asia Pacific/Latin America channel. International product sales were 48.1% of total product sales in fiscal 1998.

Service and other revenue decreased 1.0% from the prior year. A $2.8 million decrease in systems integration services in support of product sales to the U.S. government offset the growth in revenue of $1.8 million generated from both traditional and expanded service offerings.

Overall, revenue in the U.S. Federal channel increased 2.3% over the prior year and increased as a percentage of total revenue from 31.2% in fiscal 1997 to 33.6% in fiscal 1998. Total international revenue increased 1.3% over the prior year, and in fiscal 1998, it represented 37.3% of the Company's total revenue as compared to 35.0% in fiscal 1997.

Gross Margin Total gross margin as a percentage of total revenue increased to 52.8% in fiscal 1998 from 50.0% in fiscal 1997. Product gross margin increased to 60.8% in fiscal 1998 from 58.2% in fiscal 1997. This increase primarily resulted from a more favorable product mix, most notably in the shift from older and/or lower-end products which have lower gross margins, to newer products with higher gross margins. Product margins also increased, in part due to favorable manufacturing variances as a result of manufacturing efficiencies and cost reductions.

The gross margin for service and other revenue increased to 38.0% in fiscal 1998 from 33.9% in fiscal 1997. This increase was primarily the result of cost reductions and consolidation of the Company's service operations.

Operating Expenses Operating expenses increased $15.9 million in fiscal 1998 and increased as a percentage of total revenue to 47.3% in fiscal 1998 from 40.0% in fiscal 1997. The Company's operating expenses include a $3.3 million charge related to the relocation of the Company's facilities. Excluding this charge, operating expenses would have increased $12.6 million and increased as a percentage of total revenue to 46.2%.

Sales and marketing expense increased $9.9 million in fiscal 1998 due to the addition of personnel to support continued expansion of the sales and marketing infrastructure. The increase in spending also resulted from increased tradeshow, advertising and travel expenses in conjunction with new product launches. As a percentage of total revenue, sales and marketing expense increased to 28.3% in fiscal 1998 from 23.8% in fiscal 1997, primarily due to the increased expenses and lower sales volume.

================================================================================

================================================================================

Research and development expense increased $2.4 million in fiscal 1998 due to employment and capital equipment increases to support product development. As a result of this increased spending, research and development expense also increased as a percentage of total revenue to 14.1% in fiscal 1998 from 12.7% in fiscal 1997. In fiscal 1998, $3.2 million of software costs were capitalized as compared to $2.8 million in fiscal 1997, as more projects reached technological feasibility in line with planned new product introductions in fiscal 1998 and 1999.

General and administrative expense increased $0.3 million year-over-year and increased to 3.8% of total revenue as compared to 3.5% in fiscal 1997.

In the fourth quarter of fiscal 1998, the Company recorded a $3.3 million charge related to the relocation of the Company's facilities to Fremont, California, approximately 12 miles from its former site in Redwood City. This charge was composed primarily of the remaining lease commitment on the Redwood City facility for the period when the facility was vacant. The $3.3 million charge had an impact of $0.10 on diluted earnings per share.

Non-operating Items Interest income in fiscal 1998 increased from fiscal 1997 due to higher cash balances, offset partially by lower rates resulting from investment in tax-free securities. Interest expense, primarily related to the 7 1/4% convertible subordinated debentures, decreased slightly as a result of repurchases of the Company's convertible subordinated debentures during fiscal 1997.

For the fiscal year ended March 31, 1998, the Company recorded income tax expense of $6.8 million as compared to $12.5 million for fiscal 1997, at an effective rate of 32% and 35% for fiscal 1998 and fiscal 1997, respectively. See Note Nine in the Notes to Consolidated Financial Statements.


BUSINESS ENVIRONMENT AND RISK FACTORS

All statements in this Annual Report that are not historical are forward-looking statements that involve risks and uncertainties including, but not limited to, the risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission. Actual results may differ materially from those projected.

Sales Historically, the majority of the Company's revenue in each quarter has resulted from orders received and shipped in that quarter. In addition, the Company's backlog at the beginning of a quarter is generally insufficient to achieve expected net sales for the quarter. Because of ordering patterns and potential delivery schedule changes, the Company does not believe that backlog is indicative of future revenue levels. Since a large portion of the Company's orders historically have been received and filled in the last month of the quarter, forecasting sales during a quarter is difficult, and there is a significant risk of excessive or inadequate inventory if orders do not match forecast. Furthermore, if large orders do not close when forecasted or if near-term demand weakens for the products the Company has available to ship, the Company's operating results for that or subsequent quarters would be adversely affected. Beginning the fourth quarter of fiscal year 1999, the Company put in place a lead time policy whereby orders received within the last two weeks of a quarter may be booked in the current quarter, but will be neither shipped nor included in revenue until the next quarter. The Company cannot say with certainty what the effect of the change in lead time policy will be on customer ordering patterns.

Sales of networking products fluctuate based upon a number of factors such as capital spending levels and general economic and market conditions. Future declines in networking product sales as a result of general economic and marketing conditions or for other reasons could have a materially adverse affect on the Company's business, financial position or results of operations. In particular, international sales will continue to account for a significant portion of the Company's sales in future periods. International sales tend to have risks which are difficult to foresee and plan for including political and economic stability, regulatory changes, currency exchange rates, tax rates and structures, and collection of accounts receivable. Events outside North America, especially in Asia and Latin America, have adversely impacted and may continue to adversely impact the Company's business, financial position or results of operations in the future. The Company has limited visibility into factors that could influence its revenue, mix of product orders and other revenue sources and margins, particularly in international markets that are served primarily by non-exclusive resellers.

================================================================================

================================================================================

Further, a significant portion of the Company's revenue comes from contracts with the U.S. government, most of which do not include purchase commitments. Orders from the U.S. government or from other customers may not continue at historical levels, and it is possible that the Company will not be able to obtain orders from new customers.

Competition All markets for the Company's products are very competitive and dynamic. The Company competes directly both internationally and domestically with a number of different companies. Many of these companies have greater financial, marketing and technical resources and offer a wider range of networking products than the Company. In addition, the Company has distribution, product and technology relationships with a number of significant customers, resellers and other entities that are considered by the Company to be strategic. Most of the Company's competitors have similar relationships with their respective customers and other parties. Changes in the Company's relationships or changes in similar relationships among competitors could have a material impact on competitive and other factors described above, including the Company's operating results.

Products The Company's products incorporate intellectual property and technology owned by the Company or licensed from third parties. The Company's ability to maintain and enhance the value of its intellectual property and technology and third party licenses will affect future product and service offerings. Moreover, the Company believes that operating results will depend on successful development and introduction of new products and enhancements to existing products and service offerings. The markets for the Company's products are characterized by rapid technological changes, evolving industry standards, frequent new product introductions and enhancements and significant price com-petition. The interaction of these factors could negatively impact the market for the Company's existing products as well as for products under development and thereby adversely affect the Company's business, financial position or results of operations. The Company may not be able to respond effectively to technological changes or new product announcements by competitors. Further, the Company may not be able to successfully develop and market new products or product enhancements, and the Company cannot say for certain that customers will accept new, enhanced and existing products and services in quantities and at prices and margins that are consistent with the Company's expectations.

The majority of the Company's product sales involve a discount from the Company's standard list price. Discounting is standard in the sale of networking products. In fiscal year 2000, the Company has begun a program to price its products to reflect more accurately the prices charged in the market. It is not the intent of the program to reduce prices. The program is designed to be revenue neutral so that while prices are adjusted downward, discounts will be adjusted downward as well. Although it is the intent of the program not to impact margins, there can be no guarantee that competition or other factors would not require continued discounting, thereby adversely affecting the Company's business, financial position or results of operations.

Technology The Company is currently in the process of filing patent applications in the U.S. to protect its proprietary technology in its new products. The Company does not know whether the patents will be granted and until patents are issued, third parties could assert infringement claims against the Company and could be successful in those assertions. In addition, the Company does a material amount of business outside the U.S. Laws outside the U.S. may not protect the Company's proprietary rights to the same degree as do U.S. laws.

Personnel The Company's success depends in part on its ability to attract and retain executive officers, senior managers and other employees necessary to support planned revenue goals. In fiscal year 1999, the Company has undergone significant changes in its executive officers and senior managers. In particular, the President and Chief Executive Officer, Chief Financial Officer, General Counsel and Senior Vice President of Marketing have resigned. The Company has hired a new President and Chief Executive Officer who started with the Company on June 1, 1999. The new President and Chief Executive Officer will be responsible for filling the Chief Financial Officer and Senior Vice President of Marketing positions. At this time, the Company has decided not to fill the General Counsel position and instead has made an internal promotion of a Managing Counsel to manage the Company's legal affairs. The failure of the Company to attract, hire and retain executive officers, senior managers and other key personnel or the failure of new management, if hired, to execute Company strategy could have a material adverse affect on the Company's business, financial position or results of operations.

================================================================================

================================================================================

Restructuring In March 1999, the Company instituted a worldwide restructuring plan to align its operations with its new line of business operating model and to bring expenses in line with projected revenue. The Company closed several offices and reduced its work force by approximately 10%. As a result of these and other factors, the Company incurred significant losses in the fourth quarter of fiscal year 1999. While the Company does not project any further expenses related to the restructuring at this time, it cannot be certain that additional expenditures will not be required in the future, nor can the Company be assured that the restructuring will have a positive effect long term.

Third Party Suppliers The Company's products include components, assemblies and subassemblies that are currently available from single sources and, in some cases, are in short supply. The unavailability of certain components from current suppliers could result in delayed availability of certain products, thereby adversely affecting the Company's business. Testing and manufacturing of products designed by N.E.T. have generally been outsourced to third parties. Final test and assembly is generally performed at the Company's Fremont, California, facility. Pursuant to several types of agreements, the Company also resells products designed or manufactured by third parties, and the Company relies to a significant degree on such third parties for order fulfillment, quality control and support of their products. Such products are generally available to end users from sources other than the Company and are generally sold or licensed by the Company at gross margins that are lower than products designed and manufactured by the Company. Limited availability of products designed or manufactured by third parties, price increases for such products or business interruptions in their manufacture could adversely impact revenue, gross margin or earnings from such third party products.

Year 2000

THIS STATEMENT IS INTENDED AS A YEAR 2000 READINESS DISCLOSURE.

Introduction The Year 2000 computer issue creates risks for all companies, particularly those heavily dependent on or producing information technology ("IT") products such as the Company. Management believes that the risk for the Company exists in four principal areas: potential warranty or other claims from the Company's customers related to its products or services, the potential failure of systems used by the Company to run its business, the potential failure of systems used by the Company's suppliers and reduced spending by other companies on networking solutions as a result of significant information systems spending on Year 2000 remediation.

In recognition of this risk, in early 1997, the Company established a Year 2000 compliance team to identify and attempt to minimize the effect of Year 2000 issues on the Company. The compliance team is continuing the process of assessing the potential impact of the advent of the Year 2000 on the Company's products, customers, suppliers and internal systems, both IT and non-IT. The Company expects to complete such evaluation no later than September 30, 1999. The Company cannot predict the ultimate outcome of its Year 2000 compliance program. If the Company is not successful in identifying and remediating Year 2000 problems relating to its internal systems, or if suppliers or customers material to the Company experience Year 2000 failures, the Company's business, financial position or results of operations may be materially adversely affected.

Products and Services The Company has completed an evaluation of all its current product offerings to determine Year 2000 compliance. The majority of the products sold currently by the Company are Year 2000 compliant. A few products were sold during fiscal year 1999 that were not compliant; however, these products were not a major source of Company revenue, and no such products are currently being sold by the Company. Non-compliant products are identified in the N.E.T. Products Year 2000 Compliance Program posted on the Company's web site. There are certain non-Year 2000 compliant products installed in customer networks that the Company no longer sells. While the Company has a migration path for many of these products that allows customers to become Year 2000 compliant, customers may choose not to take advantage of the available migration path.

In addition to its own manufactured product lines, the Company has also resold a number of products manufactured by third parties. Some of those products have carried the Company's label and have been sold as the Company's product and warranted by the Company's standard product warranty. The Company is relying primarily on the written assurances of the private label manufacturers as to the Year 2000 compliance of these products, as the Company

================================================================================

================================================================================

cannot independently assess this compliance for these products. For products resold by the Company but which carry the original equipment manufacturer's label ("OEM products"), the Company has passed on to the customer the manufacturer's warranty rather than the Company's warranty. Although many OEM products have no Year 2000 problems as they lack a clocking device which would be affected by the advent of the Year 2000, other OEM products contain components vulnerable to the Year 2000. The Company has substantially completed its assessment of the Year 2000 compliance of these OEM products and is in the process of seeking further protection, if deemed necessary, from OEM vendors. Notwithstanding the Company's efforts to seek appropriate protection, there can be no guarantee that the Company will be able to obtain any added protection. In addition, since the Company is not able to control the Year 2000 compliance of any OEM products, the Company may face Year 2000 claims should these products fail.

In addition to the sale of products, the Company also sells post-sale maintenance services to end users buying products directly from the Company and to its resellers of product (collectively "customers"). The Company generally does not provide post-sale maintenance services to customers who purchase products through resellers ("reseller end users"). The standard written maintenance agreements in effect since 1992 require the Company to make reasonable efforts to resolve software errors; however, such standard written maintenance contracts do not otherwise provide that the Company is to provide the software or hardware necessary to make the customer's system Year 2000 compliant. Certain older maintenance agreements, however, primarily those entered into prior to 1992, have broader product support provisions. The Company is currently evaluating its potential duties under these older maintenance contracts.

Customers The Company has posted on its web site the N.E.T. Products Year 2000 Compliance Program, which provides its customers and resellers with information on the Year 2000 compliance status of N.E.T. products and identifies solutions for achieving network system and application compliance prior to the Year 2000. In addition, in late 1997, the Company mailed the then current Compliance Program information to the majority of its customers. The Company is currently in the process of determining which direct sale end users and which reseller end users have not yet made their equipment Year 2000 compliant. Substantial portions of the Company's sales are to end users outside of the U.S. These sales are through resellers of the Company's products. Not all direct sale or reseller end users, especially those in locations outside the U.S., have undertaken Year 2000 compliance programs. Regions outside of the U.S. have not been as focused on the system problems associated with the advent of the Year 2000, and customers in these regions have been slower to take the remedial action necessary to become Year 2000 compliant. The inability of the Company's products to handle the transition to the Year 2000 could result in increased customer satisfaction issues, servicing costs, potential lawsuits and other material costs and liabilities.

In addition, while the Company has been working with its resellers to ensure that the reseller's end user base is informed of Year 2000 issues, the Company cannot guarantee that its resellers have communicated sufficiently or accurately with all their end users, that reseller end users have understood the seriousness of the Year 2000 problem, or that those end users will take the necessary actions to fix any Year 2000 problem associated with their installed products.

Year 2000-related litigation instituted to date indicates that direct sale and reseller end users who have not upgraded their installed products to become Year 2000 compliant may assert warranty, contract, tort, and/or statutory claims against the Company as a way to recover any damages suffered as a result of the customer's failure to become Year 2000 compliant. Resellers may assert similar claims, as well as claims for indemnity, against the Company if the reseller has such claims made against it by the reseller's end users. Since early 1998, the Company's product warranty has limited the warranty provided for Year 2000-related problems. As the Company's product warranty runs for one year, the Company does not at this time foresee significant exposure in the U.S. from product warranty claims involving Year 2000 compliance. The Company cannot, however, predict with any accuracy how legislative action or judicial decisions may impact the warranty requirements placed upon the Company or a customer's ability to successfully prosecute a Year 2000 claim against the Company should one be asserted. Moreover, if claims were to be asserted in countries outside the U.S., it would be difficult to predict actions or rulings outside the U.S. where legal responsibilities and judicial proceedings are not as well defined and, were unfavorable rulings to occur, there could be a material adverse affect on the Company's business, financial position or results of operations.

================================================================================

================================================================================

The Company's revenue may be adversely impacted if current and prospective customers devote a substantial portion of their information systems spending to evaluation and remediation of Year 2000 issues that could divert money away from spending on networking solutions. This diversion could have a material adverse impact on the Company's future sales volume.

Internal Systems The Year 2000 compliance team has been and is evaluating Year 2000 issues related to the Company's internal systems, both IT systems and non-IT systems, upon which the Company relies in conducting its business, including financial systems, manufacturing applications, customer service and support, desktop applications and infrastructure such as networks, telecommunications products, banking and financial services, service providers and security systems. The Year 2000 compliance team expects to finish its Year 2000 evaluation by September 30, 1999. As the Company's Year 2000 compliance team continues its work, it may discover new or additional Year 2000 problems, may not be able to develop and implement remediation or contingency plans, or may find that the costs of these activities exceed current expectations and become material.

Mission-Critical Systems The Company is identifying and testing its mission-critical systems to identify Year 2000 problems, if any, and is in the process of developing plans to remediate any identified Year 2000 problems. Mission- critical systems have been categorized according to the level of impact a failure would have upon the Company, i.e., "catastrophic" (causing a shutdown of all or a part of the business) or "business interrupting" (interrupting system functioning but not causing an actual shutdown). Testing of all mission-critical systems is expected to be completed by September 30, 1999. The Company intends to have contingency plans in place to deal with any impact of the Year 2000 on all Company mission-critical systems. All such contingency plans are scheduled to be finalized by June 30, 1999, and to be implemented by September 30, 1999. Despite the implementation of any contingency plan, the inability to remedy a Year 2000 problem and the consequent failure of any internal systems could cause a material disruption in the Company's operation.

The Company estimates that by June 30, 1999, 90% of its mission-critical systems in all categories will be compliant with requirements to continue functioning after the advent of the Year 2000. The Company expects that all systems, both mission-critical and non-mission-critical, will be Year 2000 compliant by September 30, 1999.

Third Party Suppliers for Internal Systems The Company has historically worked with its suppliers to ensure their ability to meet Company demands. The Company is in the process of reviewing its mission-critical third party suppliers to determine the suppliers' Year 2000 compliance as it impacts the services and products supplied to the Company. The Company has surveyed the Year 2000 readiness of the majority of its mission-critical suppliers. The third party supplier reviews to date have not uncovered any material Year 2000 problems although most suppliers are currently still in the process of evaluating their internal systems for Year 2000 compliance. The Company has also evaluated the Year 2000 compliance of products supplied for mission-critical systems and has upgraded such products to be Year 2000 compliant in line with the recommendations made by the supplier. For all mission-critical suppliers, the Company is in the process of developing contingency plans to ensure that any potential business interruption caused by Year 2000 problems are mitigated. The costs of implementing these contingency plans are still being evaluated, and these costs may have an adverse affect on the Company's business, financial position or results of operations. Third party supplier Year 2000 failures remain a possibility and could have an adverse impact on the Company's business, financial position or results of operations.

Worst-Case Scenario and Contingency Plans The Company believes that the most reasonably likely worst- case scenario would involve problems with services and systems supplied by third parties such as electricity, water, telecommunications, transportation channels and mission-critical suppliers, rather than from the failure of the Company's internal systems. The Company has a limited ability to assess and control the failure of third parties, especially those third parties supplying infrastructure services to a large geographic area such as electric and telecommunications companies. The Company has developed contingency plans to deal with the failure of these infrastructure suppliers to the extent possible. Any contingency plan, however, will be limited by the Company's ability to provide infrastructure services normally provided on a large geographic basis.

================================================================================

================================================================================

Outside the Company's headquarters facility, Company offices support sales and service functions. A worst-case scenario involving system-wide failures of telecommunications services to locations outside the U.S. would impact the Company's ability to engage in sales activities and to provide post-sale support services to customers outside the U.S. The Company has developed contingency plans to deal with the worldwide full or partial loss of telecommunications services. Should the Company lose telecommunications services worldwide for any extended period of time, or should alternate communications systems not be available, the Company may be unable to communicate with worldwide locations. This could result in an inability to process customer orders and/or manufacture and ship products, which could materially impact the Company's results of operations. In addition, the Company's ability to provide maintenance support to customers with Year 2000 network problems could be seriously limited as post-sale support relies on telephone calls or e-mail messages to and from the Company's Technical Assistance Centers.

The Company is planning for increased calls to its Technical Assistance Centers due to anxiety on the part of its customer base as the Year 2000 approaches. The Company will be adding staff at both its Virginia and Crawley, England, centers to handle any increase in call traffic. In addition, staffing will be maximized for the period running from the end of December 1999 through the beginning of January 2000.

In addition to infrastructure suppliers, the Company could face a worst-case scenario involving third party suppliers of mission-critical services or systems who are forced to shut down either partially or completely due to Year 2000-related systems failure. While the Company has surveyed its mission-critical third party suppliers to ensure that they are addressing Year 2000 issues and have put into place contingency plans which it believes will help to alleviate supplier problems, the activities of third parties are outside the control of the Company so there can be no guarantee that third parties will take the actions necessary to alleviate Year 2000 issues or that factors not currently foreseeable will not have a negative impact on the Company's ability to carry out its contingency plans. In particular, the contingency plans developed by the Company's manufacturing department require that third party suppliers provide additional inventory to the Company by December 27, 1999. This higher level of inventory may involve increased costs to the Company and the risk of write-downs in the value of the inventory if held for a prolonged period of time.

Finally, the Company may not be able to provide or obtain alternate materials or services in all instances. In its contingency plans, the Company has attempted to identify substitute and second source suppliers. For certain areas of the Company, substitute or second source suppliers may not be readily available or, if available, may not be able to quickly supply products or services required.

Risks If certain internal systems, Company products and third party products are not Year 2000 compliant, the Company could experience a material negative impact on its business, financial position or results of operations and relating to factors that include, among others: diversion of resources by the Company to address and/or remediate Year 2000 issues; disruption of qualification to sell products in certain foreign jurisdictions; litigation expense; service delays to the Company's customers arising from the failure of vendors, manufacturers and service providers to adequately address Year 2000 issues; and increased warranty and other claims by the Company's customers and/or increased product and system repair, replacement, service and maintenance obligations under its existing and future sales, service and maintenance agreements.

The Company currently cannot accurately assess or estimate the possible impact of the foregoing risks and liabilities because: the legal standards for Year 2000 liability presently are uncertain, particularly in foreign jurisdictions; the Company's Year 2000 obligations will depend on, among other things, the varying contractual terms contained in its sales, service and maintenance agreements with respect to the particular customer and the nature of such customer's Year 2000 issue; and there can be no assurance that indemnification or pass-through arrangements relating to the Company's sales, service and maintenance agreements will cover all of the Company's liabilities and costs incurred in potential Year 2000-related claims.

Notwithstanding, the Company believes that the aggregate cost of resolving the foregoing issues, defending any claims that may be asserted and satisfying adverse judgments, if any, could potentially materially and adversely affect the Company's business, financial position or results of operations.

================================================================================

================================================================================

Costs The Company's efforts to make its internal systems and products Year 2000 compliant have been undertaken largely by using its existing work force. In a few instances, consultants have been engaged. It is expected that the costs for all consultants should not exceed $300 thousand in total. The Company has spent approximately $1.3 million to date for Year 2000-related costs and currently expects that the total cost of all Year 2000 efforts will not exceed $2 million. These cost estimates do not include the fixed costs involved with employee time spent on Year 2000 matters, nor does it include costs incurred to test products and make those products Year 2000 compliant as those costs were incurred in 1997 and at that time, were not separated out from other product development costs. Finally, the cost estimates provided do not include any potential costs related to customer or other claims or potential amounts related to executing contingency plans, such as costs incurred as a result of an infrastructure or supplier failure. The Company has adequate general funds with which to pay for all expected Year 2000 costs. The Company expects that expenditures for the Year 2000 compliance of internal systems will decline after September 1999.

The foregoing statements are based upon management's best estimates at the present time, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans, third party assurances of Year 2000 compliance and other factors. There can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to: the availability and cost of personnel trained in this area; the ability to locate and correct all relevant computer codes; the nature and amount of programming required to upgrade or replace each of the affected programs; the rate and magnitude of related labor and consulting costs; and the success of the Company's end users and suppliers in addressing the Year 2000 issue. The Company's evaluation is ongoing and it expects that new and different information will become available as the evaluation continues. Consequently, there is no guarantee that all material elements will be Year 2000 ready in time.

Other Risks Litigation or other claims based on securities, intellectual property, product, regulatory or other issues or factors could materially adversely affect the Company's business, financial position or results of operations.

Because of the factors described above as well as others that may affect the Company's operating results, past financial results may not be an accurate indicator of future performance.

Quantitative and Qualitative Disclosures The following table presents the hypothetical changes in fair market values in the financial instruments held by the Company at March 31, 1999, that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), 100 BPS and 150 BPS over a six month horizon. Beginning fair values represent the market principal plus accrued interest, dividends and certain interest rate sensitive securities considered cash and equivalents for financial reporting purposes at March 31, 1999. Ending fair values comprise the market principal plus accrued interest, dividends and reinvestment income at a six month horizon. This table estimates the fair value of the portfolio at a six month time horizon:

                                    VALUATION OF SECURITIES          NO CHANGE        VALUATION OF SECURITIES
                                     GIVEN AN INTEREST RATE         IN INTEREST        GIVEN AN INTEREST RATE
                                   DECREASE OF X BASIS POINTS          RATES         INCREASE OF X BASIS POINTS
------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)        (150 BPS)    (100 BPS)     (50 BPS)                   50 BPS     100 BPS     150 BPS
------------------------------------------------------------------------------------------------------------------
Cash equivalents              $ 12,221     $ 12,237     $ 12,252     $ 12,267     $ 12,283    $ 12,298    $ 12,313
U.S. government
   and municipalities           66,132       66,018       65,905       65,741       65,628      65,517      65,405
Corporate notes and bonds       19,191       19,074       18,958       18,544       18,460      18,377      18,295
Other debt securities           29,790       29,592       29,397       29,205       29,015      28,828      28,644
Foreign debt issuances           6,322        6,337        6,352        6,717        6,703       6,688       6,673
------------------------------------------------------------------------------------------------------------------

Total                         $133,656     $133,258     $132,864     $132,474     $132,089    $131,708    $131,330
==================================================================================================================

================================================================================

================================================================================

A 50 BPS move in the Federal Funds Rate has occurred in 9 of the last 10 years; a 100 BPS move in the Federal Funds Rate has occurred in 6 of the last 10 years; and a 150 BPS move in the Federal Funds Rate has occurred in 4 of the last 10 years.

The following analysis presents the hypothetical change in fair value of the public equity investment held by the Company that is sensitive to changes in the stock market. This instrument is held for purposes other than trading. This stock has only been publicly traded for approximately one year and therefore has limited historical data. New publicly traded equity instruments are typically highly volatile. From this instrument's introduction to the market to March 31, 1999, the stock price has ranged from a low of $8 per share to a high of $43.75 per share. In fiscal 2000, the Company liquidated all its holdings at an average price of $36 per share. The modeling technique used measures the hypothetical change in the stock's price. Stock price fluctuations of plus or minus 25%, plus or minus 50% and plus or minus 75% were based upon volatility of the stock and its limited history.

This table estimates the fair value of the publicly traded corporate equity instrument:


                                        VALUATION OF SECURITY       FAIR VALUE         VALUATION OF SECURITY
                                          GIVEN XX% DECREASE          AS OF              GIVEN XX% INCREASE
                                            IN STOCK PRICE        MARCH 31,1999            IN STOCK PRICE
-------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)             (75%)        (50%)        (25%)                      25%         50%         75%
-------------------------------------------------------------------------------------------------------------------
Equity investment              $ 2,906      $ 5,811      $ 8,717      $11,623      $14,528     $17,434     $20,340
-------------------------------------------------------------------------------------------------------------------


The Company is exposed to foreign currency rate fluctuation when translating foreign operations in the Consolidated Financial Statements. If the foreign currencies fluctuated by 10%, there would not be a material impact to the Company's business, financial position or results of operations.


LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 1999, the Company had cash, cash equivalents and temporary cash investments of $154.6 million, as compared to $161.5 million at the end of fiscal 1998. Temporary cash investments include an equity investment that was classified in other assets in fiscal 1998. Cash provided by operations was $19.0 million in fiscal 1999, a $34.7 million decrease over the prior year. This decrease was principally due to a net loss in fiscal 1999, decreases in accounts receivable, accounts payable, and accrued liabilities and an increase in deferred income taxes.

Net cash used for investing activities consisted primarily of purchases of property and equipment of $32.2 million and additions to software production costs of $3.4 million. Additionally, net purchases of temporary cash investments of $27.1 million were made in fiscal 1999.

Net cash used for financing activities was composed of $5.3 million from the issuance of Common Stock related to the employee stock benefit plans, $5.6 million used for the repurchase of Common Stock and $1.0 million used for the repurchase of debentures.

As of March 31, 1999, the Company had available an unsecured $10.0 million line of credit. Borrowings under this committed borrowing facility are available through May 2000 and bear interest at the bank's base rate (which approximates prime). At March 31, 1999, there were no outstanding borrowings under this facility.

In April 1997, the Company announced a 12-year operating lease agreement pursuant to which a new corporate headquarters facility was built in Fremont, California. In conjunction with the project management, design and construction of the new facility, the Company has expended $11.6 million and $1.2 million, net of landlord contributions, in fiscal 1998 and fiscal 1999, respectively, most of which has been capitalized. The Company believes that there are no further significant expenditures to be incurred related to this project.

The Company believes that current cash and cash equivalents, temporary cash investments and cash flows from operations will be sufficient to fund operations, purchases of capital equipment and research and development programs currently planned at least through fiscal 2000.

================================================================================
consolidated balance sheets
================================================================================

DOLLARS IN THOUSANDS
MARCH 31,                                                                1999         1998
------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                         $ 13,720     $ 59,512
   Temporary cash investments                                         140,843      101,990
   Accounts receivable, net of allowances of $3,375 in 1999
     and $3,926 in 1998                                                46,381       71,714
   Inventories                                                         19,193       19,713
   Deferred income taxes                                                5,510        9,836
   Prepaid expenses and other assets                                    6,834        7,254
------------------------------------------------------------------------------------------

     Total current assets                                             232,481      270,019
------------------------------------------------------------------------------------------
Property and equipment:
   Machinery and equipment                                            108,230      105,128
   Furniture and fixtures                                               9,716        2,881
   Leasehold improvements                                              20,013        2,803
   Construction in progress                                             1,451       14,104
------------------------------------------------------------------------------------------

                                                                      139,410      124,916
   Less accumulated depreciation and amortization                     (83,533)     (82,259)
------------------------------------------------------------------------------------------

     Property and equipment, net                                       55,877       42,657
Software production costs, net                                          6,129        5,491
Deferred income taxes                                                   9,053          --
Other assets                                                            9,572       16,390
------------------------------------------------------------------------------------------

                                                                     $313,112     $334,557
==========================================================================================

Liabilities and Stockholders' Equity Current liabilities:
   Accounts payable                                                  $ 11,755     $ 21,890
   Accrued liabilities                                                 43,638       48,239
------------------------------------------------------------------------------------------
     Total current liabilities                                         55,393       70,129
------------------------------------------------------------------------------------------

Deferred income taxes                                                     --         1,954
71/4% convertible subordinated debentures                              24,706       25,821
Stockholders' equity:
   Preferred Stock, $.01 par value
     Authorized: 5,000,000 shares
     Outstanding: none                                                    --           --
   Common Stock, $.01 par value
     Authorized: 50,000,000 shares
     Outstanding: 21,509,000 shares in 1999 and
        21,454,000 shares in 1998                                         215          215
   Additional paid-in capital                                         180,596      176,452
   Treasury stock                                                      (4,853)      (1,430)
   Cumulative comprehensive income                                      5,921        3,323
   Retained earnings                                                   51,134       58,093
------------------------------------------------------------------------------------------
     Total stockholders' equity                                       233,013      236,653
------------------------------------------------------------------------------------------
                                                                     $313,112     $334,557
==========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
consolidated statements of operations and comprehensive income (loss):
================================================================================


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED MARCH 31,                                         1999         1998         1997
--------------------------------------------------------------------------------------------
Revenue:
   Product revenue                                       $ 157,119    $ 200,199    $ 214,862
   Service and other revenue                               106,716      108,522      109,576
--------------------------------------------------------------------------------------------

     Total revenue                                         263,835      308,721      324,438
--------------------------------------------------------------------------------------------
Cost of sales:
   Cost of product revenue                                  64,065       78,468       89,746
   Cost of service and other revenue                        69,575       67,317       72,397
--------------------------------------------------------------------------------------------

     Total cost of sales                                   133,640      145,785      162,143
--------------------------------------------------------------------------------------------
Gross margin                                               130,195      162,936      162,295
Operating expenses:
   Sales and marketing                                      87,025       87,248       77,382
   Research and development                                 45,768       43,442       41,054
   General and administrative                               12,351       11,815       11,494
   Facility relocation costs                                   395        3,289         --
   Restructure costs                                         4,695         --           --
--------------------------------------------------------------------------------------------

     Total operating expenses                              150,234      145,794      129,930
--------------------------------------------------------------------------------------------
        Income (loss) from operations                      (20,039)      17,142       32,365
Interest income                                              6,580        6,726        6,284
Interest expense                                            (1,975)      (1,968)      (2,310)
Other                                                          738         (797)        (522)
--------------------------------------------------------------------------------------------

        Income (loss) before income taxes                  (14,696)      21,103       35,817
Income tax provision (benefit)                              (7,642)       6,753       12,515

--------------------------------------------------------------------------------------------
        Income (loss) before extraordinary gain             (7,054)      14,350       23,302
Extraordinary gain on repurchase of debentures                  95         --            690
--------------------------------------------------------------------------------------------

Net income (loss)                                        $  (6,959)   $  14,350    $  23,992
============================================================================================

Basic earnings (loss) per share:
   Income (loss) before extraordinary gain               $    (.33)   $     .68    $    1.12
============================================================================================

   Net income (loss)                                     $    (.32)   $     .68    $    1.15
============================================================================================

Diluted earnings (loss) per share:
   Income (loss) before extraordinary gain               $    (.33)   $     .65    $    1.08
============================================================================================

   Net income (loss)                                     $    (.32)   $     .65    $    1.11
============================================================================================

Shares used in per share computation:
   Basic                                                    21,508       21,246       20,888
============================================================================================

   Diluted                                                  21,508       22,034       21,637
============================================================================================

Consolidated Statements of Comprehensive Income (Loss)
Net income (loss)                                        $  (6,959)   $  14,350    $  23,992
--------------------------------------------------------------------------------------------

Other comprehensive income (loss), net of tax:
   Cumulative translation adjustments                         (372)          54          441
   Net unrealized gains (losses) on securities, net
     of taxes of $1,564 In 1999 and $2,054 in 1998           2,970        3,815          (44)
--------------------------------------------------------------------------------------------

Comprehensive income (loss)                              $  (4,361)   $  18,219    $  24,389
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
consolidated statements of cash flows
================================================================================

(DOLLARS IN THOUSANDS)
YEARS ENDED MARCH 31,                                               1999         1998         1997
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                 $  59,512    $  39,141    $  52,319
--------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net income (loss)                                              (6,959)      14,350       23,992
   Adjustments required to reconcile net income (loss)
     to net cash provided by operations:
        Extraordinary gain on repurchase of debentures               (95)        --           (690)
        Facility relocation costs                                   --          3,289         --
        Restructure costs                                          4,158         --           --
        Depreciation and amortization                             21,685       19,206       17,429
        Restricted stock compensation                                286          401          379
        Deferred income taxes                                     (8,226)      (2,418)       4,412
        Changes in assets and liabilities:
          Accounts receivable                                     25,313       11,128       (5,816)
          Inventories                                                506        2,953        9,156
          Prepaid expenses and other assets                          403         (594)        (927)
          Accounts payable                                       (10,114)      (1,841)       2,158
          Accrued liabilities                                     (7,947)       7,193       (2,005)
--------------------------------------------------------------------------------------------------
     Net cash provided by operations                              19,010       53,667       48,088
--------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of temporary cash investments                      (131,608)     (84,526)    (159,095)
   Proceeds from maturities of temporary cash investments        104,477       82,304      119,362
   Purchases of property and equipment                           (32,214)     (30,322)     (13,910)
   Additions to software production costs                         (3,359)      (3,160)      (2,792)
   Other                                                            (461)      (2,217)        (316)
--------------------------------------------------------------------------------------------------
     Net cash used for investing activities                      (63,165)     (37,921)     (56,751)
--------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Sale of Common Stock                                            5,294        4,485        4,617
   Repurchase of convertible subordinated debentures                (955)        --         (6,419)
   Repurchase of Common Stock                                     (5,617)        --         (2,722)
--------------------------------------------------------------------------------------------------
     Net cash provided by (used for) financing activities         (1,278)       4,485       (4,524)
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                             (359)         140            9
     Net increase (decrease) in cash and cash equivalents        (45,792)      20,371      (13,178)
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  13,720    $  59,512    $  39,141
==================================================================================================
Other cash flow information: Cash paid during the year for:
     Interest                                                  $   1,895    $   1,932    $   2,477
     Income taxes                                              $   1,449    $   5,989    $   4,050
   Non-cash investing and financing activities:
     Unrealized gain (loss) on available-for-sale securities   $   2,970    $   3,815    $     (44)
     Income tax benefit arising from employee stock
        option plans                                           $     808    $     648    $   1,807

The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
consolidated statements of stockholders' equity
================================================================================

                                                  ADDITIONAL                  CUMULATIVE                      TOTAL
                                         COMMON      PAID-IN    TREASURY   COMPREHENSIVE    RETAINED  STOCKHOLDERS'
(DOLLARS IN THOUSANDS)                    STOCK      CAPITAL       STOCK   INCOME (LOSS)    EARNINGS         EQUITY
--------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1996              $     208    $ 166,013   $    (599)     $    (943)   $  19,751    $ 184,430
--------------------------------------------------------------------------------------------------------------------

Sale of 303,000 shares of
   Common Stock under
   employee stock benefit plans               3        3,591        --             --           --          3,594
Purchase of 205,000 shares
   of Common Stock                           (2)        --        (2,720)          --           --         (2,722)
Reissuance of 113,000 shares of
   treasury stock under stock plans           1          627         774           --           --          1,402
Income tax benefit arising from
   employee stock option plans             --          1,807        --             --           --          1,807
Net unrealized loss on securities          --           --          --              (44)        --            (44)
Cumulative translation adjustment          --           --          --              441         --            441
Net income                                 --           --          --             --         23,992       23,992
--------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1997              $     210    $ 172,038   $  (2,545)     $    (546)   $  43,743    $ 212,900
--------------------------------------------------------------------------------------------------------------------

Sale of 242,000 shares of
   Common Stock under
   employee stock benefit plans               3        2,815        --             --           --          2,818
Reissuance of 164,000 shares of
   treasury stock under stock plans           2          951       1,115           --           --          2,068
Income tax benefit arising from
   employee stock option plans             --            648        --             --           --            648
Net unrealized gain on securities          --           --          --            3,815         --          3,815
Cumulative translation adjustment          --           --          --               54         --             54
Net income                                 --           --          --             --         14,350       14,350
--------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1998              $     215    $ 176,452   $  (1,430)     $   3,323    $  58,093    $ 236,653
--------------------------------------------------------------------------------------------------------------------

Sale of 269,000 shares of
   Common Stock under
   employee stock benefit plans               2        2,877        --             --           --          2,879
Purchase of 500,000 shares
   of Common Stock                           (5)        --        (5,612)          --           --         (5,617)
Reissuance of 286,000 shares of
   treasury stock under stock plans           3          459       2,189           --           --          2,651
Income tax benefit arising from
   employee stock option plans             --            808        --             --           --            808
Net unrealized gain on securities          --           --          --            2,970         --          2,970
Cumulative translation adjustment          --           --          --             (372)        --           (372)
Net loss                                   --           --          --             --         (6,959)      (6,959)
--------------------------------------------------------------------------------------------------------------------

Balances, March 31, 1999              $     215    $ 180,596   $  (4,853)     $   5,921    $  51,134    $ 233,013
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
notes to consolidated financial statements
================================================================================

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business Network Equipment Technologies, Inc. ("N.E.T." or the "Company"), headquartered in Fremont, California, is a leading designer, developer, manufacturer and supplier of multiservice wide area networks and associated services used by enterprises, government organizations and carriers worldwide.

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

     Inventories Inventories are stated at lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Inventories at March 31 consisted of the following:


     (DOLLARS IN THOUSANDS)                           1999            1998
--------------------------------------------------------------------------------

     Purchased components                          $ 3,728         $ 4,340
     Work-in-process                                13,168          13,371
     Finished goods                                  2,297           2,002
--------------------------------------------------------------------------------

                                                   $19,193         $19,713
================================================================================


     Property and Equipment Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to ten years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

     Software Production Costs Capitalization of software production costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software production costs in light of many factors, including anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Capitalization of software production costs amounted to $3.4 million, $3.2 million and $2.8 million in fiscal 1999, 1998 and 1997, respectively. Software production costs are amortized over the lives of the products, generally three years. Amortization amounted to $2.7 million, $2.3 million and $2.3 million in fiscal 1999, 1998 and 1997, respectively. During fiscal 1999, the Company reduced fully amortized software production costs by $5.4 million, which had no effect on net balances. Accumulated amortization was $5.7 million and $8.3 million at March 31, 1999 and 1998, respectively.

     Foreign Currency Translation The functional currency for the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the Consolidated Balance Sheets. Foreign currency transaction gains or losses are included in the Consolidated Statements of Operations and have not been significant. The Company enters into foreign exchange contracts to hedge certain intercompany balances and balance sheet exposures against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income and expense, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated intercompany balances and balance sheet exposure items. At March 31, 1999, the Company had no outstanding foreign exchange contracts.

================================================================================

================================================================================

     Stock-Based Compensation The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, does not generally recognize compensation cost in connection with its stock option and purchase plans.

     Earnings (Loss) Per Share Basic earnings per share ("EPS") excludes dilution and is computed based upon the weighted average number of common shares outstanding for the periods presented. Diluted earnings per share reflects the potential dilution that could occur if Common Stock options were exercised. Potentially dilutive common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive. There were 4,947,000 of outstanding options excluded from the dilutive earnings per share calculation at March 31, 1999. Additionally, there were 784,000 shares of Common Stock issuable upon conversion of debentures. These shares, and the related effect of accrued interest expense on the debentures, were not included in the calculation of diluted earnings per share for the year ended March 31, 1999, as their inclusion would have been antidilutive.


                                                     1999      1998      1997
--------------------------------------------------------------------------------

     Numerator:
     Income (loss) before extraordinary gain      $ (7,054)   $14,350   $23,302
--------------------------------------------------------------------------------

     Net income (loss)                            $ (6,959)   $14,350   $23,992
--------------------------------------------------------------------------------

     Denominator:
     Weighted average shares outstanding - bas      21,508     21,246    20,888
     Dilutive effect of options                         --        788       749
     Total diluted                                  21,508     22,034    21,637
--------------------------------------------------------------------------------

     Basic earnings (loss) per share:
       Income (loss) before extraordinary gain    $  (0.33)   $  0.68   $  1.12
       Net income (loss)                          $  (0.32)   $  0.68   $  1.15
     Diluted earnings (loss) per share:
       Income (loss) before extraordinary gain    $  (0.33)   $  0.65   $  1.08
       Net income (loss)                          $  (0.32)   $  0.65   $  1.11
--------------------------------------------------------------------------------

     Comprehensive Income (Loss) In fiscal 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from non-owner sources. Statements of comprehensive income (loss) for the years ended March 31, 1999, 1998 and 1997, have been included within the Consolidated Statements of Operations. Cumulative comprehensive income (loss) at March 31, 1999 and 1998, is comprised of cumulative foreign translation adjustments of ($808 thousand) and ($436 thousand), respectively, and cumulative net unrealized gains (losses) on available-for-sale securities of $6.7 million and $3.8 million, respectively.

     Financial Statement Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowances for potentially uncollectible accounts receivable, the valuation of inventory, the valuation allowance on deferred tax assets, lease recourse obligation and certain reserves and accruals. Actual results could differ materially from those estimates.

     Significant Risks and Uncertainties The Company sells its products primarily to large organizations in diversified industries worldwide. Credit risk is further mitigated by the Company's credit evaluation process and the reasonably short collection terms. The Company typically does not require collateral or other security to support accounts receivable. While the Company does maintain allowances for potential credit losses, actual bad debt losses have not been material or outside of management's expectations.

     The Company participates in a dynamic high technology telecommunications industry and believes that changes in any of the following areas and those set forth in this and other periodic reports and documents filed with the Securities and

================================================================================

================================================================================

     Exchange Commission could have a material adverse affect on the Company's future financial position or results of operations; advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in certain strategic partnerships or customer relationships; litigation or claims against the Company based on securities, intellectual property, patent, product, regulatory or other issues or factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; risks associated with Year 2000 compliance; and the Company's ability to attract and retain employees necessary to support its growth.

     Recently Issued Accounting Standards In June 1998, the Financial Accounting Standards Board adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in the current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. This statement is effective for the Company beginning April 1, 2001, with earlier application permitted. The Company believes that this statement will not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

     Facility Relocation Costs In April 1997, the Company entered into a 12-year operating lease agreement for the construction of a new corporate headquarters. The new headquarters is located in Fremont, California, which is approximately 12 miles from its previous site in Redwood City. The new facilities were built to the Company's specification and serve as home to its marketing, engineering, manufacturing and administrative staff. Related to the project management, design and construction of the new facility, the Company has expended $11.6 million and $1.2 million, net of landlord contributions, in fiscal 1998 and 1999, respectively, most of which has been capitalized. The Company believes that there are no further significant expenditures to be incurred related to this project.


NOTE TWO: TEMPORARY CASH INVESTMENTS

     The Company classifies its temporary cash investments as available-for-sale securities. The carrying value of such securities is measured at fair market value with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of stockholders' equity until realized. Temporary cash investments at March 31 consisted of the following:

                                                                         1999
------------------------------------------------------------------------------------------------------

                                                GROSS           GROSS            GROSS
                                            AMORTIZED      UNREALIZED       UNREALIZED          MARKET
     (DOLLARS IN THOUSANDS)                      COST           GAINS           LOSSES           VALUE
------------------------------------------------------------------------------------------------------
     U.S. government and municipalities      $ 75,021        $    220         $    (12)       $ 75,229
     Corporate notes and bonds                 21,437              38              (21)         21,454
     Other debt securities                     25,955              45               (5)         25,995
     Foreign debt issuances                     6,537               8               (3)          6,542
     Equity securities                          1,625           9,998                -          11,623
------------------------------------------------------------------------------------------------------

                                             $130,575        $ 10,309         $    (41)       $140,843
======================================================================================================

                                                                         1998
------------------------------------------------------------------------------------------------------

                                                GROSS           GROSS            GROSS
                                            AMORTIZED      UNREALIZED       UNREALIZED          MARKET
     (DOLLARS IN THOUSANDS)                      COST           GAINS           LOSSES           VALUE
------------------------------------------------------------------------------------------------------
     U.S. government and municipalities      $ 60,891        $    141         $    (10)       $ 61,022
     Corporate notes and bonds                 20,354              43              (13)         20,384
     Other debt securities                     14,242              39               (9)         14,272
     Foreign debt issuances                     6,314               1               (3)          6,312
------------------------------------------------------------------------------------------------------

                                             $101,801        $    224         $    (35)       $101,990
======================================================================================================

================================================================================

================================================================================

     The Company held $11.6 million of unregistered equity securities in a publicly traded company which were subject to certain holding restrictions. At March 31, 1999, the Company held unregistered equity securities in a privately held company which are recorded at a cost of $1.1 million and are classified as Other Assets in the Consolidated Balance Sheet.

     At March 31, 1999, the fair market value of available-for-sale securities with maturities less than one year was $56.3 million, with maturities between one year and five years was $65.9 million, and with maturities between five years and ten years was $7.0 million. Any gains or losses on sales of securities are computed on a specific identification basis. In fiscal 1999, there was a realized gain on the sale of equity securities of $1.0 million. There were no material realized gains or losses from the sale of securities in fiscal years 1998 and 1997.


NOTE THREE: ACCRUED LIABILITIES

     Accrued liabilities at March 31 were as follows:


     (DOLLARS IN THOUSANDS)                                1999             1998
--------------------------------------------------------------------------------


     Accrued compensation                               $15,113          $18,581
     Income taxes payable                                 6,648           10,021
     Unearned income                                      4,735            6,442
     Restructure costs                                    4,158              --
     Other                                               12,984           13,195
--------------------------------------------------------------------------------

                                                        $43,638          $48,239
================================================================================


NOTE FOUR: RESTRUCTURE COSTS

     In the fourth quarter of fiscal 1999, the Company announced plans to restructure along global lines of business to address specific market segments. These actions resulted mainly in a reduction in the work force.

     The Consolidated Statements of Operations for fiscal 1999 includes a charge of $4.7 million. This charge consists of $4.6 million for employee severance and other related costs and $0.1 million for office closures. The $4.7 million charge increased fiscal 1999 loss by $0.10 per diluted share. The Company expects to pay approximately $3.0 million in fiscal 2000 and the remainder in fiscal 2001.


                                    RESTRUCTURE          EXPENSE       REMAINING
                                          COSTS          TO DATE           COSTS
--------------------------------------------------------------------------------


     Compensation                        $3,964           $  424          $3,540
     Outplacement                           597               98             499
     Office closures                        135               16             119
--------------------------------------------------------------------------------

       Totals                            $4,696           $  538          $4,158
================================================================================


NOTE FIVE: FINANCING ARRANGEMENTS

     The Company maintains an unsecured $10.0 million line of credit which was renewed in May 1999. Borrowings under this committed facility are available through May 2000 and bear interest at the bank's base rate (which approximates prime). The terms of the previous agreement required that the Company maintain certain financial covenants, including a minimum of $25.0 million in cash and short term, highly liquid investments, net of any bank borrowings, no quarterly operating or net losses greater than 10% of tangible net worth and no operating or net losses in any two consecutive quarters of the fiscal year. The Company was not in compliance with all covenants as of March 31, 1999; however, such non-compliance at that date has been waived by the bank. The terms of the new agreement require $10.0 million of cash as

================================================================================

================================================================================

     collateral, however, previous financial covenants are no longer required. There were no outstanding borrowings under the line of credit agreement at March 31, 1999. BancBoston Leasing and the Company have an agreement in which BancBoston Leasing will provide lease financing to the Company's customers, with limited recourse of a minimum of $5.0 million or 20% of the outstanding lease balance, whichever is greater. In fiscal 1999, the Company recognized $5.0 million as revenue. Although the outstanding lease payments at March 31, 1999 totaled $5.2 million, the Company's recourse is limited to $5.0 million as discussed above.


NOTE SIX: LEASE COMMITMENTS

     The Company leases its facilities under operating leases. The minimum future lease commitments under these leases as of March 31, 1999, were as follows:


     (DOLLARS IN THOUSANDS)

     2000                                                             $ 7,959
     2001                                                               7,640
     2002                                                               6,771
     2003                                                               5,977
     2004                                                               5,220
     After 2004                                                        37,556
--------------------------------------------------------------------------------
                                                                      $71,123
================================================================================

     Rental expense under operating leases was $7.6 million, $7.9 million and $7.7 million for fiscal years 1999, 1998 and 1997, respectively.


NOTE SEVEN: CONVERTIBLE SUBORDINATED DEBENTURES

     In May 1989, the Company issued $75.0 million of 7 1/4% convertible subordinated debentures due May 15, 2014, in an underwritten public offering, with net proceeds of $72.8 million. Each debenture is convertible at the option of the holder into Common Stock at $31.50 per share, and is redeemable at the option of the Company at prices that decline from 100.73% of face value on May 15, 1998, to 100% of face value on May 15, 1999. The debentures are entitled to a sinking fund beginning May 15, 2000, of $3.8 million annually, calculated to retire 70% of the debentures prior to maturity. Such required sinking fund payments will be reduced by any redemption or conversion of debentures prior to the date of the sinking fund payment.

     In fiscal 1991, the Company repurchased debentures in the face amount of $6.4 million. During fiscal 1996, the Company completed a partial call of its outstanding debentures, reducing debenture principal by $35.1 million, of which $9.8 million was redeemed and an additional $25.3 million was converted into shares of Common Stock at a conversion price of $31.50 per share.

     In fiscal 1997, the Company repurchased debentures in the face amount of $7.7 million at a cost of $6.4 million, plus accrued interest. Accordingly, the Company recorded a $690 thousand gain, net of taxes ($0.03 per diluted share), as an extraordinary gain in the Consolidated Statements of Operations.

     In fiscal 1999, the Company repurchased debentures in the face amount of $1.1 million at a cost of $983 thousand, plus accrued interest. Accordingly, the Company recorded a $95 thousand gain, net of taxes ($0.01 per diluted share), as an extraordinary gain in the Consolidated Statements of Operations.

================================================================================

================================================================================

NOTE EIGHT: CAPITAL STOCK

     Stockholders' Rights Plan The Company's Board of Directors has approved a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the Plan, as amended in June 1990, a preferred share purchase right ("Right") is attached to each share of Common Stock. The Rights are exercisable only after a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer that would result in 20% or more of Common Stock ownership. Each Right initially entitles stockholders to buy one one-hundredth (1/100) of a share of a new series of participating Preferred Stock at an exercise price of $120. If the Company is acquired in a merger or other transaction with a person or group, or sells 50% or more of its assets or earning power to such a person or group, each Right not owned by such acquiring person will entitle its holder to obtain on exercise of the Right a number of the acquiring company's common shares having a market value at the time of twice the Right's then-current exercise price. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder to obtain on exercise of the Right a number of shares of Common Stock (or equivalent) having a market value of twice the Right's then-current exercise price. After a person or group has acquired 15% of the outstanding shares of Common Stock but before their acquisition of 50% or more of the Common Stock, the Board of Directors may exchange one share of Common Stock or equivalent fractions of Preferred Stock for each Right. The Company can redeem the Rights at $0.01 per Right at any time until the tenth day following the acquisition by a person or group of 15% of the Company's Common Stock. The Rights are also redeemable thereafter in certain circumstances. The Rights expire on August 24, 1999, unless earlier redeemed or exchanged.

     Preferred Stock The Company has authorized 5,000,000 shares of $0.01 par value Preferred Stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 31, 1999, no preferred shares were outstanding.

     Reserved Stock As of March 31, 1999, the Company had reserved shares of its Common Stock for the following purposes:


                                                                      RESERVED
================================================================================
     Stock option plans:
       Outstanding (at $5.25 to $35.75 per share)                    4,946,880
       Available for grant                                           2,894,570
     Convertible subordinated debentures                               784,317
     Employee Stock Purchase Plan                                      367,754
================================================================================


     Employee Stock Purchase Plan Under the current Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of Common Stock at a price equal to at least 85% of the lower of the fair market value of the Common Stock at the beginning or end of the offering period. The offering period under the Plan began May 1, 1998 and purchases are made every four months. During fiscal 1999, 1998 and 1997, 286,000, 163,000 and 224,000 shares were issued under this Plan, at weighted average prices of $9.30, $12.64 and $13.43 per share, respectively.

     Stock Repurchase During fiscal 1999, the Company repurchased 500,000 shares of its Common Stock at an average price of $11.23 per share.

     Stock Options and Restricted Stock The Company grants options to purchase shares of its Common Stock and is authorized to award restricted shares of Common Stock pursuant to the terms of its 1993 Stock Option Plan and 1997 Stock Option Program, and grants options to purchase shares of its Common Stock pursuant to the terms of its

================================================================================

================================================================================

     1989 U.K. Stock Option Plan (collectively "option plans"). Stock options generally become exercisable ratably over a four year period and expire after seven to ten years. Options may be granted to officers, key employees, directors and independent contractors to purchase Common Stock at a price not less than 100% of the fair market value at the date of grant. Previously issued restricted stock carries certain restrictions on transferability, which lapse over the vesting period (generally two to four years). In fiscal 1999, no restricted stock was awarded, however, the Company repurchased 5,000 shares. As of March 31, 1999, 239,500 restricted shares at $0.01 per share have been awarded and issued to certain officers and employees, of which 13,500 shares are subject to repurchase at the original purchase price. Such rights expire ratably over the respective vesting period. Related compensation expense totaled $286 thousand, $401 thousand and $379 thousand for the years ended March 31, 1999, 1998 and 1997, respectively.

     Activity in the Company's option plans is summarized below:

                                                                                            WEIGHTED
                                                                        AVERAGE               NUMBER
                                                       SHARES    EXERCISE PRICE          EXERCISABLE
----------------------------------------------------------------------------------------------------
     Options outstanding at March 31, 1996          2,634,688            $15.39            1,080,002
----------------------------------------------------------------------------------------------------
     Granted                                        3,514,470             18.15
     Exercised                                       (183,189)             8.88
     Cancelled                                     (2,388,722)            25.30
----------------------------------------------------------------------------------------------------
     Options outstanding at March 31, 1997          3,577,247             12.00            1,149,338

     Granted                                        1,835,059             13.87
     Exercised                                       (242,185)             9.55
     Cancelled                                       (473,652)            13.46
----------------------------------------------------------------------------------------------------
     Options outstanding at March 31, 1998          4,696,469             12.68            1,861,651

     Granted                                        2,970,007             12.72
     Exercised                                       (273,845)             9.50
     Cancelled                                     (2,445,751)            15.88
----------------------------------------------------------------------------------------------------
     Options outstanding at March 31, 1999          4,946,880            $11.28            2,180,545
====================================================================================================


     The following table summarizes information concerning options outstanding and exercisable as of March 31, 1999:

                                           OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
--------------------------------------------------------------------------   --------------------------------------
                                                  WEIGHTED
                                                   AVERAGE
                                                 REMAINING        WEIGHTED                         WEIGHTED
            RANGE OF               NUMBER      CONTRACTUAL         AVERAGE        NUMBER            AVERAGE
     EXERCISE PRICES          OUTSTANDING     LIFE (YEARS)  EXERCISE PRICE   EXERCISABLE     EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------
     $ 5.25 - $ 9.50              865,520             5.16          $ 8.09       669,170             $ 7.87
     $ 9.63 - $10.25            1,579,444             9.27          $10.23        53,634             $ 9.65
     $10.63 - $12.25              995,004             7.63          $11.50       501,218             $11.41
     $12.38 - $12.38            1,062,883             7.18          $12.38       707,737             $12.38
     $12.75 - $35.75              444,029             7.54          $18.16       248,786             $20.36
-------------------------------------------------------------------------------------------------------------------
     $ 5.25 - $35.75            4,946,880             7.62          $11.28     2,180,545             $11.62
===================================================================================================================

================================================================================

================================================================================

     During the second quarter of fiscal 1997, the Company approved a cancellation and regrant program for outstanding options under the Company's stock option plans. Under the program, holders of outstanding options with exercise prices in excess of $12.38 per share were given the choice of retaining these options or of obtaining in substitution repriced options for the same number of shares. The repriced options are exercisable at a price of $12.38 per share, the fair market value of the Common Stock on the regrant date. The repriced options have a vesting schedule identical to the cancelled options, but beginning anew on the date of regrant. During 1997, 1,786,000 options were cancelled and regranted.

     In October 1998, the Company approved a cancellation and regrant program for outstanding options under the Company's stock option plans. Under the program, holders of outstanding options granted after July 24,1996, with exercise prices in excess of $10.25 per share, were given the choice of retaining these options or of obtaining in substitution repriced options for the same number of shares. The repriced options are exercisable at a price of $10.25 per share, the fair market value of the Common Stock on the regrant date. The repriced options have a vesting schedule identical to the cancelled options, but beginning anew on the date of regrant. During 1999, 1,634,000 options were cancelled and regranted.

     Stock-Based Compensation As discussed in Note One, the Company continues to account for its stock-based compensation using the intrinsic value method in accordance with APB 25 and, accordingly, does not recognize compensation expense for employee stock plans as they are granted at fair market value. However, SFAS 123, "Accounting for Stock Based Compensation" requires disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as prescribed by SFAS 123. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock-based awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. As the Company's employee stock-based compensation plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable measure of the fair value of awards from those plans.

     If the computed fair values of the fiscal 1999, 1998 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) and earnings (loss) per share would have been ($12.8) million (($0.27) per diluted share), $8.0 million ($0.36 per diluted share) and $16.9 million ($0.78 per diluted share) in fiscal 1999, 1998 and 1997, respectively.

     The Company's calculations for option grants were made using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999, 1998 and 1997, respectively: risk-free rates of 5.3%, 6.1% and 6.3%; stock price volatility factor of 56%, 50% and 52%; expected option life of four months, three months and six months following vesting; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and recognition of forfeitures as they occur. The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 was approximately $4.86, $5.08 and $6.49, respectively. The fair value of the employee purchase rights under the Employee Stock Purchase Plan was estimated using the same model, but with the following weighted average assumptions for fiscal 1999, 1998 and 1997, respectively: risk-free rate of 5.1%, 5.5% and 5.5%; stock price volatility factor of 60%, 48% and 48%; and expected option life of four months, six months and six months. The weighted average fair value of purchase rights granted in fiscal 1999, 1998 and 1997 was approximately $3.69, $4.76 and $6.16, respectively.

================================================================================

================================================================================

NOTE NINE: INCOME TAXES

     Income (loss) before income taxes and the provision (benefit) for income taxes consist of the following:


(DOLLARS IN THOUSANDS)                            1999         1998         1997
--------------------------------------------------------------------------------

Income before income taxes:
  Domestic                                    $(13,217)    $ 16,135     $ 31,360
  Foreign                                       (1,479)       4,968        4,457
--------------------------------------------------------------------------------

                                              $(14,696)    $ 21,103     $ 35,817
--------------------------------------------------------------------------------

Provision (benefit) for income taxes:
  Current:
     Federal                                  $  1,067     $  6.310     $  5,218
     State                                        (144)       1,760        1,238
     Foreign                                      (338)       1,101        1,647
--------------------------------------------------------------------------------

                                                   585        9,171        8,103
--------------------------------------------------------------------------------

  Deferred:
     Federal                                    (4,286)      (1,591)       4,070
     State                                      (3,941)        (827)         342
--------------------------------------------------------------------------------

                                                (8,227)      (2,418)       4,412
--------------------------------------------------------------------------------

                                              $ (7,642)    $  6,753     $ 12,515
================================================================================


     The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% to income (loss) before income taxes as follows:


(DOLLARS IN THOUSANDS)                             1999        1998        1997
-------------------------------------------------------------------------------

Statutory federal tax provision                $ (5,144)   $  7,386    $ 12,536
State taxes net of federal income tax effect       (284)        823       1,397
Change in valuation allowance                      --        (1,044)       (115)
Foreign sales corporation benefit                  (316)       (913)     (1,440)
Exempt interest income                           (1,260)       (745)       (245)
Other                                              (638)      1,246         382
-------------------------------------------------------------------------------

Provision (benefit) for income taxes           $ (7,642)   $  6,753    $ 12,515
================================================================================


     Deferred tax assets (liabilities) are comprised of the following at March
     31:


(DOLLARS IN THOUSANDS)                                        1999         1998
-------------------------------------------------------------------------------

Reserves not currently deductible for tax purposes        $  9,009     $  8,079
Depreciation                                                  (884)        (591)
Loss carryforwards                                             292         --
Credit carryforwards                                        13,771        6,240
-------------------------------------------------------------------------------

Gross deferred tax assets                                   22,188       13,728
Gross deferred tax liabilities
  Capitalized software production costs                     (4,126)      (3,892)
  Unrealized gain on securities                             (3,499)      (1,954)
-------------------------------------------------------------------------------

Net deferred tax assets                                   $ 14,563     $  7,882
================================================================================


     The net deferred tax assets previously shown above are presented in the Consolidated Balance Sheet as current deferred tax assets of $5.5 million and non-current deferred tax assets of $9.1 million at March 31, 1999.

     The valuation allowance decreased $1.0 million in fiscal 1998 due to the realization of the benefit of certain tax loss carryforwards. The Company has not provided a valuation allowance based on management's evaluation of the likelihood of the realization of future tax benefits resulting from the deferred tax assets.

     At March 31, 1999, the Company had available federal tax credit carryforwards of $5.7 million expiring in years 2006 through 2020, and alternative minimum tax credit carryforwards of $4.1 million available indefinitely. Also available at March 31, 1999 are state tax credit carryforwards of $4.0 million, also available indefinitely.


NOTE TEN: SIGNIFICANT CUSTOMERS

     Sales to the U.S. government and its agencies amounted to 24%, 33% and 29% of revenue for fiscal years 1999, 1998 and 1997, respectively. These amounts include sales under contracts with the U.S. Department of Defense under which various government agencies can order products, installation and service from the Company which amounted to 24%, 30% and 27% of revenue for fiscal years 1999, 1998 and 1997, respectively. The Company had no other customers that accounted for more than 10% of revenue during these same periods.


NOTE ELEVEN: SEGMENT INFORMATION

     The Company operates in one segment; the design, development, manufacture and sale of multiservice wide area networks and associated services used by enterprises, government organizations and carriers worldwide, and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." At the end of fiscal 1999, the Company was reorganized into a line of business structure. Previously, the Company's reportable segments under SFAS 131 were geographic areas. The financial information for the lines of business structure is not available for disclosure, therefore, the geographic segments are disclosed. The following presents operating information by geographic territory for fiscal 1999, 1998 and 1997:


     (DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------------------------------------
                             NORTH                      UNITED            OTHER
     1999                  AMERICA       FEDERAL       KINGDOM    INTERNATIONAL   ELIMINATIONS        TOTALS
------------------------------------------------------------------------------------------------------------
     Product              $ 50,503      $ 44,330      $ 26,416         $ 39,660      $ (3,790)      $157,119
     Service and training   33,392        54,679        14,244            4,563          (162)       106,716
------------------------------------------------------------------------------------------------------------

       Total revenue      $ 83,895      $ 99,009      $ 40,660         $ 44,223      $ (3,952)      $263,835
============================================================================================================

     Long-lived assets    $ 86,472      $  1,172      $  4,885         $  1,058      $(12,956)      $ 80,631
------------------------------------------------------------------------------------------------------------

                             NORTH                      UNITED            OTHER
     1998                  AMERICA       FEDERAL       KINGDOM    INTERNATIONAL   ELIMINATIONS        TOTALS
------------------------------------------------------------------------------------------------------------
     Product              $ 50,724      $ 50,674      $ 31,832         $ 64,545      $  2,424       $200,199
     Service and training   37,854        52,314        16,429            2,265          (340)       108,522
------------------------------------------------------------------------------------------------------------

       Total revenue      $ 88,578      $102,988      $ 48,261         $ 66,810      $  2,084       $308,721
============================================================================================================

     Long-lived assets    $ 70,164      $    947      $  5,758         $    287      $(12,618)      $ 64,538
------------------------------------------------------------------------------------------------------------

                             NORTH                      UNITED            OTHER
     1997                  AMERICA       FEDERAL       KINGDOM    INTERNATIONAL   ELIMINATIONS        TOTALS
------------------------------------------------------------------------------------------------------------
     Product              $ 71,868      $ 46,244      $ 34,537         $ 62,213      $   --         $214,862
     Service and training   37,956        55,024        16,667            3,735        (3,806)       109,576
------------------------------------------------------------------------------------------------------------

       Total revenue      $109,824      $101,268      $ 51,204         $ 65,948      $ (3,806)      $324,438
============================================================================================================

     Long-lived assets    $ 53,749      $  1,129      $  5,943         $    469      $(18,104)      $ 43,186
------------------------------------------------------------------------------------------------------------

Total revenues are based on the country from which customers are invoiced.

================================================================================

================================================================================

NOTE TWELVE: EMPLOYEE BENEFIT PLAN

     The Company has established a 401(k) tax-deferred savings plan whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% to 17% to a maximum of $10 thousand per year). Company contributions are discretionary and were $1.1 million, $961 thousand and $860 thousand for fiscal years 1999, 1998 and 1997, respectively.


NOTE THIRTEEN: FAIR VALUE of FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Company's financial instruments at March 31 were as follows:

                                                   1999                         1998
-----------------------------------------------------------------      ----------------------

                                           Carrying     Estimated      Carrying     Estimated
     (Dollars in thousands)                  Amount    Fair Value        Amount    Fair Value
---------------------------------------------------------------------------------------------
     Assets
       Cash and cash equivalents           $ 13,720      $ 13,720      $ 59,512      $ 59,512
       Temporary cash investments          $140,843      $140,843      $101,990      $101,990
       Equity securities                   $  1,103      $  1,103      $  7,582      $  7,582
     Liabilities
       Foreign exchange contracts          $   --        $   --        $  5,097      $  4,984
       Convertible subordinated debentures $ 24,706      $ 19,765      $ 25,821      $ 24,530
=============================================================================================


     The following methods and assumptions were used in estimating the fair values of financial instruments:

     Cash and cash equivalents-the carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values due to their short maturities.

     Temporary cash investments, equity securities, foreign exchange contracts and convertible subordinated debentures- estimated fair values are based on quoted market prices.

NOTE FOURTEEN: SUBSEQUENT EVENTS

     During the first quarter of fiscal 2000, the Company sold all the equity securities held in a publicly traded company at an average price of $36 per share and a gain of $7.5 million. See Note Two in the Notes to Consolidated Financial Statements.

     During April and May 1999, the Company repurchased an additional 361,000 shares of its Common Stock at an average price of $8.30 per share. The Company intends to continue its share repurchase program in fiscal 2000 and from time to time will enter the market to repurchase shares. See Note Eight in the Notes to Consolidated Financial Statements.

================================================================================
independent auditors' report
================================================================================


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NETWORK EQUIPMENT TECHNOLOGIES,
INC.

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive income
(loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

San Jose, California
April 19, 1999
(May 24, 1999 as to Note Fourteen)

================================================================================
stock information
================================================================================

DIVIDENDS

The Company has not paid cash dividends on its Common Stock, and it presently intends to continue this policy for the foreseeable future in order to retain earnings for the development of the Company's business.


MARKET PRICE

Network Equipment Technologies, Inc.'s Common Stock is traded on the New York Stock Exchange under the symbol NWK. The following table sets forth, for the quarterly periods indicated, the high and low sale prices:


FISCAL 1999                                            HIGH                  LOW
--------------------------------------------------------------------------------

First quarter                                        $20.63               $13.94
Second quarter                                        17.00                 8.94
Third quarter                                         13.63                 8.00
Fourth quarter                                        10.88                 7.88
--------------------------------------------------------------------------------


FISCAL 1998                                            HIGH                  LOW
--------------------------------------------------------------------------------

First quarter                                        $18.63               $11.25
Second quarter                                        22.38                17.13
Third quarter                                         20.19                12.75
Fourth quarter                                        16.88                11.63
--------------------------------------------------------------------------------

In addition, the Company's 71/4% convertible subordinated debentures trade in the over-the-counter market.

================================================================================
corporate directory and information
================================================================================

Corporate Directory

Hubert A. J. Whyte*
President and Chief Executive Officer

Roger A. Barney
Senior Vice President, Corporate Services and Assistant Secretary

Robert P. Bowe
Acting Chief Financial Officer

David P. Owen
Vice President, Strategy and Technology

Raymond E. Peverell
Senior Vice President, International

G. Michael Schumacher
Senior Vice President, Product Operations

Charles S. Shiverick
Vice President, Information Services
and Process Management

Robert T. Warstler
Senior Vice President, North America



DIRECTORS

Dixon R. Doll
Managing General Partner,
Doll Capital Management

James K. Dutton
Director, Caere Corporation and ECCS, Inc.

Walter J. Gill
Vice President and Chief Technology Officer
(retired), N.E.T.

George M. Scalise
President, Semiconductor Industry Association

Hubert A. J. Whyte*
President and Chief Executive Officer, N.E.T.

Hans A. Wolf
Chairman of the Board, N.E.T.
Vice Chairman of the Board (retired),
Syntex Corporation

*Successor to Joseph J. Francesconi commencing June 1, 1999


CORPORATE INFORMATION

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on August 10, 1999, at the Company's headquarters in Fremont, California.

N.E.T. on the Internet

N.E.T.'s home page on the World Wide Web contains background on the Company and its products, financials, and other useful information. Our web site is located at www.net.com.

Investor Relations

N.E.T. welcomes inquiries from its stockholders and other interested investors. To access the Company's Annual Report, Form 10-K, quarterly financial results, and other corporate information, please visit our web site, call our hotline at 1.888.828.8080, or write to Investor Relations at N.E.T., 6500 Paseo Padre Parkway, Fremont, California 94555.

Transfer Agent

BankBoston, NA
c/o EquiServe
Boston, Massachusetts

Independent Auditors
Deloitte & Touche LLP
San Jose, California


The N.E.T. logo and Promina are registered trademarks, and CellXpress, N.E.T., and PanaVue are trademarks of Network Equipment Technologies, Inc. All other trademarks are the sole properties of their respective companies.

(C)1999 Network Equipment Technologies, Inc. All rights reserved.

Printed in the U.S.A.

LIT004-AR-0599-15K